Exhibit 99.1

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Financial Statements

March 31, 2021 and 2020

(Unaudited)

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Stockholders

KB Financial Group Inc.:

Reviewed financial statements

We have reviewed the accompanying condensed consolidated interim financial statements of KB Financial Group Inc. and its subsidiaries (collectively the “Group”), which comprise the consolidated interim statement of financial position as of March 31, 2021, the consolidated interim statements of comprehensive income, changes in equity and cash flows for the three-month periods ended March 31, 2021 and 2020 and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No.1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of the condensed consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ review responsibility

Our responsibility is to issue a report on these condensed consolidated interim financial statements based on our review.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No.1034 Interim Financial Reporting.

Emphasis of matters

The following matters may be helpful to the readers in their understanding of the condensed consolidated interim financial statements. Our review conclusion is not affected by these matters.

As described in note 32.3.i) to the condensed consolidated interim financial statements, the proliferation of COVID-19 has had a negative impact on the global economy, which may have a greater impact than expected credit losses and potential impairment of assets in a particular portfolio, and it could negatively affect the profit generation capability of the Group.

Other matters

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries.

The consolidated statement of financial position of the Group as of December 31, 2020, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated March 9, 2021, expressed an unqualified opinion. The accompanying consolidated statement of financial position of the Group as of December 31, 2020 presented for comparative purposes, is consistent, in all material respects, with the audited consolidated financial statements from which it has been derived.

</s/>KPMG Samjong Accounting Corp.

Seoul, Korea

May 17, 2021

This report is effective as of May 17, 2021, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Financial Position

March 31, 2021 and December 31, 2020

(in millions of Korean won)	Notes	March 31, 2021 (Unaudited)		December 31, 2020
Assets
Cash and due from financial institutions	4,6,7,31	~~W~~	30,148,816	~~W~~	25,608,842
Financial assets at fair value through profit or loss	4,6,11		60,155,939		61,035,455
Derivative financial assets	4,6,8		3,733,367		5,545,385
Loans measured at amortized cost	4,6,9,10		383,242,460		377,166,984
Financial investments	4,6,11		95,929,750		98,695,426
Investments in associates and joint ventures	12		632,067		771,435
Property and equipment			5,389,287		5,433,554
Investment property			2,543,538		2,533,539
Intangible assets			3,308,889		3,351,133
Net defined benefit assets	19		1,666		2,845
Current income tax assets			122,110		109,772
Deferred income tax assets	13,26		80,378		65,058
Assets held for sale			203,230		197,727
Other assets	4,6		35,447,691		30,155,037

Total assets		~~W~~	620,939,188	~~W~~	610,672,192

Liabilities
Financial liabilities at fair value through profit or loss	4,6,14	~~W~~	12,750,079	~~W~~	11,810,058
Derivative financial liabilities	4,6,8		3,370,512		5,222,897
Deposits	4,6,15		339,270,753		338,580,220
Borrowings	4,6,16		50,444,543		49,827,156
Debentures	4,6,17		62,220,973		62,760,687
Provisions	18		707,284		714,903
Net defined benefit liabilities	19		292,806		248,226
Current income tax liabilities			879,084		764,981
Deferred income tax liabilities	13,26		1,214,076		1,162,286
Insurance liabilities	30		55,434,122		54,415,296
Other liabilities	4,6		50,289,586		41,804,023

Total liabilities			576,873,818		567,310,733

Equity
Share capital	20		2,090,558		2,090,558
Hybrid securities	20		2,294,647		1,695,988
Capital surplus	20		16,723,593		16,723,589
Accumulated other comprehensive income	20,28		294,466		612,337
Retained earnings	20		22,903,059		22,517,392
Treasury shares	20		(1,136,188)		(1,136,188)

Equity attributable to shareholders of the Parent Company	20		43,170,135		42,503,676
Non-controlling interests			895,235		857,783

Total equity			44,065,370		43,361,459

Total liabilities and equity		~~W~~	620,939,188	~~W~~	610,672,192

The above consolidated interim statements of financial position should be read in conjunction with the accompanying notes.

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Comprehensive Income

Three-Month Periods Ended March 31, 2021 and 2020

(in millions of Korean won, except per share amounts)	Notes	2021 (Unaudited)		2020 (Unaudited)
Interest income		~~W~~	3,624,937	~~W~~	3,619,976
Interest income from financial instruments at fair value through other comprehensive income and amortized cost			3,481,238		3,439,974
Interest income from financial instruments at fair value through profit or loss			143,699		180,002
Interest expense			(982,637)		(1,270,775)

Net interest income	5,21		2,642,300		2,349,201

Fee and commission income			1,359,038		1,041,463
Fee and commission expense			(391,859)		(371,331)

Net fee and commission income	5,22		967,179		670,132

Insurance income			4,255,602		3,270,563
Insurance expense			(4,081,388)		(3,192,469)

Net insurance income	5,30		174,214		78,094

Net gains (losses) on financial instruments at fair value through profit or loss before applying overlay approach			213,714		(98,539)
Net gains (losses) on overlay adjustments			11,246		(39,973)

Net gains (losses) on financial instruments at fair value through profit or loss	5,23		224,960		(138,512)

Net other operating expenses	5,24		(365,365)		(216,926)

General and administrative expenses	5,19,25		(1,723,067)		(1,459,197)

Operating profit before provision for credit losses	5		1,920,221		1,282,792

Provision for credit losses	5,7,9,10,18		(173,395)		(243,673)

Net operating income	5		1,746,826		1,039,119

Share of profit (losses) of investments in associates and joint ventures	5		59,710		(3,037)
Net other non-operating losses	5		(20,106)		(16,686)

Net non-operating income (expenses)			39,604		(19,723)

Profit before income tax expense	5		1,786,430		1,019,396
Income tax expense	5,26		(501,270)		(280,459)

Profit for the period	5		1,285,160		738,937

(Continued)

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Comprehensive Income

Three-Month Periods Ended March 31, 2021 and 2020 (cont’d)

(in millions of Korean won, except per share amounts)	Notes	2021 (Unaudited)		2020 (Unaudited)
Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities			(4,029)		(1,224)
Share of other comprehensive income (loss) of associates and joint ventures			(2)		23
Net gains (losses) on equity instruments at fair value through other comprehensive income			46,272		(211,961)
Fair value changes on financial liabilities designated at fair value due to own credit risk			3,286		19,829

			45,527		(193,333)

Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations			101,160		81,322
Net losses on debt instruments at fair value through other comprehensive income			(583,821)		(32,859)
Shares of other comprehensive income (loss) of associates and joint ventures			3		(8,101)
Gains (losses) on cash flow hedging instruments	8		8,439		(38,524)
Losses on hedging instruments of net investments in foreign operations	8		(32,871)		(12,160)
Other comprehensive loss arising from separate account			(19,142)		(333)
Net gains (losses) on overlay approach adjustment	30		(8,058)		29,056

			(534,290)		18,401

Other comprehensive loss for the period, net of tax			(488,763)		(174,932)

Total comprehensive income for the period		~~W~~	796,397	~~W~~	564,005

Profit attributable to:	5
Shareholders of the Parent Company		~~W~~	1,270,015	~~W~~	729,454
Non-controlling interests			15,145		9,483

		~~W~~	1,285,160	~~W~~	738,937

Total comprehensive income for the period attributable to:
Shareholders of the Parent Company		~~W~~	771,011	~~W~~	554,538
Non-controlling interests			25,386		9,467

		~~W~~	796,397	~~W~~	564,005

Earnings per share (in Korean won)	29
Basic earnings per share		~~W~~	3,225	~~W~~	1,864
Diluted earnings per share			3,161		1,849

The above consolidated interim statements of comprehensive income should be read in conjunction with the accompanying notes.

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Changes in Equity

Three-Month Periods Ended March 31, 2021 and 2020

	Equity attributable to shareholders of the Parent Company
(in millions of Korean won)	Share Capital		Hybrid Securities		Capital Surplus		Accumulated Other Comprehensive Income		Retained Earnings		Treasury Shares		Non-controlling Interests		Total Equity
Balance as of January 1, 2020	~~W~~	2,090,558	~~W~~	399,205	~~W~~	17,122,777	~~W~~	348,021	~~W~~	19,709,545	~~W~~	(1,136,188)	~~W~~	585,407	~~W~~	39,119,325

Comprehensive income for the period
Profit for the period		—		—		—		—		729,454		—		9,483		738,937
Remeasurements of net defined benefit liabilities		—		—		—		(1,224)		—		—		—		(1,224)
Exchange differences on translating foreign operations		—		—		—		81,339		—		—		(17)		81,322
Net losses on financial instruments at fair value through other comprehensive income		—		—		—		(244,820)		—		—		—		(244,820)
Share of other comprehensive loss of associates and joint ventures		—		—		—		(8,078)		—		—		—		(8,078)
Losses on cash flow hedging instruments		—		—		—		(38,524)		—		—		—		(38,524)
Losses on hedges of a net investments in foreign operation		—		—		—		(12,160)		—		—		—		(12,160)
Other comprehensive loss arising from separate account		—		—		—		(333)		—		—		—		(333)
Fair value changes on financial liabilities designated at fair value due to own credit risk		—		—		—		19,829		—		—		—		19,829
Net gains on overlay approach adjustments		—		—		—		29,056		—		—		—		29,056

Total comprehensive income for the period		—		—		—		(174,915)		729,454		—		9,466		564,005

Transactions with shareholders
Annual dividends paid to shareholders of the Parent Company		—		—		—		—		(861,092)		—		—		(861,092)
Dividends on hybrid securities		—		—		—		—		(3,257)		—		(9,129)		(12,386)
Others		—		—		101		—		—		—		(459)		(358)

Total transactions with shareholders		—		—		101		—		(864,349)		—		(9,588)		(873,836)

Balance as of March 31, 2020 (Unaudited)	~~W~~	2,090,558	~~W~~	399,205	~~W~~	17,122,878	~~W~~	173,106	~~W~~	19,574,650	~~W~~	(1,136,188)	~~W~~	585,285	~~W~~	38,809,494

Balance as of January 1, 2021	~~W~~	2,090,558	~~W~~	1,695,988	~~W~~	16,723,589	~~W~~	612,337	~~W~~	22,517,392	~~W~~	(1,136,188)	~~W~~	857,783	~~W~~	43,361,459

Comprehensive income for the period
Profit for the period		—		—		—		—		1,270,015		—		15,145		1,285,160
Remeasurements of net defined benefit liabilities		—		—		—		(3,692)		—		—		(337)		(4,029)
Exchange differences on translating foreign operations		—		—		—		92,123		—		—		9,037		101,160
Net losses on financial instruments at fair value through other comprehensive income		—		—		—		(357,957)		(181,133)		—		1,541		(537,549)
Shares of other comprehensive income of associates and joint ventures		—		—		—		1		—		—		—		1
Gains on cash flow hedging instruments		—		—		—		8,439		—		—		—		8,439
Losses on hedges of a net investments in foreign operation		—		—		—		(32,871)		—		—		—		(32,871)
Other comprehensive losses arising from separate account		—		—		—		(19,142)		—		—		—		(19,142)
Fair value changes on financial liabilities designated at fair value due to own credit risk		—		—		—		3,286		—		—		—		3,286
Net losses on overlay approach adjustments		—		—		—		(8,058)		—		—		—		(8,058)

Total comprehensive income for the period		—		—		—		(317,871)		1,088,882		—		25,386		796,397

Transactions with shareholders
Annual dividends paid to shareholders of the Parent Company		—		—		—		—		(689,653)		—		—		(689,653)
Issuance of hybrid securities		—		598,659		—		—		—		—		—		598,659
Dividends on hybrid securities		—		—		—		—		(13,562)		—		(11,832)		(25,394)
Others		—		—		4		—		—		—		23,898		23,902

Total transactions with shareholders		—		598,659		4		—		(703,215)		—		12,066		(92,486)

Balance as of March 31, 2021 (Unaudited)	~~W~~	2,090,558	~~W~~	2,294,647	~~W~~	16,723,593	~~W~~	294,466	~~W~~	22,903,059	~~W~~	(1,136,188)	~~W~~	895,235	~~W~~	44,065,370

The above consolidated interim statements of changes in equity should be read in conjunction with the accompanying notes.

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Cash Flows

Three-Month Periods Ended March 31, 2021 and 2020

(in millions of Korean won)	Notes	2021 (Unaudited)		2020 (Unaudited)
Cash flows from operating activities
Profit for the period		~~W~~	1,285,160	~~W~~	738,937

Adjustment for non-cash items
Net losses on financial assets/liabilities at fair value through profit or loss			34,716		185,831
Net losses on derivative financial instruments for hedging purposes			140,432		76,174
Adjustment of fair value of derivative financial instruments			—		62
Provision for credit losses			173,395		243,673
Net gain on financial investments			(35,562)		(133,321)
Share of profit of associates and joint ventures			(59,710)		3,037
Depreciation and amortization expense			213,427		211,700
Depreciation and amortization expense on VOBA			40,685		44,896
Other net losses (gain) on property and equipment/intangible assets			3,201		(4,367)
Share-based payments			38,338		(6,211)
Policy reserve appropriation			1,003,418		281,279
Post-employment benefits			58,172		57,825
Net interest income (expense)			65,546		186,031
Net losses on foreign currency translation			7,837		24,422
Net other expense			122,957		121,118

			1,806,852		1,292,149

Changes in operating assets and liabilities
Financial asset at fair value through profit or loss			1,019,676		(749,030)
Derivative financial instruments			(104,635)		224,258
Loans at fair value through other comprehensive income			(48,336)		(52,458)
Loans measured at amortized cost			(5,591,559)		(13,035,271)
Current income tax assets			(12,082)		3,720
Deferred income tax assets			(15,077)		988
Other assets			(10,420,900)		(4,691,009)
Financial liabilities at fair value through profit or loss			986,831		(1,424,270)
Deposits			(18,935)		12,039,676
Current income tax liabilities			113,028		133,662
Deferred income tax liabilities			269,903		44,081
Other liabilities			7,043,106		4,887,747

			(6,778,980)		(2,617,906)

Net cash outflow from operating activities			(3,686,968)		(586,820)

(Continued)

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Cash Flows

Three-Month Periods Ended March 31, 2021 and 2020 (cont’d)

(in millions of Korean won)	Notes	2021 (Unaudited)		2020 (Unaudited)
Cash flows from investing activities
Net cash flows from derivative financial instruments for hedging purposes			5,658		(46,115)
Disposal of financial asset at fair value through profit or loss			2,214,438		3,442,701
Acquisition of financial asset at fair value through profit or loss			(2,403,819)		(4,789,257)
Disposal of financial investments			19,790,905		26,598,314
Acquisition of financial investments			(17,607,869)		(28,277,137)
Disposal in investments in associates and joint ventures			230,128		18,836
Acquisition of investments in associates and joint ventures			(30,828)		(18,608)
Disposal of property and equipment			14,896		230
Acquisition of property and equipment			(59,456)		(81,746)
Disposal of investment property			—		4,857
Acquisition of investment property			—		(310)
Disposal of intangible assets			3,376		6,468
Acquisition of intangible assets			(30,998)		(33,427)
Net cash flows from the change in subsidiaries			77,093		(6,357)
Others			(26,892)		(15,094)

Net cash inflow (outflow) from investing activities			2,176,632		(3,196,645)

Cash flows from financing activities
Net cash flows from derivative financial instruments for hedging purposes			(21,051)		(13,297)
Net increase in borrowings			551,698		3,672,924
Increase in debentures			13,546,169		25,945,744
Decrease in debentures			(14,376,695)		(23,319,400)
Decrease in other payables from trust accounts			830,570		3,632
Dividends paid on hybrid securities			(13,562)		(3,256)
Issuance of hybrid securities			598,659		—
Net increase in non-controlling interests			(11,832)		(12,591)
Redemption of principal elements of lease payments			(60,643)		(58,188)
Others			(124,091)		246,845

Net cash inflow from financing activities			919,222		6,462,413

Effect of exchange rate changes on cash and cash equivalents			101,250		82,324

Net increase (decrease) in cash and cash equivalents			(489,864)		2,761,272
Cash and cash equivalents at the beginning of the period	31		8,685,092		6,123,725

Cash and cash equivalents at the end of the period	31	~~W~~	8,195,228	~~W~~	8,884,997

The above consolidated interim statements of cash flows should be read in conjunction with the accompanying notes.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

1. The Parent Company

KB Financial Group Inc. (the “Parent Company”) was incorporated on September 29, 2008, under the Financial Holding Companies Act of Korea. KB Financial Group Inc. and its subsidiaries (the “Group”) derive substantially all of their revenue and income from providing a broad range of banking and related financial services to consumers and corporations primarily in Korea and in selected international markets. The Parent Company’s principal business includes ownership and management of subsidiaries and associated companies that are engaged in financial services or activities. The Parent Company’s headquarter is located at 26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul. In 2011, Kookmin Bank spun off its credit card business segment and established a new separate credit card company, KB Kookmin Card Co., Ltd. and KB Investment & Securities Co., Ltd. merged with KB Futures Co., Ltd. The Group established KB Savings Bank Co., Ltd. in January 2012, acquired Yehansoul Savings Bank Co., Ltd. in September 2013, and KB Savings Bank Co., Ltd. merged with Yehansoul Savings Bank Co., Ltd. in January 2014. In March 2014, the Group acquired Woori Financial Co., Ltd. and changed the name to KB Capital Co., Ltd. Meanwhile, the Group included LIG Insurance Co., Ltd. as an associate and changed the name to KB Insurance Co., Ltd. in June 2015, and KB Insurance Co., Ltd. became one of the subsidiaries through a tender offer in May 2017. Also, the Group included Hyundai Securities Co., Ltd. as an associate in June 2016 and included as a subsidiary in October 2016 by comprehensive exchange of shares. Hyundai Securities Co., Ltd. merged with KB Investment & Securities Co., Ltd. in December 2016 and changed its name to KB Securities Co., Ltd. in January 2017. In August 2020, the Group acquired Prudential Life Insurance Company of Korea Ltd., which was classified as a subsidiary.

The Parent Company’s share capital as of March 31, 2021, is ~~W~~ 2,090,558 million. The Parent Company has been listed on the Korea Exchange (“KRX”) since October 10, 2008, and on the New York Stock Exchange (“NYSE”) for its American Depositary Shares (“ADS”) since September 29, 2008. Number of shares authorized in its Articles of Incorporation is 1,000 million.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

2. Basis of Preparation

2.1 Application of Korean IFRS

The Group maintains its accounting records in Korean won and prepares statutory consolidated financial statements in the Korean language in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”). The accompanying consolidated interim financial statements have been translated into English from the Korean language consolidated financial statements.

The consolidated financial statements of the Group have been prepared in accordance with Korean IFRS. These are the standards and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

The preparation of the consolidated financial statements requires the use of certain critical accounting estimates. Management also needs to exercise judgment in applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 2.4.

The Group’s consolidated interim financial statements for the three-month period ended March 31, 2021, have been prepared in accordance with Korean IFRS No.1034 Interim Financial Reporting and contain less information than is required in annual consolidated financial statements. Selected explanatory notes include descriptions of transactions or events that are significant in understanding change in financial position and financial performance of the Group since the end of the previous annual reporting period. These consolidated interim financial statements have been prepared in accordance with Korean IFRS which is effective or early adopted as of March 31, 2021.

2.1.1 The Group has applied the following amended standards for the first time for its annual reporting period commencing January 1, 2021.

•	Amendments to Korean IFRS No.1116 Leases – Practical expedient for COVID-19-Related Rent Exemption, Concessions, Suspension

As a practical expedient, a lessee may elect not to assess whether a rent concession occurring as a direct consequence of the COVID-19 pandemic is a lease modification, and the amounts recognized in profit or loss as a result of applying this exemption should be disclosed. These amendments do not have a significant impact on the consolidated financial statements.

•

Amendments to Korean IFRS No.1109 Financial Instruments, Korean IFRS No.1039 Financial Instruments: Recognition and Measurement, Korean IFRS No.1107 Financial Instruments: Disclosure, Korean IFRS No.1104 Insurance Contracts and Korean IFRS No.1116 Lease – Interest Rate Benchmark Reform

In relation to interest rate benchmark reform, the amendments provide a practical expedient allowing entities to change the effective interest rate instead of changing the carrying amount and apply hedge accounting without discontinuance although the interest rate benchmark is replaced in hedging relationship. These amendments do not have a significant impact on the consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

2.1.2 The following amended standards have been published that are not mandatory for December 31, 2021 reporting periods and have not been early adopted by the Group.

•	Amendment to Korean IFRS No.1116 - Covid-19-Related Rent Concessions etc. beyond June 30, 2021

The application of the practical expedient, a lessee may elect not to assess whether a rent concession occurring as a direct consequence of the COVID-19 pandemic is a lease modification, is extended to lease payments originally due on or before 30 June 2022. A lessee shall apply the practical expedient consistently to eligible contracts with similar characteristics and in similar circumstances. The amendment should be applied for annual periods beginning on or after April 1, 2021, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

•	Amendments to Korean IFRS No.1103 Business Combination – Reference to the Conceptual Framework

The amendments update a reference of definition of assets and liabilities to qualify for recognition in revised Conceptual Framework for Financial Reporting. However, the amendments add an exception for the recognition of liabilities and contingent liabilities within the scope of Korean IFRS No.1037 Provisions, Contingent Liabilities and Contingent Assets, and Korean IFRS No.2121 Levies. The amendments also confirm that contingent assets should not be recognized at the acquisition date. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

•	Amendments to Korean IFRS No.1016 Property, Plant and Equipment—Proceeds before intended use

The amendments prohibit an entity from deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while the entity is preparing the asset for its intended use. Instead, the entity will recognize the proceeds from selling such items, and the costs of producing those items, as profit or loss. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

•	Amendments to Korean IFRS No.1037 Provisions, Contingent Liabilities and Contingent Assets—Onerous Contracts: Cost of Fulfilling a Contract

The amendments clarify that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts when assessing whether the contract is onerous. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

2.1.2 The following amended standards have been published that are not mandatory for December 31, 2021 reporting periods and have not been early adopted by the Group. (cont’d)

•	Annual improvements to Korean IFRS 2018-2020

Annual improvements of Korean IFRS 2018-2020 Cycle should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

•	Korean IFRS No.1101 First time Adoption of Korean International Financial Reporting Standards – Subsidiaries that are first-time adopters

•	Korean IFRS No.1109 Financial Instruments – Fees related to the 10% test for derecognition of financial liabilities

•	Korean IFRS No.1116 Leases – Lease incentives

•	Korean IFRS No.1041 Agriculture – Measuring fair value

•	Amendments to Korean IFRS No.1001 Presentation of Financial Statements—Classification of Liabilities as Current or Non-current

The amendments clarify that liabilities are classified as either current or non-current, depending on the substantive rights that exist at the end of the reporting period. Classification is unaffected by the likelihood that an entity will exercise right to defer settlement of the liability or the management’s expectations thereof. Also, the settlement of liability includes the transfer of the entity’s own equity instruments; however, it would be excluded if an option to settle the liability by the transfer of the entity’s own equity instruments is recognized separately from the liability as an equity component of a compound financial instrument. The amendments should be applied for annual periods beginning on or after January 1, 2023, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

2.2 Measurement Basis

The consolidated financial statements have been prepared based on the historical cost accounting model unless otherwise specified.

2.3 Functional and Presentation Currency

Items included in the financial statements of each entity of the Group are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The consolidated financial statements are presented in Korean won, which is the Parent Company’s functional and presentation currency.

2.4 Critical Accounting Estimates

The preparation of the consolidated financial statements requires the application of accounting policies, certain critical accounting estimates and assumptions that may have a significant impact on the assets (liabilities) and incomes (expenses). Management’s estimates of outcomes may differ from actual outcomes if management’s estimates and assumptions based on management’s best judgment at the reporting date are different from the actual environment.

Estimates and underlying assumptions are continually evaluated, and changes in accounting estimates are recognized in the period in which the estimates are changed and in any future periods affected.

Significant accounting estimates and assumptions applied in the preparation of these condensed consolidated interim financial statements are the same as those applied to the consolidated financial statements for the year ended December 31, 2020, except for the estimates used to determine income tax expense.

3. Significant Accounting Policies

The significant accounting policies and calculation methods applied in the preparation of these consolidated interim financial statements are the same as those applied to the consolidated financial statements for the year ended December 31, 2020, except for the impact of changes due to adopting new and amended standards and interpretations described in Note 2.1 and below paragraph.

Income tax expense for the interim period is measured applying the expected average annual income tax rate for the expected total annual income.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

4. Financial Risk Management

4.1 Summary

4.1.1 Overview of financial risk management policy

The financial risks that the Group is exposed to are credit risk, market risk, liquidity risk, operational risk and others.

The Group’s risk management system focuses on efficiently supporting long-term strategy and management decisions through increased risk transparency, spread of risk management culture and preemptive response to rapidly changing financial environments. Credit risk, market risk, liquidity risk, and operational risk are recognized as the Group’s significant risks and measured and managed by quantifying them in the form of Internal Capital or Value at Risk (“VaR”) using statistical methods.

4.1.2 Risk management organization

4.1.2.1 Risk Management Committee

The Risk Management Committee, as the ultimate decision-making body, deals with risk-related issues, such as establishing risk management strategies in accordance with the strategic direction determined by the Board of Directors, determining the affordable level of risk appetite, reviewing the level of risk and the status of risk management activities, approving the application of risk management systems, methodologies, and major improvements, and establishing and approving risk management policies and procedures to timely recognize, measure, monitor, and control risks arising from various transactions by the Group.

4.1.2.2 Risk Management Council

The Risk Management Council is responsible for consulting on matters delegated by the Risk Management Committee and requests for review by the Management Executive Committee, consulting on details of each subsidiary’s risk management policies and procedures, monitoring the Group’s risk management status, and establishing and implementing necessary measures.

4.1.2.3 Risk Management Department

The Risk Management Department manages risk management policies, procedures, and business processes.

4.2 Credit Risk

4.2.1 Overview of credit risk

Credit risk is the risk of loss from the portfolio of assets held due to the counterparty’s default, breach of contract and deterioration of credit quality. For risk management reporting purposes, the Group considers all factors of credit risk exposure, such as default risk of individual borrowers, country risk and risk of specific sectors.

The Group defines default as the definition applied to the calculation of Capital Adequacy Ratio under the new Basel Accord (Basel III).

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

4.2.2 Credit risk management

The Group measures the expected loss and economic capital for the assets subject to credit risk management, including on-balance and off-balance assets, and uses them as management indicators. The Group allocates and manages credit risk economic capital limits.

In addition, to prevent excessive concentration of exposures by borrower and industry, the total exposure limit at the Group level is introduced, applied, and managed to control the credit concentration risk.

All of the Kookmin Bank’s loan customers (individuals and corporates) are assigned with credit rating and managed by a comprehensive internal credit evaluation system. For individuals, the credit rating takes into account the personal information, income and job information, asset information, and bank transaction information. For corporates, the credit rating is evaluated by analyzing and utilizing financial and non-financial information which measures current and future corporate value and ability to repay the debt. Also, the extent to which it has the ability to meet debt obligations is comprehensively considered.

The credit rating, once assigned, serves as the fundamental instrument in Kookmin Bank’s credit risk management, and is applied in a wide range of credit risk management processes, including credit approval, credit limit management, loan pricing and computation of allowance for credit loss. For corporates, Kookmin Bank conducts a regular credit evaluation at least once a year, and the review and supervision departments regularly validate the adequacy of credit ratings to manage credit risks.

KB Kookmin Card Co., Ltd.’s credit scoring system is divided into Application Scoring System (“ASS”) and Behavior Scoring System (“BSS”). For applications that meet the eligibility criteria for card issuance, the card will be issued only if the ASS credit rating is above the standard. KB Kookmin Card Co., Ltd.’s internal information, a credit bureau company’s external information and personal information on the application are used to calculate the ASS credit rating. The BSS, which is recalculated on a weekly basis, predicts the delinquency probability of cardholders, and utilizes it to monitor cardholders and portfolio risk.

In order to establish a credit risk management system, the Group manages credit risk by forming a separate risk management organization. In particular, independent of the Sales Group, the Credit Analysis Group of Kookmin Bank, a subsidiary, is in charge of loan policy, loan system, credit rating, credit analysis, follow-up management and corporate restructuring. The Risk Management Group of Kookmin Bank is responsible for establishing policies on credit risk management, measuring and limiting economic capital of credit risk, setting credit limits, credit review, and verification of credit rating models.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

4.2.3 Maximum exposure to credit risk

The Group’s maximum exposures of financial instruments other than equity securities, to credit risk without consideration of collateral values as of March 31, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	March 31, 2021		December 31, 2020
Financial assets
Due from financial institutions measured at amortized cost *	~~W~~	27,041,295	~~W~~	22,720,091
Financial assets at fair value through profit or loss
Due from financial institutions measured at fair value through profit or loss		123,124		100,094
Securities measured at fair value through profit or loss		57,558,818		58,415,100
Loans measured at fair value through profit or loss		318,904		337,983
Financial instruments indexed to the price of gold		98,387		89,965
Derivatives		3,733,367		5,545,385
Loans measured at amortized cost *		383,242,460		377,166,984
Financial investments
Securities measured at fair value through other comprehensive income		56,292,151		58,456,889
Securities measured at amortized cost *		36,622,005		36,870,229
Loans measured at fair value through other comprehensive income		350,651		293,409
Other financial assets *		18,806,233		14,167,689

		584,187,395		574,163,818

Off-balance sheet items
Acceptances and guarantees contracts		8,353,561		8,548,928
Financial guarantee contracts		5,213,646		4,964,468
Commitments		161,316,700		159,133,983

		174,883,907		172,647,379

	~~W~~	759,071,302	~~W~~	746,811,197

*	After netting of allowance.

4.2.4 Credit risk of loans

The Group maintains allowances for loan losses associated with credit risk of loans to manage its credit risk.

The Group assesses expected credit losses and recognizes loss allowances of financial assets at amortized cost and financial assets at fair value through other comprehensive income. Financial assets at fair value through profit or loss are excluded. Expected credit losses are a probability-weighted estimate of possible credit losses occurred in a certain range by reflecting reasonable and supportable information that is reasonably available at the reporting date without undue cost or effort, including information about past events, current conditions and forecasts of future economic conditions. The Group measures the expected credit losses of loans classified as financial assets measured at amortized cost, by deducting allowances for credit losses. The expected credit losses of loans classified as financial assets at fair value through other comprehensive income are presented in other comprehensive income in the consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

4.2.4.1 Credit risk exposure

Credit qualities of loans as of March 31, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	March 31, 2021
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Loans measured at amortized cost *
Corporate
Grade 1	~~W~~	95,456,718	~~W~~	5,073,748	~~W~~	4,376	~~W~~	—	~~W~~	100,534,842
Grade 2		62,581,461		7,354,007		50,290		—		69,985,758
Grade 3		2,666,330		2,446,430		10,407		—		5,123,167
Grade 4		570,070		960,167		21,783		—		1,552,020
Grade 5		47,546		451,091		2,226,992		—		2,725,629

		161,322,125		16,285,443		2,313,848		—		179,921,416

Retail
Grade 1		164,475,039		3,956,968		9,754		—		168,441,761
Grade 2		8,781,970		4,307,224		38,373		—		13,127,567
Grade 3		2,491,617		1,323,751		13,246		—		3,828,614
Grade 4		220,675		400,768		9,044		—		630,487
Grade 5		25,610		586,498		689,254		—		1,301,362

		175,994,911		10,575,209		759,671		—		187,329,791

Credit card
Grade 1		8,793,944		208,499		—		—		9,002,443
Grade 2		6,207,351		611,171		—		—		6,818,522
Grade 3		1,434,465		1,194,015		—		—		2,628,480
Grade 4		4,978		235,496		—		—		240,474
Grade 5		1,785		97,652		503,400		—		602,837

		16,442,523		2,346,833		503,400		—		19,292,756

		353,759,559		29,207,485		3,576,919		—		386,543,963

Loans measured at fair value through other comprehensive income
Corporate
Grade 1		215,321		—		—		—		215,321
Grade 2		135,330		—		—		—		135,330
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		350,651		—		—		—		350,651

		350,651		—		—		—		350,651

	~~W~~	354,110,210	~~W~~	29,207,485	~~W~~	3,576,919	~~W~~	—	~~W~~	386,894,614

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

4.2.4.1 Credit risk exposure (cont’d)

(In millions of Korean won)	December 31, 2020
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Loans measured at amortized cost *
Corporate
Grade 1	~~W~~	93,033,311	~~W~~	4,646,801	~~W~~	7,042	~~W~~	—	~~W~~	97,687,154
Grade 2		61,701,031		7,060,916		7,817		—		68,769,764
Grade 3		2,702,369		2,507,455		3,055		—		5,212,879
Grade 4		611,743		1,085,704		8,562		—		1,706,009
Grade 5		18,792		394,935		2,162,732		—		2,576,459

		158,067,246		15,695,811		2,189,208		—		175,952,265

Retail
Grade 1		163,261,012		3,536,290		6,789		—		166,804,091
Grade 2		8,828,445		4,197,409		34,896		—		13,060,750
Grade 3		2,519,004		1,322,878		9,012		—		3,850,894
Grade 4		225,262		402,881		8,352		—		636,495
Grade 5		39,466		636,361		672,397		—		1,348,224

		174,873,189		10,095,819		731,446		—		185,700,454

Credit card
Grade 1		8,210,540		412,555		—		—		8,623,095
Grade 2		5,831,625		708,405		—		—		6,540,030
Grade 3		1,526,382		1,216,434		—		—		2,742,816
Grade 4		16,978		247,241		—		—		264,219
Grade 5		2,101		118,907		506,462		—		627,470

		15,587,626		2,703,542		506,462		—		18,797,630

		348,528,061		28,495,172		3,427,116		—		380,450,349

Loans measured at fair value through other comprehensive income
Corporate
Grade 1		235,469		—		—		—		235,469
Grade 2		57,940		—		—		—		57,940
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		293,409		—		—		—		293,409

		293,409		—		—		—		293,409

	~~W~~	348,821,470	~~W~~	28,495,172	~~W~~	3,427,116	~~W~~	—	~~W~~	380,743,758

*	Before netting of allowance

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

4.2.4.1 Credit risk exposure (cont’d)

Credit qualities of loans graded according to internal credit ratings as of March 31, 2021 and December 31, 2020, are as follows:

	Range of Probability of Default (%)	Retail	Corporate
Grade 1	0.0 ~ 1.0	1 ~ 5 grade	AAA ~ BBB+
Grade 2	1.0 ~ 5.0	6 ~ 8 grade	BBB ~ BB
Grade 3	5.0 ~ 15.0	9 ~ 10 grade	BB- ~ B
Grade 4	15.0 ~ 30.0	11 grade	B- ~ CCC
Grade 5	30.0 ~	12 grade or under	CC or under

4.2.4.2 Quantification of the extent to which collateral and other credit enhancements mitigate credit risk of loans as of March 31, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	March 31, 2021
	12-month expected credit losses		Lifetime expected credit losses				Total
			Non-impaired		Impaired
Guarantees	~~W~~	81,280,068	~~W~~	6,060,086	~~W~~	189,077	~~W~~	87,529,161
Deposits and savings		5,265,175		131,316		68,553		5,465,044
Property and equipment		12,115,188		761,144		231,031		13,107,363
Real estate		169,612,676		13,254,046		1,816,897		184,683,619

	~~W~~	268,273,107	~~W~~	20,206,592	~~W~~	2,305,488	~~W~~	290,785,187

(In millions of Korean won)	December 31, 2020
	12-month expected credit losses		Lifetime expected credit losses				Total
			Non-impaired		Impaired
Guarantees	~~W~~	79,088,720	~~W~~	5,732,814	~~W~~	187,512	~~W~~	85,009,046
Deposits and savings		5,210,681		149,745		67,047		5,427,473
Property and equipment		11,607,675		808,476		120,471		12,536,622
Real estate		170,171,707		12,836,286		1,836,865		184,844,858

	~~W~~	266,078,783	~~W~~	19,527,321	~~W~~	2,211,895	~~W~~	287,817,999

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

4.2.5 Credit risk of securities

Credit qualities of securities other than equity securities that are exposed to credit risk as of March 31, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	March 31, 2021
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Securities measured at amortized cost *
Grade 1	~~W~~	35,831,046	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	35,831,046
Grade 2		746,583		—		—		—		746,583
Grade 3		40,071		7,344		—		—		47,415
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		36,617,700		7,344		—		—		36,625,044

Securities measured at fair value through other comprehensive income
Grade 1		52,335,646		—		—		—		52,335,646
Grade 2		3,903,990		—		—		—		3,903,990
Grade 3		37,017		—		—		—		37,017
Grade 4		15,498		—		—		—		15,498
Grade 5		—		—		—		—		—

		56,292,151		—		—		—		56,292,151

	~~W~~	92,909,851	~~W~~	7,344	~~W~~	—	~~W~~	—	~~W~~	92,917,195

(In millions of Korean won)	December 31, 2020
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Securities measured at amortized cost *
Grade 1	~~W~~	36,467,719	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	36,467,719
Grade 2		359,551		—		—		—		359,551
Grade 3		38,847		7,061		—		—		45,908
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		36,866,117		7,061		—		—		36,873,178

Securities measured at fair value through other comprehensive income
Grade 1		54,576,777		—		—		—		54,576,777
Grade 2		3,746,200		—		—		—		3,746,200
Grade 3		126,391		—		—		—		126,391
Grade 4		7,521		—		—		—		7,521
Grade 5		—		—		—		—		—

		58,456,889		—		—		—		58,456,889

	~~W~~	95,323,006	~~W~~	7,061	~~W~~	—	~~W~~	—	~~W~~	95,330,067

*	Before netting of allowance

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

4.2.5 Credit risk of securities (cont’d)

Credit qualities of securities other than equity securities, according to the credit ratings by external rating agencies as of March 31, 2021 and December 31, 2020, are as follows:

Credit quality	Domestic				Foreign
	KIS	NICE P&I	KAP	FnPricing Inc.	S&P	Fitch-IBCA	Moody’s
Grade 1	AA0 to AAA	AA0 to AAA	AA0 to AAA	AA0 to AAA	A- to AAA	A- to AAA	A3 to Aaa
Grade 2	A- to AA-	A- to AA-	A- to AA-	A- to AA-	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Grade 3	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BB to BB+	BB to BB+	Ba2 to Ba1
Grade 4	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	B+ to BB-	B+ to BB-	B1 to Ba3
Grade 5	BB- or under	BB- or under	BB- or under	BB- or under	B or under	B or under	B2 or under

Credit qualities of debt securities denominated in Korean won are based on the lowest credit rating by the domestic agencies above, and those denominated in foreign currencies are based on the lowest credit rating by the foreign agencies above.

4.2.6 Credit risk of due from financial institutions

Credit qualities of due from financial institutions as of March 31, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	March 31, 2021
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Due from financial institutions measured at amortized cost *
Grade 1	~~W~~	26,024,739	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	26,024,739
Grade 2		529,443		—		—		—		529,443
Grade 3		64,273		11,759		—		—		76,032
Grade 4		403,148		—		—		—		403,148
Grade 5		10,634		—		—		—		10,634

	~~W~~	27,032,237	~~W~~	11,759	~~W~~	—	~~W~~	—	~~W~~	27,043,996

(In millions of Korean won)	December 31, 2020
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Due from financial institutions measured at amortized cost *
Grade 1	~~W~~	21,437,207	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	21,437,207
Grade 2		334,371		—		—		—		334,371
Grade 3		445,732		13,099		—		—		458,831
Grade 4		479,142		—		—		—		479,142
Grade 5		13,520		—		283		—		13,803

	~~W~~	22,709,972	~~W~~	13,099	~~W~~	283	~~W~~	—	~~W~~	22,723,354

*	Before netting of allowance

The classification criteria of the credit qualities of due from financial institutions as of March 31, 2021 and December 31, 2020, is the same as the criteria for securities other than equity securities.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

4.2.7 Credit risk concentration analysis

4.2.7.1 Classifications of corporate loans by industry as of March 31, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	March 31, 2021
	Loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	18,193,671	10.07	~~W~~	(19,186)	~~W~~	18,174,485
Manufacturing		46,473,382	25.73		(464,149)		46,009,233
Service		76,723,481	42.48		(403,876)		76,319,605
Wholesale & Retail		23,409,043	12.97		(243,176)		23,165,867
Construction		4,661,598	2.59		(190,768)		4,470,830
Public sector		1,641,511	0.90		(74,407)		1,567,104
Others		9,488,285	5.26		(298,667)		9,189,618

	~~W~~	180,590,971	100.00	~~W~~	(1,694,229)	~~W~~	178,896,742

(In millions of Korean won)	December 31, 2020
	Loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	16,044,243	9.09	~~W~~	(20,987)	~~W~~	16,023,256
Manufacturing		45,884,606	25.98		(473,360)		45,411,246
Service		76,001,877	43.04		(385,093)		75,616,784
Wholesale & Retail		23,129,457	13.10		(241,021)		22,888,436
Construction		4,397,814	2.49		(190,819)		4,206,995
Public sector		1,660,370	0.94		(74,839)		1,585,531
Others		9,465,289	5.36		(285,660)		9,179,629

	~~W~~	176,583,656	100.00	~~W~~	(1,671,779)	~~W~~	174,911,877

4.2.7.2 Classifications of retail loans and credit card receivables as of March 31, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	March 31, 2021
	Loans		%	Allowances		Carrying amount
Housing	~~W~~	88,269,158	42.72	~~W~~	(62,847)	~~W~~	88,206,311
General		99,060,633	47.94		(860,712)		98,199,921
Credit card		19,292,756	9.34		(683,715)		18,609,041

	~~W~~	206,622,547	100.00	~~W~~	(1,607,274)	~~W~~	205,015,273

(In millions of Korean won)	December 31, 2020
	Loans		%	Allowances		Carrying amount
Housing	~~W~~	87,312,052	42.70	~~W~~	(61,155)	~~W~~	87,250,897
General		98,388,401	48.11		(848,933)		97,539,468
Credit card		18,797,630	9.19		(701,496)		18,096,134

	~~W~~	204,498,083	100.00	~~W~~	(1,611,584)	~~W~~	202,886,499

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

4.2.7.3 Classifications of due from financial institutions, securities other than equity securities and derivative financial assets by industry as of March 31, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	March 31, 2021
	Amount		%	Allowances		Carrying amount
Due from financial institutions measured at amortized cost
Finance and insurance	~~W~~	27,043,996	100.00	~~W~~	(2,701)	~~W~~	27,041,295

		27,043,996	100.00		(2,701)		27,041,295

Due from financial institutions measured at fair value through profit or loss
Finance and insurance		123,124	100.00		—		123,124

		123,124	100.00		—		123,124

Securities measured at fair value through profit or loss
Government and government funded institutions		15,507,544	26.95		—		15,507,544
Finance and insurance		34,551,635	60.03		—		34,551,635
Others		7,499,639	13.02		—		7,499,639

		57,558,818	100.00		—		57,558,818

Derivative financial assets
Government and government funded institutions		17,354	0.47		—		17,354
Finance and insurance		3,251,813	87.10		—		3,251,813
Others		464,200	12.43		—		464,200

		3,733,367	100.00		—		3,733,367

Securities measured at fair value through other comprehensive income
Government and government funded institutions		27,228,645	48.37		—		27,228,645
Finance and insurance		20,898,341	37.12		—		20,898,341
Others		8,165,165	14.51		—		8,165,165

		56,292,151	100.00		—		56,292,151

Securities measured at amortized cost
Government and government funded institutions		25,228,097	68.89		(57)		25,228,040
Finance and insurance		9,505,108	25.95		(2,496)		9,502,612
Others		1,891,839	5.16		(486)		1,891,353

		36,625,044	100.00		(3,039)		36,622,005

	~~W~~	181,376,500		~~W~~	(5,740)	~~W~~	181,370,760

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

4.2.7.3 Classifications of due from financial institutions, securities other than equity securities and derivative financial assets by industry as of March 31, 2021 and December 31, 2020, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2020
	Amount		%	Allowances		Carrying amount
Due from financial institutions measured at amortized cost
Finance and insurance	~~W~~	22,723,354	100.00	~~W~~	(3,263)	~~W~~	22,720,091

		22,723,354	100.00		(3,263)		22,720,091

Due from financial institutions measured at fair value through profit or loss
Finance and insurance		100,094	100.00		—		100,094

		100,094	100.00		—		100,094

Securities measured at fair value through profit or loss
Government and government funded institutions		16,902,284	28.94		—		16,902,284
Finance and insurance		34,244,398	58.62		—		34,244,398
Others		7,268,418	12.44		—		7,268,418

		58,415,100	100.00		—		58,415,100

Derivative financial assets
Government and government funded institutions		44,670	0.81		—		44,670
Finance and insurance		4,925,535	88.82		—		4,925,535
Others		575,180	10.37		—		575,180

		5,545,385	100.00		—		5,545,385

Securities measured at fair value through other comprehensive income
Government and government funded institutions		26,205,864	44.83		—		26,205,864
Finance and insurance		24,847,602	42.51		—		24,847,602
Others		7,403,423	12.66		—		7,403,423

		58,456,889	100.00		—		58,456,889

Securities measured at amortized cost
Government and government funded institutions		24,018,884	65.14		(30)		24,018,854
Finance and insurance		11,019,911	29.89		(2,475)		11,017,436
Others		1,834,383	4.97		(445)		1,833,938

		36,873,178	100.00		(2,950)		36,870,228

	~~W~~	182,114,000		~~W~~	(6,213)	~~W~~	182,107,787

Due from financial institutions, financial assets at fair value through profit or loss that linked to gold price and derivatives are mostly related to finance and insurance industry with high credit ratings.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

4.3 Liquidity Risk

4.3.1 Overview of liquidity risk

Liquidity risk is a risk that the Group becomes insolvent due to the mismatch between the inflow and outflow of funds, unexpected cash outflows, or a risk of loss due to financing funds at a high interest rate or disposing of securities at an unfavorable price due to lack of available funds. The Group manages its liquidity risk through analysis of the contractual maturity of interest-bearing assets and liabilities, assets and liabilities related to the other inflows and outflows of funds, and off-balance sheet items related to the inflows and outflows of funds such as currency derivative instruments and others.

4.3.2 Liquidity risk management and indicator

The liquidity risk is managed by risk management policies and liquidity risk management guidelines set forth in these policies applied to all risk management policies and procedures that may arise throughout the overall business of the Group.

The Group calculates and manages cumulative liquidity gaps and liquidity ratio for all transactions and off-balance transactions, that affect the cashflows in Korean won and foreign currency funds raised and operated for the management of liquidity risks and periodically reports them to the Risk Management Council and the Risk Management Committee.

4.3.3 Analysis of remaining contractual maturity of financial liabilities

The cash flows disclosed in the maturity analysis are undiscounted contractual amounts including principal and future interest payments; as such, the table below do not match with the amounts in the consolidated statements of financial position which are based on discounted cash flows. The future interest payments for floating-rate liabilities are calculated on the assumption that the current interest rate is the same until maturity.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

4.3.3 Analysis of remaining contractual maturity of financial liabilities (cont’d)

Remaining contractual maturity of financial liabilities other than derivatives held for cash flow hedge and off-balance sheet items as of March 31, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	March 31, 2021
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial liabilities
Financial liabilities at fair value through profit or loss [1]	~~W~~	4,332,091	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	4,332,091
Financial liabilities designated at fair value through profit or loss [1]		8,417,988		—		—		—		—		—		8,417,988
Derivatives held for trading [1]		3,189,331		—		—		—		—		—		3,189,331
Derivatives held for hedging [2]		—		4,275		1,704		37,211		23,195		65		66,450
Deposits [3]		186,576,963		14,941,229		27,192,701		99,601,143		12,010,205		1,434,083		341,756,324
Borrowings		9,017,730		16,190,033		4,627,567		11,389,970		8,722,536		962,144		50,909,980
Debentures		16,068		2,806,950		5,738,444		14,110,822		35,573,501		6,955,759		65,201,544
Lease liabilities		153		21,655		40,823		143,557		296,683		96,514		599,385
Other financial liabilities		193,289		31,521,157		224,706		337,049		748,493		339,385		33,364,079

	~~W~~	211,743,613	~~W~~	65,485,299	~~W~~	37,825,945	~~W~~	125,619,752	~~W~~	57,374,613	~~W~~	9,787,950	~~W~~	507,837,172

Off-balance sheet items
Commitments [4]	~~W~~	161,316,700	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	161,316,700
Acceptances and guarantees contracts		8,353,561		—		—		—		—		—		8,353,561
Financial guarantee contracts [5]		5,213,646		—		—		—		—		—		5,213,646

	~~W~~	174,883,907	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	174,883,907

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

4.3.3 Analysis of remaining contractual maturity of financial liabilities (cont’d)

(In millions of Korean won)	December 31, 2020
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial liabilities
Financial liabilities at fair value through profit or loss [1]	~~W~~	2,025,952	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2,025,952
Financial liabilities designated at fair value through profit or loss [1]		9,784,107		—		—		—		—		—		9,784,107
Derivatives held for trading [1]		5,014,072		—		—		—		—		—		5,014,072
Derivatives held for hedging [2]		—		3,123		4,120		62,147		35,198		109		104,697
Deposits [3]		182,111,594		17,207,360		28,485,765		99,879,946		12,133,364		1,664,509		341,482,538
Borrowings		9,333,894		17,730,230		4,923,897		9,617,100		7,616,809		938,374		50,160,304
Debentures		18,105		2,806,105		6,769,859		14,330,686		35,512,544		6,241,226		65,678,525
Lease liabilities		205		22,372		40,376		152,084		332,033		44,882		591,952
Other financial liabilities		217,866		24,153,880		208,745		329,291		748,593		215,447		25,873,822

	~~W~~	208,505,795	~~W~~	61,923,070	~~W~~	40,432,762	~~W~~	124,371,254	~~W~~	56,378,541	~~W~~	9,104,547	~~W~~	500,715,969

Off-balance sheet items
Commitments [4]	~~W~~	159,133,983	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	159,133,983
Acceptances and guarantees contracts		8,548,928		—		—		—		—		—		8,548,928
Financial guarantee contracts [5]		4,964,468		—		—		—		—		—		4,964,468

	~~W~~	172,647,379	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	172,647,379

[1]

Financial liabilities measured or designated at fair value through profit or loss and derivatives held for trading are not managed by contractual maturity because they are expected to be traded or redeemed before maturity. Therefore, the carrying amounts of those financial instruments are included in the ‘On demand’ category.

[2]	Cash flows of derivative instruments held for hedging are shown at net amounts of cash inflows and outflows by remaining contractual maturity.
[3]	Deposits that are contractually repayable on demand or on short notice are included in the ‘On demand’ category.
[4]	Commitments are included in the ‘On demand’ category because payments can be requested at any time.
[5]	Cash flows under financial guarantee contracts are classified based on the earliest period that the contract can be executed.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

4.4 Market Risk

4.4.1 Concept

Market risk refers to risks that can result in losses due to changes in market factors such as interest rates, stock prices, and exchange rates etc., which arise from securities and derivatives and others. The most significant risks associated with trading position are interest rate risk and currency risk, and additional risks include stock price risk. The non-trading position is also exposed to interest rate risk. The Group manages the market risks by dividing them into those arising from the trading position and those arising from the non-trading position. The above market risks are measured and managed by subsidiaries.

4.4.2 Risk management

The Group sets and monitors internal capital limits for market and interest rate risk to manage the risks of trading and non-trading positions. In order to manage market risk efficiently, the Group maintains risk management systems and procedures such as trading policies and procedures, market risk management guidelines for trading positions, and interest rate risk management guidelines for non-trading positions. The entire process is carried out through consultation with the Risk Management Council and approval of the Risk Management Committee of the Group.

In case of Kookmin Bank, a major subsidiary, the Risk Management Council establishes and enforces overall market risk management policies for market risk management and decides to establish position limits, loss limits, VaR limits, and approves non-standard new products. In addition, the Market Risk Management Committee, chaired by Chief Risk Officer (“CRO”), is a practical decision-making body for market risk management and determines position limits, loss limits, VaR limits, sensitivity limits, and scenario loss limits for each department of business group.

Kookmin Bank’s Asset-Liability Management Committee (“ALCO”) determines interest rate and commission operating standards and Asset Liability Management (“ALM”) operation policies and enacts and revises relevant guidelines. The Risk Management Committee and the Risk Management Council monitor the establishment and enforcement of ALM risk management policies and enact and revise ALM risk management guidelines. Interest rate risk limits are set based on future asset and liability positions and expected interest rate volatility, which reflect annual business plans. The ALM Department and the Risk Management Department regularly measure and monitor interest rate risks and report the status and limit of interest rate risk including changes in Economic Value of Equity (“△EVE”), changes in Net Interest Income (“△NII”), and duration gap to the ALCO and the Risk Management Council on a monthly basis, and to the Risk Management Committee on a quarterly basis. To ensure the adequacy of interest rate and liquidity risk management, the Risk Management Department assigns the limits, monitors and reviews the procedures and tasks of ALM operations conducted by the ALM department, and reports to the management independently.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

4.4.2 Risk management (cont’d)

The Group is closely monitoring the outputs of various industry groups and markets that manage the transition to new interest rate, including announcements by Inter-Bank Offered Rate (“IBOR”) regulation authority. Regulation authority has made it clear that as of December 31, 2021, they will no longer persuade or force banks to submit IBORs. In response to these announcements, the Group established an IBOR transition program and plan consisting of major business areas such as finance, accounting, tax, legal, IT, and risk. The program is under the control of the CFO and reports matters to the board of directors and to a council with senior management members. The purpose of the program is to understand where exposure to IBOR occurs within the business and prepare and implement an action plan to facilitate the transition to alternative interest rate. The Group aims to complete the transition and alternative plan by the year-end of 2021. In addition, the regulators have selected the Korean government bond/monetary stabilization bond RP rate as the Risk-Free Rate (“RFR”), and Korea Securities Depository is planning to calculate and publish the RFR by 3rd quarter of 2021. In the long-term, the RFR would substitute the CD rate in an emergency (discontinued calculation, decreased reliability etc.). The Group continues its efforts as a market participant to actively express opinions so that the index interest rate reform can be carried out in the direction of minimizing the financial and non-financial impacts and operational risks on the Group and minimizing confusion among stakeholders.

4.5 Operational Risk

4.5.1 Concept

The Group defines operational risks broadly as all financial and non-financial risks from operating activities that negatively affect capital.

4.5.2 Risk management

The purpose of operational risk management is not only to comply with supervisory and regulatory requirements, but also to spread risk management culture, strengthen internal control, improve processes and provide timely feedback to management and all employees. Kookmin Bank, a subsidiary, established a Business Continuity Planning (BCP) to carry out continuous work in emergency situations and established alternative facilities. The Group conducts simulation training for headquarters and IT departments to check the business continuity framework.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

5. Segment Information

5.1 Overall Segment Information and Business Segments

The Group classifies reporting segments based on the nature of the products and services provided, the type of customer, and the Group’s management organization.

Banking business	Corporate banking	Loans, deposit products and other related financial services to large, small and medium-sized enterprises and SOHOs

	Retail banking	Loans, deposit products and other related financial services to individuals and households

	Other banking services	Trading activities in securities and derivatives, funding and other supporting activities

Securities business		Investment banking, brokerage services and other supporting activities

Non-life insurance business		Non-life insurance and other supporting activities

Credit card business		Credit sale, cash service, card loan and other supporting activities

Life insurance business		Life insurance and other supporting activities

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

5.1 Overall Segment Information and Business Segments (cont’d)

Financial information by business segment as of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021
	Banking business								Securities		Non-life insurance		Credit card		Life insurance		Others		Consolidation adjustment		Total
	Corporate banking		Retail banking		Other banking services		Sub-total
Operating revenues from external customers	~~W~~	809,186	~~W~~	727,238	~~W~~	414,642	~~W~~	1,951,066	~~W~~	526,309	~~W~~	321,906	~~W~~	442,655	~~W~~	190,809	~~W~~	210,543	~~W~~	—	~~W~~	3,643,288
Intersegment operating revenues (expenses)		31,727		—		49,825		81,552		(15,044)		(19,454)		(34,302)		9,937		(12,891)		(9,798)		—

		840,913		727,238		464,467		2,032,618		511,265		302,452		408,353		200,746		197,652		(9,798)		3,643,288

Net interest income		901,901		828,768		78,333		1,809,002		133,599		153,351		339,598		124,383		83,178		(811)		2,642,300
Interest income		1,257,389		1,064,703		221,514		2,543,606		195,733		153,596		431,078		124,422		184,330		(7,828)		3,624,937
Interest expense		(355,488)		(235,935)		(143,181)		(734,604)		(62,134)		(245)		(91,480)		(39)		(101,152)		7,017		(982,637)
Net fee and commission income (expenses)		102,211		138,225		76,455		316,891		301,027		(41,263)		149,611		(5,563)		247,522		(1,046)		967,179
Fee and commission income		129,321		169,811		105,473		404,605		334,090		2,373		405,898		13		283,478		(71,419)		1,359,038
Fee and commission expense		(27,110)		(31,586)		(29,018)		(87,714)		(33,063)		(43,636)		(256,287)		(5,576)		(35,956)		70,373		(391,859)
Net insurance income		—		—		—		—		—		138,959		2,999		31,503		—		753		174,214
Insurance income		—		—		—		—		—		3,171,259		5,808		1,089,715		—		(11,180)		4,255,602
Insurance expenses		—		—		—		—		—		(3,032,300)		(2,809)		(1,058,212)		—		11,933		(4,081,388)
Net gains (losses) on financial instruments at fair value through profit or loss		30,611		—		97,715		128,326		41,557		57,334		(131)		63,511		(32,586)		(33,051)		224,960
Net other operating income (expenses)		(193,810)		(239,755)		211,964		(221,601)		35,082		(5,929)		(83,724)		(13,088)		(100,462)		24,357		(365,365)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

5.1 Overall Segment Information and Business Segments (cont’d)

(In millions of Korean won)	2021
	Banking business								Securities		Non-life insurance		Credit card		Life insurance		Others		Consolidation adjustment		Total
	Corporate banking		Retail banking		Other banking services		Sub-total
General and administrative expenses	~~W~~	(394,735)	~~W~~	(517,158)	~~W~~	(112,747)	~~W~~	(1,024,640)	~~W~~	(222,704)	~~W~~	(209,138)	~~W~~	(142,414)	~~W~~	(48,184)	~~W~~	(98,793)	~~W~~	22,806	~~W~~	(1,723,067)
Operating profit before provision for credit losses		446,178		210,080		351,720		1,007,978		288,561		93,314		265,939		152,562		98,859		13,008		1,920,221
Reversal (provision) for credit losses		(29,254)		(27,430)		89		(56,595)		(863)		150		(78,936)		(292)		(36,547)		(312)		(173,395)
Net operating income		416,924		182,650		351,809		951,383		287,698		93,464		187,003		152,270		62,312		12,696		1,746,826
Share of profit (loss) of associates and joint ventures		—		—		37,202		37,202		4,029		(12)		364		—		(711)		18,838		59,710
Net other non-operating income (expenses)		(2,127)		—		(15,193)		(17,320)		3,099		884		(1,491)		71		(106)		(5,243)		(20,106)
Segment profit before income tax		414,797		182,650		373,818		971,265		294,826		94,336		185,876		152,341		61,495		26,291		1,786,430
Income tax expense		(108,128)		(50,229)		(122,341)		(280,698)		(73,755)		(25,543)		(43,525)		(41,753)		(39,124)		3,128		(501,270)

Profit for the period	~~W~~	306,669	~~W~~	132,421	~~W~~	251,477	~~W~~	690,567	~~W~~	221,071	~~W~~	68,793	~~W~~	142,351	~~W~~	110,588	~~W~~	22,371	~~W~~	29,419	~~W~~	1,285,160

Profit attributable to shareholders of the Parent Company		306,408		132,421		249,664		688,493		221,064		68,769		141,534		110,588		21,629		17,938		1,270,015
Profit attributable to non-controlling interests		261		—		1,813		2,074		7		24		817		—		742		11,481		15,145
Total assets *		166,535,142		162,364,151		118,923,187		447,822,480		56,757,451		39,264,138		25,106,710		35,667,645		49,946,360		(33,625,596)		620,939,188
Total liabilities *		170,669,240		176,547,601		70,431,507		417,648,348		51,595,001		35,432,231		20,847,986		32,934,494		22,680,060		(4,264,302)		576,873,818

*	Assets and liabilities of the reporting segments are amounts before intersegment transactions.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

5.1 Overall Segment Information and Business Segments (cont’d)

(In millions of Korean won)	2020
	Banking business								Securities		Non-life insurance		Credit card		Life insurance		Others		Consolidation adjustment		Total
	Corporate banking		Retail banking		Other banking services		Sub-total
Operating revenues from external customers	~~W~~	571,576	~~W~~	750,186	~~W~~	336,366	~~W~~	1,658,128	~~W~~	189,545	~~W~~	339,839	~~W~~	383,545	~~W~~	23,810	~~W~~	147,122	~~W~~	—	~~W~~	2,741,989
Intersegment operating revenues (expenses)		77,562		—		60,665		138,227		(15,631)		(30,923)		(44,748)		108		49,556		(96,589)		—

		649,138		750,186		397,031		1,796,355		173,914		308,916		338,797		23,918		196,678		(96,589)		2,741,989

Net interest income		713,593		771,947		151,952		1,637,492		124,220		154,410		318,223		36,245		77,589		1,022		2,349,201
Interest income		1,135,876		1,169,734		325,788		2,631,398		216,889		154,751		409,105		36,278		178,164		(6,609)		3,619,976
Interest expense		(422,283)		(397,787)		(173,836)		(993,906)		(92,669)		(341)		(90,882)		(33)		(100,575)		7,631		(1,270,775)
Net fee and commission income (expenses)		92,972		124,570		68,292		285,834		174,324		(40,706)		82,943		(3,456)		171,526		(333)		670,132
Fee and commission income		116,784		150,095		103,022		369,901		207,248		2,377		346,416		37		191,859		(76,375)		1,041,463
Fee and commission expense		(23,812)		(25,525)		(34,730)		(84,067)		(32,924)		(43,083)		(263,473)		(3,493)		(20,333)		76,042		(371,331)
Net insurance income (expenses)		—		—		—		—		—		104,053		3,614		(28,397)		—		(1,176)		78,094
Insurance income		—		—		—		—		—		3,019,671		6,880		253,128		—		(9,116)		3,270,563
Insurance expenses		—		—		—		—		—		(2,915,618)		(3,266)		(281,525)		—		7,940		(3,192,469)
Net gains (losses) on financial instruments at fair value through profit or loss		(104)		—		55,560		55,456		(194,779)		52,714		4,047		14,367		(7,187)		(63,130)		(138,512)
Net other operating income (expenses)		(157,323)		(146,331)		121,227		(182,427)		70,149		38,445		(70,030)		5,159		(45,250)		(32,972)		(216,926)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

5.1 Overall Segment Information and Business Segments (cont’d)

(In millions of Korean won)	2020
	Banking business								Securities		Non-life insurance		Credit card		Life insurance		Others		Consolidation adjustment		Total
	Corporate banking		Retail banking		Other banking services		Sub-total
General and administrative expenses	~~W~~	(272,794)	~~W~~	(490,533)	~~W~~	(123,829)	~~W~~	(887,156)	~~W~~	(181,666)	~~W~~	(211,893)	~~W~~	(111,685)	~~W~~	(17,383)	~~W~~	(81,037)	~~W~~	31,623	~~W~~	(1,459,197)
Operating profit (loss) before provision for credit losses		376,344		259,653		273,202		909,199		(7,752)		97,023		227,112		6,535		115,641		(64,966)		1,282,792
Reversal (provision) for credit losses		(5,377)		(69,643)		(1,575)		(76,595)		(20,874)		2,513		(116,119)		1,078		(33,898)		222		(243,673)
Net operating income (loss)		370,967		190,010		271,627		832,604		(28,626)		99,536		110,993		7,613		81,743		(64,744)		1,039,119
Share of profit (loss) of associates and joint ventures		—		—		(9,699)		(9,699)		325		(12)		456		—		(565)		6,458		(3,037)
Net other non-operating income (expenses)		(76)		—		(25,448)		(25,524)		2,530		5,512		(1,240)		(147)		10,176		(7,993)		(16,686)
Segment profit (loss) before income tax		370,891		190,010		236,480		797,381		(25,771)		105,036		110,209		7,466		91,354		(66,279)		1,019,396
Income tax expense		(104,332)		(52,253)		(54,449)		(211,034)		4,407		(27,806)		(28,111)		(1,517)		(23,665)		7,267		(280,459)

Profit (loss) for the period	~~W~~	266,559	~~W~~	137,757	~~W~~	182,031	~~W~~	586,347	~~W~~	(21,364)	~~W~~	77,230	~~W~~	82,098	~~W~~	5,949	~~W~~	67,689	~~W~~	(59,012)	~~W~~	738,937

Profit (loss) attributable to shareholders of the Parent Company		266,559		137,757		182,031		586,347		(21,370)		77,178		82,100		5,949		66,991		(67,741)		729,454
Profit (loss) attributable to non-controlling interests		—		—		—		—		6		52		(2)		—		698		8,729		9,483
Total assets *		164,323,181		161,330,053		112,790,880		438,444,114		57,570,654		39,078,117		24,071,645		35,546,572		47,408,052		(31,446,962)		610,672,192
Total liabilities *		167,236,387		176,571,944		64,227,709		408,036,040		52,516,488		35,086,458		19,789,959		32,524,518		21,598,232		(2,240,962)		567,310,733

*	Assets and liabilities of the reporting segments are amounts before intersegment transactions and as of December 31, 2020.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

5.2 Services and Geographical Segments

5.2.1 Services information

Operating revenues from external customers by services for the three-month periods ended March 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021		2020
Banking service	~~W~~	1,951,066	~~W~~	1,658,128
Securities service		526,309		189,545
Non-life insurance service		321,906		339,839
Credit card service		442,655		383,545
Life insurance service		190,809		23,810
Other service		210,543		147,122

	~~W~~	3,643,288	~~W~~	2,741,989

5.2.2 Geographical information

Geographical operating revenues from external customers for the three-month periods ended March 31, 2021 and 2020, and major non-current assets as of March 31, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	Revenues from external customers				Major non-current assets
	2021		2020		March 31, 2021		December 31, 2020
Domestic	~~W~~	3,426,045	~~W~~	2,679,781	~~W~~	10,550,164	~~W~~	10,603,254
United States		24,580		10,564		46,287		45,353
New Zealand		2,932		1,912		2,265		2,385
China		28,284		23,123		15,048		13,971
Cambodia		93,352		6,926		33,805		32,354
United Kingdom		4,616		3,694		86,004		81,879
Others		63,479		15,989		454,472		51,288
Consolidation adjustments		—		—		53,669		487,742

	~~W~~	3,643,288	~~W~~	2,741,989	~~W~~	11,241,714	~~W~~	11,318,226

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

6. Financial Assets and Financial Liabilities

6.1 Classification and Fair Value of Financial Instruments

6.1.1 Carrying amount and fair value of financial assets and liabilities by category as of March 31, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	March 31, 2021
	Carrying amount		Fair value
Financial assets
Cash and due from financial institutions	~~W~~	30,148,816	~~W~~	30,149,719
Financial assets at fair value through profit or loss		60,155,939		60,155,939
Due from financial institutions		123,124		123,124
Debt securities		57,558,818		57,558,818
Equity securities		2,056,706		2,056,706
Loans		318,904		318,904
Others		98,387		98,387
Derivatives held for trading		3,541,055		3,541,055
Derivatives held for hedging		192,312		192,312
Loans measured at amortized cost		383,242,460		385,082,481
Securities measured at amortized cost		36,622,005		36,979,373
Financial assets at fair value through other comprehensive income		59,307,745		59,307,745
Debt securities		56,292,151		56,292,151
Equity securities		2,664,943		2,664,943
Loans		350,651		350,651
Other financial assets		18,806,233		18,806,233

	~~W~~	592,016,565	~~W~~	594,214,857

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	4,332,091	~~W~~	4,332,091
Financial liabilities designated at fair value through profit or loss		8,417,988		8,417,988
Derivatives held for trading		3,189,331		3,189,331
Derivatives held for hedging		181,181		181,181
Deposits		339,270,753		339,591,761
Borrowings		50,444,543		50,453,436
Debentures		62,220,973		62,842,449
Other financial liabilities		37,767,490		37,767,490

	~~W~~	505,824,350	~~W~~	506,775,727

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

6.1.1 Carrying amount and fair value of financial assets and liabilities by category as of March 31, 2021 and December 31, 2020, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2020
	Carrying amount		Fair value
Financial assets
Cash and due from financial institutions	~~W~~	25,608,842	~~W~~	25,612,273
Financial assets at fair value through profit or loss		61,035,455		61,035,455
Due from financial institutions		100,094		100,094
Debt securities		58,415,100		58,415,100
Equity securities		2,092,313		2,092,313
Loans		337,983		337,983
Others		89,965		89,965
Derivatives held for trading		5,210,512		5,210,512
Derivatives held for hedging		334,873		334,873
Loans measured at amortized cost		377,166,984		378,791,808
Securities measured at amortized cost		36,870,229		38,026,073
Financial assets at fair value through other comprehensive income		61,825,197		61,825,197
Debt securities		58,456,889		58,456,889
Equity securities		3,074,899		3,074,899
Loans		293,409		293,409
Other financial assets		14,167,689		14,167,689

	~~W~~	582,219,781	~~W~~	585,003,881

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,025,951	~~W~~	2,025,951
Financial liabilities designated at fair value through profit or loss		9,784,107		9,784,107
Derivatives held for trading		5,014,072		5,014,072
Derivatives held for hedging		208,825		208,825
Deposits		338,580,220		338,833,784
Borrowings		49,827,156		50,081,900
Debentures		62,760,687		63,189,132
Other financial liabilities		28,612,287		28,612,287

	~~W~~	496,813,305	~~W~~	497,750,058

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The Group discloses the fair value of each class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is a quoted price in an active market.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

6.1.1 Carrying amount and fair value of financial assets and liabilities by category as of March 31, 2021 and December 31, 2020, are as follows: (cont’d)

Methods of determining fair value of financial instruments are as follows:

Cash and due from financial institutions	Carrying amounts of cash and demand due from financial institutions and payment due from financial institutions are reasonable approximation of fair values. These financial instruments do not have a fixed maturity and are receivable on demand. Fair value of ordinary due from financial institutions is measured using Discounted Cash Flow (“DCF”) Model.

Securities	Fair value of financial instruments that are quoted in active markets is determined using the quoted prices. If there is no quoted price, fair value is determined using external professional valuation institution. The institutions use one or more of the following valuation techniques including DCF Model, Free Cash Flow to Equity Model, Comparable Company Analysis, Dividend Discount Model, Risk Adjusted Discount Rate Method, and Net Asset Value Method, deemed suitable considering the characteristics of the financial instruments.

Loans measured at amortized cost	DCF model is used to determine the fair value of loans. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Derivatives and financial instruments at fair value through profit or loss	For exchange traded derivatives, quoted price in an active market is used to determine fair value and for OTC derivatives, fair value is determined using valuation techniques. The Group uses internally developed valuation models that are widely used by market participants to determine fair values of plain vanilla OTC derivatives including options, interest rate swaps, and currency swaps, based on observable market parameters. However, some complex financial instruments are valued using appropriate models developed from generally accepted market valuation models including the Finite Difference Method (“FDM”), the MonteCarlo Simulation, Black-Scholes Model, Hull and White Model, Closed Form and Tree Model or valuation results from independent external professional valuation institution.

Deposits	Carrying amount of demand deposits is regarded as representative of fair value because they do not have a fixed maturity and are payable on demand. Fair value of time deposits is determined using a DCF model. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Borrowings	Carrying amount of overdraft in foreign currency is regarded as representative of fair value because they do not have a fixed maturity and are payable on demand. Fair value of other borrowings is determined using a DCF model discounting contractual future cash flows at an appropriate discount rate.

Debentures	Fair value is determined by using the valuation results of external professional valuation institution, which are calculated using market inputs.

Other financial assets and liabilities	Carrying amounts are reasonable approximation of fair values. These financial instruments are temporary accounts used for other various transactions and their maturities are relatively short or not defined.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

6.1.2 Fair value hierarchy

The Group believes that valuation methods used for measuring the fair values of financial instruments are reasonable and that the fair values recognized in the consolidated statement of financial position are appropriate. However, the fair values of the financial instruments recognized in the consolidated statement of financial position may be different if other valuation methods or assumptions are used. Additionally, as there is a variety of valuation techniques and assumptions used in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

The Group classifies and discloses fair value of the financial instruments into the three-level hierarchy as follows:

Level 1:	The fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2:	The fair values are based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3:	The fair values are based on unobservable inputs for the asset or liability.

The fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. If an observable input requires an adjustment using an unobservable input and that adjustment results in a significantly higher or lower fair value measurement, the resulting measurement would be categorized within Level 3 of the fair value hierarchy.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

6.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position

Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position as of March 31, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	March 31, 2021
	Fair value hierarchy						Total
	Level 1		Level 2		Level 3
Financial assets
Financial assets at fair value through profit or loss	~~W~~	12,286,165	~~W~~	36,935,505	~~W~~	10,934,269	~~W~~	60,155,939
Due from financial institutions		—		30,022		93,102		123,124
Debt securities		11,165,717		36,120,995		10,272,106		57,558,818
Equity securities		1,022,061		503,498		531,147		2,056,706
Loans		—		280,990		37,914		318,904
Others		98,387		—		—		98,387
Derivatives held for trading		105,185		3,081,779		354,091		3,541,055
Derivatives held for hedging		—		192,312		—		192,312
Financial assets at fair value through other comprehensive income		20,066,662		36,773,666		2,467,417		59,307,745
Debt securities		19,915,703		36,376,448		—		56,292,151
Equity securities		150,959		69,975		2,444,009		2,664,943
Loans		—		327,243		23,408		350,651

	~~W~~	32,458,012	~~W~~	76,983,262	~~W~~	13,755,777	~~W~~	123,197,051

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	4,332,091	~~W~~	—	~~W~~	—	~~W~~	4,332,091
Financial liabilities designated at fair value through profit or loss		1,284		925,936		7,490,768		8,417,988
Derivatives held for trading		159,032		2,876,783		153,516		3,189,331
Derivatives held for hedging		—		181,181		—		181,181

	~~W~~	4,492,407	~~W~~	3,983,900	~~W~~	7,644,284	~~W~~	16,120,591

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

6.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position (cont’d)

(In millions of Korean won)	December 31, 2020
	Fair value hierarchy						Total
	Level 1		Level 2		Level 3
Financial assets
Financial assets at fair value through profit or loss	~~W~~	14,508,028	~~W~~	35,298,665	~~W~~	11,228,762	~~W~~	61,035,455
Due from financial institutions		—		10,011		90,083		100,094
Debt securities		13,316,819		34,580,168		10,518,113		58,415,100
Equity securities		1,101,244		409,259		581,810		2,092,313
Loans		—		299,227		38,756		337,983
Others		89,965		—		—		89,965
Derivatives held for trading		90,459		4,678,185		441,868		5,210,512
Derivatives held for hedging		—		334,873		—		334,873
Financial assets at fair value through other comprehensive income		18,731,801		40,645,505		2,447,891		61,825,197
Debt securities		18,147,167		40,309,722		—		58,456,889
Equity securities		584,634		70,357		2,419,908		3,074,899
Loans		—		265,426		27,983		293,409

	~~W~~	33,330,288	~~W~~	80,957,228	~~W~~	14,118,521	~~W~~	128,406,037

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,025,951	~~W~~	—	~~W~~	—	~~W~~	2,025,951
Financial liabilities designated at fair value through profit or loss		1,040		581,636		9,201,431		9,784,107
Derivatives held for trading		204,470		4,668,155		141,447		5,014,072
Derivatives held for hedging		—		208,825		—		208,825

	~~W~~	2,231,461	~~W~~	5,458,616	~~W~~	9,342,878	~~W~~	17,032,955

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

6.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position (cont’d)

Valuation techniques and inputs of financial assets and liabilities classified as Level 2 and measured at fair value in the consolidated statements of financial position as of March 31, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	March 31, 2021
	Fair value		Valuation techniques	Inputs
Financial assets
Financial assets at fair value through profit or loss	~~W~~	36,935,505
Due from financial institutions		30,022	DCF Model	Projected cash flow, Discount rate
Debt securities		36,120,995	DCF Model, Closed Form, MonteCarlo Simulation, Black-Scholes Model, Hull and White Model, Net Asset Value Method and others	Projected cash flow, Fair value of underlying asset, Dividend yield, Price of underlying asset, Interest rate, Discount rate, Volatility, Correlation coefficient and others
Equity securities		503,498	DCF Model	Interest rate, Discount rate and others
Loans		280,990	DCF Model	Interest rate, Discount rate and others
Derivatives held for trading		3,081,779	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Black-Scholes Model, Hull and White Model and others	Discount rate, Underlying asset Index, Volatility, Interest rate, Stock price, Foreign exchange rate, Dividend yield and others
Derivatives held for hedging		192,312	DCF Model, Closed Form, FDM and others	Discount rate, Volatility, Foreign exchange rate and others
Financial assets at fair value through other comprehensive income		36,773,666
Debt securities		36,376,448	DCF Model, Market value approach	Discount rate, Volatility and others
Equity securities		69,975	DCF Model	Interest rate, Discount rate and others
Loans		327,243	DCF Model	Discount rate, Volatility and others

	~~W~~	76,983,262

Financial liabilities
Financial liabilities designated at fair value through profit or loss	~~W~~	925,936	DCF Model, Closed Form, MonteCarlo Simulation, Black-Scholes Model, Hull and White Model, Binomial Model and others	Price of underlying asset, Interest rate, Dividend yield, Volatility, Discount rate and others
Derivatives held for trading		2,876,783	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Black-Scholes Model, Hull and White Model and others	Discount rate, Price of underlying asset, Volatility, Interest rate, Stock price, Foreign exchange rate, Dividend yield and others
Derivatives held for hedging		181,181	DCF Model, Closed Form, FDM and others	Discount rate, Foreign exchange rate and others

	~~W~~	3,983,900

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

6.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position (cont’d)

(In millions of Korean won)	December 31, 2020
	Fair value		Valuation techniques	Inputs
Financial assets
Financial assets at fair value through profit or loss	~~W~~	35,298,665
Due from financial institutions		10,011	DCF Model	Projected cash flow, Discount rate
Debt securities		34,580,168	DCF Model, Closed Form, MonteCarlo Simulation, Black-Scholes Model, Hull and White Model, Net Asset Value Method and others	Projected cash flow, Fair value of underlying asset, Dividend yield, Price of underlying asset, Interest rate, Discount rate, Volatility, Correlation coefficient and others
Equity securities		409,259	DCF Model	Interest rate, Discount rate and others
Loans		299,227	DCF Model	Interest rate, Discount rate and others
Derivatives held for trading		4,678,185	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Black-Scholes Model, Hull and White Model and others	Discount rate, Underlying asset Index, Volatility, Interest rate, Stock price, Foreign exchange rate, Dividend yield and others
Derivatives held for hedging		334,873	DCF Model, Closed Form, FDM and others	Discount rate, Volatility, Foreign exchange rate and others
Financial assets at fair value through other comprehensive income		40,645,505
Debt securities		40,309,722	DCF Model, Market value approach	Discount rate, Volatility and others
Equity securities		70,357	DCF Model	Interest rate, Discount rate and others
Loans		265,426	DCF Model	Discount rate, Volatility and others

	~~W~~	80,957,228

Financial liabilities
Financial liabilities designated at fair value through profit or loss	~~W~~	581,636	DCF Model, Closed Form, MonteCarlo Simulation, Black-Scholes Model, Hull and White Model, Binomial Model and others	Price of underlying asset, Interest rate, Dividend yield, Volatility, Discount rate and others
Derivatives held for trading		4,668,155	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Black-Scholes Model, Hull and White Model and others	Discount rate, Price of underlying asset, Volatility, Interest rate, Stock price, Foreign exchange rate, Dividend yield and others
Derivatives held for hedging		208,825	DCF Model, Closed Form, FDM and others	Discount rate, Foreign exchange rate and others

	~~W~~	5,458,616

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

6.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair value is disclosed

Fair value hierarchy of financial assets and liabilities whose fair value is disclosed as of March 31, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	March 31, 2021
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Cash and due from financial institutions [1]	~~W~~	3,733,580	~~W~~	25,079,624	~~W~~	1,336,515	~~W~~	30,149,719
Loans measured at amortized cost		—		229,379		384,853,102		385,082,481
Securities measured at amortized cost		19,244,581		17,731,805		2,987		36,979,373
Other financial assets [2]		—		—		18,806,233		18,806,233

	~~W~~	22,978,161	~~W~~	43,040,808	~~W~~	404,998,837	~~W~~	471,017,806

Financial liabilities
Deposits [1]	~~W~~	—	~~W~~	186,028,224	~~W~~	153,563,537	~~W~~	339,591,761
Borrowings [3]		—		1,576,932		48,876,504		50,453,436
Debentures		—		57,603,642		5,238,807		62,842,449
Other financial liabilities [2]		—		—		37,767,490		37,767,490

	~~W~~	—	~~W~~	245,208,798	~~W~~	245,446,338	~~W~~	490,655,136

(In millions of Korean won)	December 31, 2020
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Cash and due from financial institutions [1]	~~W~~	3,362,096	~~W~~	19,573,075	~~W~~	2,677,102	~~W~~	25,612,273
Loans measured at amortized cost		—		271,241		378,520,567		378,791,808
Securities measured at amortized cost		19,438,941		18,584,264		2,868		38,026,073
Other financial assets [2]		—		—		14,167,689		14,167,689

	~~W~~	22,801,037	~~W~~	38,428,580	~~W~~	395,368,226	~~W~~	456,597,843

Financial liabilities
Deposits [1]	~~W~~	—	~~W~~	181,472,846	~~W~~	157,360,938	~~W~~	338,833,784
Borrowings [3]		—		1,149,734		48,932,166		50,081,900
Debentures		—		57,916,235		5,272,897		63,189,132
Other financial liabilities [2]		—		—		28,612,287		28,612,287

	~~W~~	—	~~W~~	240,538,815	~~W~~	240,178,288	~~W~~	480,717,103

[1]	The amounts included in Level 2 are the carrying amounts which are reasonable approximations of the fair value.
[2]	Other financial assets and other financial liabilities included in Level 3 are the carrying amounts which are reasonable approximation of fair value.
[3]	Borrowings of ~~W~~ 1,736 million and ~~W~~ 292 million included in Level 2 is the carrying amounts which are reasonable approximation of fair value as of March 31, 2021 and December 31, 2020, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

6.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair value is disclosed (cont’d)

For financial assets and liabilities whose carrying amount is a reasonable approximation of fair value, valuation techniques and inputs are not disclosed.

Valuation techniques and inputs of financial assets and liabilities classified as Level 2, and whose fair value is disclosed as of March 31, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	March 31, 2021
	Fair value		Valuation techniques	Inputs
Financial assets
Loans measured at amortized cost	~~W~~	229,379	DCF Model	Discount rate
Securities measured at amortized cost		17,731,805	DCF Model, MonteCarlo Simulation	Discount rate, Interest rate

	~~W~~	17,961,184

Financial liabilities
Borrowings	~~W~~	1,575,196	DCF Model	Discount rate
Debentures		57,603,642	DCF Model	Discount rate

	~~W~~	59,178,838

(In millions of Korean won)	December 31, 2020
	Fair value		Valuation techniques	Inputs
Financial assets
Loans measured at amortized cost	~~W~~	271,241	DCF Model	Discount rate
Securities measured at amortized cost		18,584,264	DCF Model, MonteCarlo Simulation	Discount rate, Interest rate

	~~W~~	18,855,505

Financial liabilities
Borrowings	~~W~~	1,149,442	DCF Model	Discount rate
Debentures		57,916,235	DCF Model	Discount rate

	~~W~~	59,065,677

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

6.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair value is disclosed (cont’d)

Valuation techniques and inputs of financial assets and liabilities classified as Level 3 and, whose fair value is disclosed and as of March 31, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	March 31, 2021
	Fair value		Valuation techniques	Inputs
Financial assets
Cash and due from financial institutions	~~W~~	1,336,515	DCF Model	Credit spread, Other spread, Interest rate
Loans measured at amortized cost		384,853,102	DCF Model	Credit spread, Other spread, Prepayment rate, Interest rate
Securities measured at amortized cost		2,987	DCF Model	Interest rate

	~~W~~	386,192,604

Financial liabilities
Deposits	~~W~~	153,563,537	DCF Model	Other spread, Prepayment rate, Interest rate
Borrowings		48,876,504	DCF Model	Other spread, Interest rate
Debentures		5,238,807	DCF Model	Other spread, Interest rate

	~~W~~	207,678,848

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

6.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair value is disclosed (cont’d)

(In millions of Korean won)	December 31, 2020
	Fair value		Valuation techniques	Inputs
Financial assets
Cash and due from financial institutions	~~W~~	2,677,102	DCF Model	Credit spread, Other spread, Interest rate
Loans measured at amortized cost		378,520,567	DCF Model	Credit spread, Other spread, Prepayment rate, Interest rate
Securities measured at amortized cost		2,868	DCF Model	Interest rate

	~~W~~	381,200,537

Financial liabilities
Deposits	~~W~~	157,360,938	DCF Model	Other spread, Prepayment rate, Interest rate
Borrowings		48,932,166	DCF Model	Other spread, Interest rate
Debentures		5,272,897	DCF Model	Other spread, Interest rate

	~~W~~	211,566,001

6.2 Disclosure of Fair Value Hierarchy Level 3

6.2.1 Valuation policy and process of Level 3 fair value

The Group uses external, independent and qualified valuation service in addition to internal valuation models to determine the fair value of the Group’s assets at the end of every reporting period.

Where a reclassification between the levels of the fair value hierarchy occurs for a financial asset or liability, the Group’s policy is to recognize such transfers as having occurred at the beginning of the reporting period.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

6.2.2 Changes in fair value (Level 3) measured using valuation technique based on unobservable inputs in the market

6.2.2.1 Changes in financial instruments classified as Level 3 of the fair value hierarchy for the three-month periods ended March 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021
	Financial assets at fair value through profit or loss						Financial investments				Financial liabilities at fair value through profit or loss		Net derivatives financial instruments
	Due from financial institutions measured at fair value through profit or loss		Securities measured at fair value through profit or loss		Loans measured at fair value through profit or loss		Equity securities measured at fair value through other comprehensive income		Loans measured at fair value through other comprehensive income		Financial liabilities designated at fair value through profit or loss		Derivatives held for trading
Beginning	~~W~~	90,083	~~W~~	11,099,923	~~W~~	38,756	~~W~~	2,419,908	~~W~~	27,983	~~W~~	(9,201,431)	~~W~~	300,421
Total gains or losses
Profit or loss		128		(11,815)		(842)		—		—		(16,200)		(46,348)
Other comprehensive income (loss)		2,891		16,833		—		8,194		25		(10,795)		—
Purchases		—		573,893		—		18,551		—		—		82
Sales		—		(853,326)		—		(2,644)		(4,600)		—		(43,649)
Issues		—		—		—		—		—		(2,363,475)		(11,601)
Settlements		—		—		—		—		—		4,101,133		1,670
Transfers into Level 3 *		—		55,134		—		—		—		—		—
Transfers out of Level 3 *		—		(77,389)		—		—		—		—		—

Ending	~~W~~	93,102	~~W~~	10,803,253	~~W~~	37,914	~~W~~	2,444,009	~~W~~	23,408	~~W~~	(7,490,768)	~~W~~	200,575

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

6.2.2.1 Changes in financial instruments classified as Level 3 of the fair value hierarchy for the three-month periods ended March 31, 2021 and 2020, are as follows: (cont’d)

(In millions of Korean won)	2020
	Financial assets at fair value through profit or loss						Financial investments				Financial liabilities at fair value through profit or loss		Net derivatives financial instruments
	Due from financial institutions measured at fair value through profit or loss		Securities measured at fair value through profit or loss		Loans measured at fair value through profit or loss		Equity securities measured at fair value through other comprehensive income		Loans measured at fair value through other comprehensive income		Financial liabilities designated at fair value through profit or loss		Derivatives held for trading
Beginning	~~W~~	51,125	~~W~~	10,656,042	~~W~~	188,133	~~W~~	1,482,398	~~W~~	—	~~W~~	(11,222,032)	~~W~~	309,966
Total gains or losses
Profit or loss		(2,214)		(369,097)		5,871		—		—		866,399		(362,767)
Other comprehensive income (loss)		(14,094)		33,454		—		25,153		—		20,057		—
Purchases		—		1,165,318		—		60,129		—		—		—
Sales		(67,844)		(867,394)		(28,999)		—		—		—		(80,410)
Issues		—		—		—		—		—		(2,670,369)		(10,517)
Settlements		—		—		—		—		—		3,315,111		71
Transfers into Level 3 *		135,227		42,412		—		—		—		—		—
Transfers out of Level 3 *		—		(38,605)		—		—		—		—		(13,830)

Ending	~~W~~	102,200	~~W~~	10,622,130	~~W~~	165,005	~~W~~	1,567,680	~~W~~	—	~~W~~	(9,690,834)	~~W~~	(157,487)

*	Changes in levels for the financial instruments occurred due to the change in the availability of observable market data.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

6.2.2.2 In relation to changes in Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the period, and total gains or losses recognized in profit or loss from financial instruments held at the end of the reporting period for the three-month periods ended March 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021						2020
	Net losses on financial instruments at fair value through profit or loss		Other operating income		Net interest income		Net gains on financial instruments at fair value through profit or loss		Other operating income		Net interest income
Total gains (losses) recognized in profit or loss for the period	~~W~~	(112,013)	~~W~~	36,936	~~W~~	—	~~W~~	133,105	~~W~~	5,087	~~W~~	—
Total gains (losses) recognized in profit or loss from financial instruments held at the end of the reporting period		(157,200)		36,426		—		378,935		5,087		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

6.2.3 Sensitivity analysis of changes in unobservable inputs

6.2.3.1 Information about fair value measurements using unobservable inputs as of March 31, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	March 31, 2021
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss
Due from financial institutions	~~W~~	93,102	MonteCarlo Simulation, Hull-White Model	Volatility of the underlying asset	18.42 ~ 40.17	The higher the volatility of the underlying asset, the higher the fair value fluctuation
				Correlation coefficient	1.33	The higher the correlation coefficient, the higher the fair value fluctuation
Debt securities		10,272,106	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Hull-White Model, Black-Scholes Model, Option Model, Binomial Model, Net Asset Value Method, Income approach, Market approach and others	Growth rate	0.00 ~ 2.00	The higher the growth rate, the higher the fair value
				Volatility	8.00 ~ 97.50	The higher the volatility, the higher the fair value fluctuation
				Discount rate	0.00 ~ 14.69	The lower the discount rate, the higher the fair value
				Recovery rate	40.00	The higher the recovery rate, the higher the fair value
				Correlation coefficient between underlying assets	-60.87 ~ 100.00	The higher the correlation coefficient, the higher the fair value fluctuation
				Liquidation value	0.00	The higher the liquidation value, the higher the fair value
				Volatility of real estate price	0.00 ~ 0.00	The higher the price of real estate, the higher the fair value

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

6.2.3.1 Information about fair value measurements using unobservable inputs as of March 31, 2021 and December 31, 2020, are as follows: (cont’d)

(In millions of Korean won)	March 31, 2021
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Equity securities	~~W~~	531,147	Income approach, Market approach, Asset value approach, DCF Model, Comparable Company Analysis, Risk adjusted discount rate method, Dividend Discount Model, Usage of past transactions, Binomial Model and others	Growth rate	0.00 ~ 1.10	The higher the growth rate, the higher the fair value
				Discount rate	-0.01 ~ 19.24	The lower the discount rate, the higher the fair value
				Liquidation value	-1.00 ~ 1.00	The higher the liquidation value, the higher the fair value
Loans		37,914	DCF Model	Discount rate	8.11	The lower the discount rate, the higher the fair value
Derivatives held for trading Stock and index		353,421	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Hull and White Model, Black-Scholes Model, Binomial Model	Volatility of the underlying asset	22.00 ~ 71.00	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient between underlying assets	-60.87 ~ 90.97	The higher the correlation coefficient, the higher the fair value fluctuation
Currency and interest rate and others		670	DCF Model, Hull-White Model	Volatility	4.00 ~ 54.00	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient between underlying assets	-50.35 ~ 90.97	The higher the correlation coefficient, the higher the fair value fluctuation
Financial assets at fair value through other comprehensive income
Equity securities		2,444,009	Risk adjusted discount rate method, IMV Model, DCF Model, Comparable Company Analysis, Dividend discount model, Option Model, Net Asset Value Method, Market approach, One Factor Hull-White Model and others	Growth rate	0.00 ~ 2.00	The higher the growth rate, the higher the fair value
				Discount rate	8.44 ~ 19.68	The lower the discount rate, the higher the fair value
				Volatility	26.31 ~ 34.56	The higher the volatility, the higher the fair value fluctuation
Loans		23,408	DCF Model	Discount rate	2.24 ~ 4.24	The lower the discount rate, the higher the fair value

	~~W~~	13,755,777

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

6.2.3.1 Information about fair value measurements using unobservable inputs as of March 31, 2021 and December 31, 2020, are as follows: (cont’d)

(In millions of Korean won)	March 31, 2021
	Fair value	Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial liabilities
Financial liabilities designated at fair value through profit or loss
Derivative-linked securities	~~W~~7,490,768	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Hull and White Model, Black-Scholes Model	Volatility of the underlying asset	1.00 ~ 71.00	The higher the volatility, the higher the fair value fluctuation
			Correlation coefficient between underlying assets	-60.87 ~ 90.97	The higher the absolute value of correlation coefficient, the higher the fair value fluctuation
Derivatives held for trading
Stock and index	27,213	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Hull and White Model, Black-Scholes Model, Binomial Model	Volatility	22.00 ~ 54.00	The higher the volatility, the higher the fair value fluctuation
			Correlation coefficient between underlying assets	-60.87 ~ 89.12	The higher the correlation coefficient, the higher the fair value fluctuation
Others	126,303	MonteCarlo Simulation, Hull and White Model, DCF Model, Closed Form	Volatility	4.00 ~ 54.00	The higher the volatility, the higher the fair value fluctuation
			Discount rate	1.04 ~ 1.13	The higher the discount rate, the lower the fair value
			Correlation coefficient between underlying assets	-50.35 ~ 90.97	The higher the absolute value of correlation coefficient, the higher the fair value fluctuation

~~W~~7,644,284

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

6.2.3.1 Information about fair value measurements using unobservable inputs as of March 31, 2021 and December 31, 2020, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2020
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss
Due from financial institutions	~~W~~	90,083	MonteCarlo Simulation	Volatility of the underlying asset	19.40 ~ 36.76	The higher the volatility of the underlying asset, the higher the fair value fluctuation
				Correlation coefficient	12.27	The higher the correlation coefficient, the higher the fair value fluctuation
Debt securities		10,518,113	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Hull-White Model, Black-Scholes Model, Option Model, Binomial Model, Net Asset Value Method, Income approach, Market approach and others	Growth rate	0.00 ~ 2.00	The higher the growth rate, the higher the fair value
				Volatility	8.00 ~ 179.75	The higher the volatility, the higher the fair value fluctuation
				Discount rate	0.00 ~ 21.37	The lower the discount rate, the higher the fair value
				Recovery rate	40	The higher the recovery rate, the higher the fair value
				Correlation coefficient between underlying assets	-61.12 ~ 100.00	The higher the correlation coefficient, the higher the fair value fluctuation
				Liquidation value	0.00	The higher the liquidation value, the higher the fair value
				Volatility of real estate price	0.00	The higher the price of real estate, the higher the fair value

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

6.2.3.1 Information about fair value measurements using unobservable inputs as of March 31, 2021 and December 31, 2020, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2020
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Equity securities	~~W~~	581,810	Income approach, Market approach, Asset value approach, DCF Model, Comparable Company Analysis, Risk adjusted discount rate method, Dividend Discount Model, Usage of past transactions, Binomial Model and others	Growth rate	0.00 ~ 1.10	The higher the growth rate, the higher the fair value
				Discount rate	0.60 ~ 18.67	The lower the discount rate, the higher the fair value
				Liquidation value	0.00	The higher the liquidation value, the higher the fair value
Loans		38,756	Binomial Model, DCF Model	Volatility of the stock price	0.00	The higher the volatility, the higher the fair value fluctuation
				Discount rate	7.86	The lower the discount rate, the higher the fair value
Derivatives held for trading
Stock and index		382,337	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Hull and White Model, Black-Scholes Model, Binomial Model	Volatility of the underlying asset	20.00 ~ 72.00	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient between underlying assets	-61.12 ~ 89.01	The higher the correlation coefficient, the higher the fair value fluctuation
Currency and interest rate and others		59,531	DCF Model, Hull-White Model	Volatility	0.00 ~ 68.00	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient between underlying assets	-50.48 ~ 90.95	The higher the correlation coefficient, the higher the fair value fluctuation
Financial assets at fair value through other comprehensive income
Equity securities		2,419,908	Risk adjusted discount rate method, IMV Model, DCF Model, Comparable Company Analysis, Dividend discount model, Option Model, Net Asset Value Method, Market approach, One Factor Hull-White Model and others	Growth rate	0.00 ~ 2.00	The higher the growth rate, the higher the fair value
				Discount rate	7.60 ~ 19.67	The lower the discount rate, the higher the fair value
				Volatility	22.11 ~ 24.16	The higher the volatility, the higher the fair value fluctuation
Loans		27,983	DCF Model	Discount rate	2.21 ~ 4.21	The lower the discount rate, the higher the fair value

	~~W~~	14,118,521

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

6.2.3.1 Information about fair value measurements using unobservable inputs as of March 31, 2021 and December 31, 2020, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2020
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial liabilities
Financial liabilities designated at fair value through profit or loss Derivative-linked securities	~~W~~	9,201,431	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Hull and White Model, Black-Scholes Model	Volatility of the underlying asset	1.00 ~ 72.00	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient between underlying assets	-61.12 ~ 90.95	The higher the absolute value of correlation coefficient, the higher the fair value fluctuation
Derivatives held for trading Stock and index		60,291	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Hull and White Model, Black-Scholes Model, Binomial Model	Volatility	20.00 ~ 68.00	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient between underlying assets	-61.12 ~ 90.95	The higher the correlation coefficient, the higher the fair value fluctuation
Others		81,156	MonteCarlo Simulation, Hull and White Model, DCF Model, Closed Form	Volatility	21.00 ~ 68.00	The higher the volatility, the higher the fair value fluctuation
				Discount rate	1.15 ~ 1.29	The higher the discount rate, the lower the fair value
				Correlation coefficient between underlying assets	-50.48 ~ 90.95	The higher the absolute value of correlation coefficient, the higher the fair value fluctuation

	~~W~~	9,342,878

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

6.2.3.2 Sensitivity analysis of changes in unobservable inputs

Sensitivity analysis of financial instruments is performed to measure favorable and unfavorable changes in fair value of financial instruments which are affected by unobservable parameters, using a statistical technique. When the fair value is affected by more than one input parameter, the amounts represent the most favorable or most unfavorable outcome. Level 3 financial instruments subject to sensitivity analysis are (a) equity-related derivatives, currency-related derivatives and interest rate related derivatives whose fair value changes are recognized in profit or loss, (b) financial liabilities designated at fair value through profit or loss, and (c) due from financial institutions, debt securities (including beneficiary certificates), equity securities and loan receivables whose fair value changes are recognized in profit or loss or other comprehensive income. If overlay approach is applied in accordance with Korean IFRS No.1104, changes in fair value of financial assets at fair value through profit or loss are recognized as other comprehensive income.

Results of the sensitivity analysis of changes in inputs as of March 31, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	March 31, 2021
	Profit or loss				Other comprehensive income (loss)
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss [1]
Due from financial institutions	~~W~~	1	~~W~~	(1)	~~W~~	1,008	~~W~~	(1,192)
Debt securities [4]		26,103		(24,746)		1,787		(1,770)
Equity securities [3]		23,790		(14,561)		998		(762)
Loans [5]		3,173		(2,831)		—		—
Derivatives held for trading [2]		20,841		(22,000)		—		—
Financial assets at fair value through other comprehensive income
Equity securities [3]		—		—		180,292		(100,271)
Loans [6]		—		—		392		(382)

	~~W~~	73,908	~~W~~	(64,139)	~~W~~	184,477	~~W~~	(104,377)

Financial liabilities
Financial liabilities designated at fair value through profit or loss [1]	~~W~~	37,363	~~W~~	(36,557)	~~W~~	—	~~W~~	—
Derivatives held for trading [2]		8,411		(7,579)		—		—

	~~W~~	45,774	~~W~~	(44,136)	~~W~~	—	~~W~~	—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

6.2.3.2 Sensitivity analysis of changes in unobservable inputs (cont’d)

(In millions of Korean won)	December 31, 2020
	Profit or loss				Other comprehensive income (loss)
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss [1]
Due from financial institutions	~~W~~	2	~~W~~	(2)	~~W~~	199	~~W~~	(222)
Debt securities [4]		35,790		(12,826)		2,123		(2,122)
Equity securities [3]		16,125		(8,275)		973		(744)
Loans [5]		3,316		(2,952)		—		—
Derivatives held for trading [2]		22,783		(25,013)		—		—
Financial assets at fair value through other comprehensive income
Equity securities [3]		—		—		120,652		(73,434)
Loans [6]		—		—		534		(518)

	~~W~~	78,016	~~W~~	(49,068)	~~W~~	124,481	~~W~~	(77,040)

Financial liabilities
Financial liabilities designated at fair value through profit or loss [1]	~~W~~	46,859	~~W~~	(42,995)	~~W~~	—	~~W~~	—
Derivatives held for trading [2]		7,255		(7,139)		—		—

	~~W~~	54,114	~~W~~	(50,134)	~~W~~	—	~~W~~	—

[1]

For financial instruments at fair value through profit or loss, changes in fair value are calculated by shifting principal unobservable input parameters such as volatility of the underlying asset or correlation coefficient between underlying asset by ± 10%.

[2]

For derivatives financial instruments, changes in fair value are calculated by shifting principal unobservable input parameters; such as, price of underlying asset, volatility of stock price, volatility of interest rate by ± 10% and the loss given default ratio, discount rate by ± 1%.

[3]

For equity securities, changes in fair value are calculated by shifting principal unobservable input parameters; such as, correlation between growth rate (0~1%) and discount rate (-1~1%) or between liquidation value (-1~1%) and discount rate (-1~1%).

[4]

For beneficiary certificates, it is practically impossible to analyze sensitivity of changes in unobservable inputs. But only for beneficiary certificates whose underlying assets are real estates, changes in fair value are calculated by shifting correlation between discount rate of rent cashflow (-1~1%) and volatility of real estate price (-1~1%).

[5]	For loans, changes in fair value are calculated by shifting principal unobservable input parameters such as stock price, volatility of stock price (-10~10%), discount rate (-1~1%).
[6]

For loans measured at fair value through other comprehensive income, changes in fair value are calculated by shifting principal unobservable input parameters such as discount rate, volatility of the underlying asset 1%, growth rate 10%.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

6.2.4 Day one gains or losses

If the Group uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of financial instruments, there could be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of financial instruments is recognized as the transaction price, and the difference is not recognized in profit or loss but deferred and amortized using the straight-line method over the life of the financial instrument. When the fair value of the financial instruments is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss.

Changes in aggregate deferred differences for the three-month periods ended March 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021		2020
Balance at the beginning of the period	~~W~~	61,393	~~W~~	45,767
New transactions		42,576		75,369
Changes during the period		(52,592)		(24,920)

Balance at the end of the period	~~W~~	51,377	~~W~~	96,216

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

6.3 Carrying Amounts of Financial Instruments by Category

Financial assets and liabilities are measured at fair value or amortized cost. The carrying amounts of financial assets and liabilities by category as of March 31, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)
	March 31, 2021
	Financial instruments at fair value through profit or loss		Financial instruments at fair value through other comprehensive income		Financial instruments designated at fair value through other comprehensive income		Financial instruments at amortized cost		Derivatives held for hedging		Total
Financial assets
Cash and due from financial institutions	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	30,148,816	~~W~~	—	~~W~~	30,148,816
Financial assets at fair value through profit or loss		60,155,939		—		—		—		—		60,155,939
Derivatives		3,541,055		—		—		—		192,312		3,733,367
Loans measured at amortized cost		—		—		—		383,242,460		—		383,242,460
Financial investments		—		56,642,802		2,664,943		36,622,005		—		95,929,750
Other financial assets		—		—		—		18,806,233		—		18,806,233

	~~W~~	63,696,994	~~W~~	56,642,802	~~W~~	2,664,943	~~W~~	468,819,514	~~W~~	192,312	~~W~~	592,016,565

(In millions of Korean won)
	March 31, 2021
	Financial instruments at fair value through profit or loss		Financial instruments designated at fair value through profit or loss		Financial instruments at amortized cost		Derivatives held for hedging		Total
Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	4,332,091	~~W~~	8,417,988	~~W~~	—	~~W~~	—	~~W~~	12,750,079
Derivatives		3,189,331		—		—		181,181		3,370,512
Deposits		—		—		339,270,753		—		339,270,753
Borrowings		—		—		50,444,543		—		50,444,543
Debentures		—		—		62,220,973		—		62,220,973
Other financial liabilities		—		—		37,767,490		—		37,767,490

	~~W~~	7,521,422	~~W~~	8,417,988	~~W~~	489,703,759	~~W~~	181,181	~~W~~	505,824,350

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

6.3 Carrying Amounts of Financial Instruments by Category (cont’d)

(In millions of Korean won)
	December 31, 2020
	Financial instruments at fair value through profit or loss		Financial instruments at fair value through other comprehensive income		Financial instruments designated at fair value through other comprehensive income		Financial instruments at amortized cost		Derivatives held for hedging		Total
Financial assets
Cash and due from financial institutions	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	25,608,842	~~W~~	—	~~W~~	25,608,842
Financial assets at fair value through profit or loss		61,035,455		—		—		—		—		61,035,455
Derivatives		5,210,512		—		—		—		334,873		5,545,385
Loans measured at amortized cost		—		—		—		377,166,984		—		377,166,984
Financial investments		—		58,750,298		3,074,899		36,870,229		—		98,695,426
Other financial assets		—		—		—		14,167,689		—		14,167,689

	~~W~~	66,245,967	~~W~~	58,750,298	~~W~~	3,074,899	~~W~~	453,813,744	~~W~~	334,873	~~W~~	582,219,781

(In millions of Korean won)
	December 31, 2020
	Financial instruments at fair value through profit or loss		Financial instruments designated at fair value through profit or loss		Financial instruments at amortized cost		Derivatives held for hedging		Total
Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,025,951	~~W~~	9,784,107	~~W~~	—	~~W~~	—	~~W~~	11,810,058
Derivatives		5,014,072		—		—		208,825		5,222,897
Deposits		—		—		338,580,220		—		338,580,220
Borrowings		—		—		49,827,156		—		49,827,156
Debentures		—		—		62,760,687		—		62,760,687
Other financial liabilities		—		—		28,612,288		—		28,612,288

	~~W~~	7,040,023	~~W~~	9,784,107	~~W~~	479,780,351	~~W~~	208,825	~~W~~	496,813,306

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

7. Due from Financial Institutions Measured at Amortized Cost

7.1 Details of due from financial institutions as of March 31, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)		Financial institutions	Interest rate (%)	March 31, 2021		December 31, 2020
Due from financial institutions in Korean won	Due from the Bank of Korea	The Bank of Korea	0.00	~~W~~	16,006,397	~~W~~	11,242,803
	Due from banking institutions	Hana Bank and others	0.00 ~ 1.90		4,654,050		3,692,044
	Due from others	NH Investment & Securities Co., Ltd. and others	0.00 ~ 1.63		619,564		753,581

					21,280,011		15,688,428

Due from financial institutions in foreign currencies	Due from banking institutions in foreign currencies	The Bank of Korea and others	0.00 ~ 3.00		3,497,776		4,215,918
	Time deposits in foreign currencies	Bank of China Guangdongsheng Branch and others	0.00 ~ 7.75		647,913		739,637
	Due from others	Societe Generale (Paris) and others	0.00 ~7.70		1,618,296		2,079,371

					5,763,985		7,034,926

				~~W~~	27,043,996	~~W~~	22,723,354

*	Before netting of allowance

7.2 Details of restricted due from financial institutions as of March 31, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)		Financial institutions	March 31, 2021	December 31, 2020		Reasons of restriction
Due from financial institutions in Korean won	Due from the Bank of Korea	The Bank of Korea	~~W~~16,006,397	~~W~~	11,242,803	Bank of Korea Act
	Due from banking institutions	Shinhan Bank and others	1,022,082		772,986	Net settlement and others
	Due from others	NH Investment & Securities Co., Ltd. and others	456,843		545,457	Derivatives margin account and others

			17,485,322		12,561,246

Due from financial institutions in foreign currencies	Due from banking institutions in foreign currencies	Bank of Indonesia and others	1,485,196		1,097,729	Indonesian law and others
	Time deposits in foreign currencies	Bank of Communications Co., Ltd. New York Branch	48,290		46,428	Bank Act of the State of New York and others
	Due from others	Societe Generale (Paris) and others	1,315,716		1,597,960	Derivatives margin account and others

			2,849,202		2,742,117

			~~W~~20,334,524	~~W~~	15,303,363

*	Before netting of allowance

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

7.3 Changes in allowances for credit losses of due from financial institutions for the three-month periods ended March 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	2,947	~~W~~	34	~~W~~	282
Transfer between stages
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Impairment		—		—		—
Disposal		—		—		—
Reversal of credit losses		(305)		(5)		(282)
Others		29		1		—

Ending	~~W~~	2,671	~~W~~	30	~~W~~	—

(In millions of Korean won)	2020
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	3,164	~~W~~	1,188	~~W~~	360
Transfer between stages
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Impairment		—		—		—
Disposal		—		—		—
Provision (reversal) for credit losses		928		(221)		—
Others		45		6		(64)

Ending	~~W~~	4,137	~~W~~	973	~~W~~	296

8. Derivative Financial Instruments and Hedge Accounting

The Group’s derivative operations focus on addressing the needs of the Group’s corporate clients to hedge their risk exposure and hedging the Group’s risk exposure that results from such client contracts. The Group also engages in derivative trading activities to hedge the interest rate and foreign currency risk exposures that arise from the Group’s own assets and liabilities. In addition, the Group engages in proprietary trading of derivatives within the Group’s regulated open position limits.

The Group provides and trades a range of derivatives products, including:

•	Interest rate swaps, relating to interest rate risks in Korean won

•	Cross-currency swaps, forwards and options relating to foreign exchange rate risks

•	Stock price index options linked with the KOSPI index

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

8. Derivative Financial Instruments and Hedge Accounting (cont’d)

In particular, the Group applies fair value hedge accounting using interest rate swaps, currency forwards and others to hedge the risk of changes in fair values due to the changes in interest rate and foreign exchange rates of structured debentures in Korean won, debentures in foreign currencies, structured deposits in foreign currencies and others. The Group applies cash flow hedge accounting using interest rate swaps, currency swaps and others to hedge the risk of changes in cash flows of floating rate debt securities in Korean won, borrowings in foreign currencies, group of loans measured at amortized cost and others. In addition, the Group applies net investment in foreign operations hedge accounting by designating debentures in foreign currencies and cross currency forwards as hedging instruments to hedge foreign exchange risks on net investments in foreign operations.

8.1 Details of derivative financial instruments held for trading as of March 31, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)

	March 31, 2021						December 31, 2020
	Notional amount		Assets		Liabilities		Notional amount		Assets		Liabilities
Interest rate
Forwards	~~W~~	2,124,000	~~W~~	104,811	~~W~~	107,456	~~W~~	1,824,000	~~W~~	50,580	~~W~~	107,218
Futures *		6,462,398		6,173		1,046		4,540,235		43		1,834
Swaps		303,797,021		474,930		561,672		300,105,350		631,917		682,401
Options		14,329,000		206,725		224,635		14,779,000		248,437		302,134

		326,712,419		792,639		894,809		321,248,585		930,977		1,093,587

Currency
Forwards		93,848,651		1,141,930		1,083,120		78,255,991		1,712,560		1,986,239
Futures *		359,490		1,803		33		376,281		158		695
Swaps		53,261,224		994,038		773,258		49,756,478		1,897,636		1,349,919
Options		2,639,273		13,560		12,987		2,377,775		33,421		28,012

		150,108,638		2,151,331		1,869,398		130,766,525		3,643,775		3,364,865

Stock and index
Futures *		976,628		26,799		1,447		1,027,347		20,061		2,246
Swaps		4,421,738		392,212		39,175		5,434,057		423,297		123,242
Options		8,289,030		130,151		213,070		6,482,510		135,805		275,282

		13,687,396		549,162		253,692		12,943,914		579,163		400,770

Credit
Swaps		3,123,736		20,909		8,022		3,015,782		19,395		9,700

		3,123,736		20,909		8,022		3,015,782		19,395		9,700

Commodity
Futures *		12,591		180		90		11,609		151		81
Swaps		5,202		298		9		13,923		268		991

		17,793		478		99		25,532		419		1,072

Others		1,517,040		26,536		163,311		1,476,310		36,783		144,076

	~~W~~	495,167,022	~~W~~	3,541,055	~~W~~	3,189,331	~~W~~	469,476,648	~~W~~	5,210,512	~~W~~	5,014,070

*	Gains or losses arising from daily mark-to-market futures are reflected in the margin accounts.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

8.2 Average price condition of future nominal cash flows by type of hedge accounting as of March 31, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	March 31, 2021
	1 year		2 years		3 years		4 years		5 years		Over 5 years		Total
Fair value hedge
Nominal amount of the hedging instrument	~~W~~	4,086,732	~~W~~	1,451,691	~~W~~	797,201	~~W~~	721,523	~~W~~	1,117,760	~~W~~	2,549,621	~~W~~	10,724,528
Average price condition (%)		0.77		0.82		1.13		1.10		1.10		1.30		1.04
Average price condition (USD/KRW)		1,152.50		1,143.03		—		—		—		—		1,152.05
Average price condition (EUR/KRW)		1,365.11		—		1,363.38		—		—		—		1,364.94
Average price condition (AUD/KRW)		850.65		—		—		—		—		—		850.65
Average price condition (GBP/KRW)		1,545.47		—		—		—		—		—		1,545.47
Cash flow hedge
Nominal amount of the hedging instrument	~~W~~	2,204,410	~~W~~	1,925,137	~~W~~	1,259,352	~~W~~	213,850	~~W~~	548,771	~~W~~	100,000	~~W~~	6,251,520
Average price condition (%)		0.80		1.50		2.42		2.00		1.63		1.67		1.33
Average price condition (USD/KRW)		1,122.24		1,162.01		1,178.20		1,148.33		1,138.26		—		1,152.80
Average price condition (EUR/KRW)		1,303.44		1,315.50		—		—		1,366.00		—		1,310.36
Average price condition (AUD/KRW)		—		—		—		851.50		—		—		851.50
Average price condition (SGD/KRW)		831.49		—		866.14		—		—		—		863.79
Hedge of net investments in foreign operations
Nominal amount of the hedging instrument	~~W~~	171,625	~~W~~	42,649	~~W~~	—	~~W~~	22,101	~~W~~	—	~~W~~	—	~~W~~	236,375
Average price condition (USD/KRW)		1,093.07		—		—		—		—		—		1,093.07
Average price condition (GBP/KRW)		—		1,465.26		—		—		—		—		1,465.26

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

8.2 Average price condition of future nominal cash flows by type of hedge accounting as of March 31, 2021 and December 31, 2020, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2020
	1 year		2 years		3 years		4 years		5 years		Over 5 years		Total
Fair value hedge
Nominal amount of the hedging instrument	~~W~~	5,266,994	~~W~~	1,083,877	~~W~~	512,608	~~W~~	620,788	~~W~~	1,462,964	~~W~~	2,442,692	~~W~~	11,389,923
Average price condition (%)		0.76		0.81		1.00		1.07		1.21		1.14		0.97
Average price condition (USD/KRW)		1,160.33		1,115.45		1,151.50		—		—		—		1,157.28
Average price condition (EUR/KRW)		1,353.28		—		1,366.30		—		—		—		1,353.36
Average price condition (AUD/KRW)		835.43		—		—		—		—		—		835.43
Average price condition (GBP/KRW)		1,546.54		—		—		—		—		—		1,546.54
Cash flow hedge
Nominal amount of the hedging instrument	~~W~~	2,568,922	~~W~~	1,767,357	~~W~~	1,277,053	~~W~~	166,643	~~W~~	509,940	~~W~~	100,000	~~W~~	6,389,915
Average price condition (%)		0.83		1.66		2.48		2.00		1.63		1.67		1.36
Average price condition (USD/KRW)		1,113.33		1,160.46		1,181.36		1,128.30		1,142.05		—		1,152.37
Average price condition (EUR/KRW)		1,306.76		1,312.75		1,321.00		—		1,340.64		—		1,312.93
Average price condition (AUD/KRW)		837.00		—		—		—		—		—		837.00
Average price condition (SGD/KRW)		831.49		—		866.14		—		—		—		858.33
Hedge of net investments in foreign operations
Nominal amount of the hedging instrument	~~W~~	217,274	~~W~~	26,683	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	243,957
Average price condition (USD/KRW)		1,111.45		—		—		—		—		—		1,111.45
Average price condition (GBP/KRW)		—		1,465.26		—		—		—		—		1,465.26

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

8.3 Fair Value Hedge

8.3.1 Details of fair value hedged items as of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020, are as follows:

(In millions of Korean won)		March 31, 2021								2021
		Carrying amount				Accumulated amount of hedge adjustments				Changes in fair value
		Assets		Liabilities		Assets		Liabilities
Hedge accounting Interest rate
	Debt securities in Korean won	~~W~~	686,437	~~W~~	—	~~W~~	366	~~W~~	—	~~W~~	(2,813)
	Debt securities in foreign currencies		3,017,469		—		25,712		—		(39,201)
	Deposits in foreign currencies		—		90,222		—		(458)		2,361
	Debentures in Korean won		—		3,919,048		—		(60,952)		53,967
	Debentures in foreign currencies		—		1,458,506		—		41,631		39,134

			3,703,906		5,467,776		26,078		(19,779)		53,448

Currency
	Debt securities in foreign currencies		2,626,489		—		57,620		—		56,831

			2,626,489		—		57,620		—		56,831

		~~W~~	6,330,395	~~W~~	5,467,776	~~W~~	83,698	~~W~~	(19,779)	~~W~~	110,279

(In millions of Korean won)		December 31, 2020								2020
		Carrying amount				Accumulated amount of hedge adjustments				Changes in fair value
		Assets		Liabilities		Assets		Liabilities
Hedge accounting Interest rate
	Debt securities in Korean won	~~W~~	1,001,957	~~W~~	—	~~W~~	5,888	~~W~~	—	~~W~~	4,163
	Debt securities in foreign currencies		2,712,980		—		62,922		—		61,978
	Deposits in foreign currencies		—		121,768		—		2,088		(21,009)
	Debentures in Korean won		—		3,623,161		—		(6,839)		(6,184)
	Debentures in foreign currencies		—		1,985,333		—		81,333		(69,511)

			3,714,937		5,730,262		68,810		76,582		(30,563)

Currency
	Debt securities in foreign currencies		2,669,410		—		310,745		—		115,342

			2,669,410		—		310,745		—		115,342

		~~W~~	6,384,347	~~W~~	5,730,262	~~W~~	379,555	~~W~~	76,582	~~W~~	84,779

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

8.3.2 Details of derivative instruments designated as fair value hedge as of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020, are as follows:

(In millions of Korean won)	March 31, 2021						2021
	Notional amount		Assets		Liabilities		Changes in fair value

Interest rate
Swaps	~~W~~	8,651,116	~~W~~	122,816	~~W~~	47,756	~~W~~	(60,035)
Currency
Forwards		2,073,412		44,664		15,111		(81,428)

	~~W~~	10,724,528	~~W~~	167,480	~~W~~	62,867	~~W~~	(141,463)

(In millions of Korean won)	December 31, 2020						2020
	Notional amount		Assets		Liabilities		Changes in fair value

Interest rate
Swaps	~~W~~	9,217,731	~~W~~	158,914	~~W~~	51,842	~~W~~	38,006
Currency
Forwards		2,172,192		128,038		2,616		(108,472)

	~~W~~	11,389,923	~~W~~	286,952	~~W~~	54,458	~~W~~	(70,466)

8.3.3 Details of hedge ineffectiveness recognized in profit or loss from derivatives for the three-month periods ended March 31, 2021 and 2020, are as follows:

(In millions of Korean won)	Hedge ineffectiveness recognized in profit or loss
	2021		2020
Hedge accounting
Interest rate	~~W~~	(6,587)	~~W~~	7,443
Currency		(24,597)		6,870

	~~W~~	(31,184)	~~W~~	14,313

8.3.4 Gains or losses from fair value hedging instruments and hedged items attributable to the hedged risk for the three-month periods ended March 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021		2020
Losses on hedging instruments	~~W~~	(135,723)	~~W~~	(69,992)
Gains on the hedged items attributable to the hedged risk		107,107		84,785

	~~W~~	(28,616)	~~W~~	14,793

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

8.4 Cash Flow Hedge

8.4.1 Details of cash flow hedged items as of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020, are as follows:

(In millions of Korean won)	Cash flow hedge reserve				Changes in fair value
	March 31, 2021		December 31, 2020		2021		2020
Hedge accounting
Interest rate risk	~~W~~	(11,262)	~~W~~	(22,439)	~~W~~	(16,173)	~~W~~	30,226
Foreign currency change risk		(8,896)		(6,158)		13,374		49,559

	~~W~~	(20,158)	~~W~~	(28,597)	~~W~~	(2,799)	~~W~~	79,785

8.4.2 Details of derivative instruments designated as cash flow hedge as of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020, are as follows:

(In millions of Korean won)	March 31, 2021						2021
	Notional amount		Assets		Liabilities		Changes in fair value
Interest rate
Swaps	~~W~~	3,534,885	~~W~~	5,766	~~W~~	25,286	~~W~~	13,733
Currency
Swaps		2,716,635		19,066		84,144		16,480

	~~W~~	6,251,520	~~W~~	24,832	~~W~~	109,430	~~W~~	30,213

(In millions of Korean won)	December 31, 2020						2020
	Notional amount		Assets		Liabilities		Changes in fair value
Interest rate
Swaps	~~W~~	3,532,480	~~W~~	1,286	~~W~~	37,120	~~W~~	(30,195)
Currency
Swaps		2,857,435		40,835		116,124		(47,159)

	~~W~~	6,389,915	~~W~~	42,121	~~W~~	153,244	~~W~~	(77,354)

8.4.3 Gains or losses from cash flow hedging instruments and hedged items attributable to the hedged risk for the three-month periods ended March 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021		2020

Gains (losses) on hedging instruments	~~W~~	30,213	~~W~~	(77,354)
Effective portion of gains (losses) on cash flow hedging instruments (amount recognized in other comprehensive income)		28,434		(77,336)
Ineffective portion of gains (losses) on cash flow hedging instruments (amount recognized in profit or loss)		1,779		(18)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

8.4.4 Amounts recognized in other comprehensive income (loss) and reclassified from equity to profit or loss for the three-month periods ended March 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021		2020
Other comprehensive income (loss)	~~W~~	28,434	~~W~~	(77,336)
Reclassification to profit or loss		(14,609)		32,780
Income tax effect		(5,386)		6,032

	~~W~~	8,439	~~W~~	(38,524)

8.5 Hedge of Net Investments in Foreign Operations

8.5.1 Details of net investments in foreign operations hedged items as of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020, are as follows:

(In millions of Korean won)	Foreign currency translation reserve				Changes in fair value
	March 31, 2021		December 31, 2020		2021		2020
Hedge accounting
Currency (foreign currency exchange risk)	~~W~~	(10,593)	~~W~~	22,278	~~W~~	45,702	~~W~~	18,915

8.5.2 Details of financial instruments designated as hedge of net investments in foreign operations as of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020, are as follows:

(In millions of Korean won)	March 31, 2021						2021
	Notional Amount		Assets		Liabilities		Changes in fair value
Currency
Forwards	~~W~~	236,375	~~W~~	—	~~W~~	8,884	~~W~~	(10,485)
Debentures in foreign currencies		877,329		—		877,329		(35,217)

	~~W~~	1,113,704	~~W~~	—	~~W~~	886,213	~~W~~	(45,702)

(In millions of Korean won)	December 31, 2020						2020
	Notional amount		Assets		Liabilities		Changes in fair value
Currency
Forwards	~~W~~	243,957	~~W~~	5,800	~~W~~	1,125	~~W~~	(13,472)
Debentures in foreign currencies		842,112		—		842,112		(5,443)

	~~W~~	1,086,069	~~W~~	5,800	~~W~~	843,237	~~W~~	(18,915)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

8.5.3 Fair value of non-derivative financial instruments designated as hedge of net investments in foreign operations as of March 31, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	March 31, 2021		December 31, 2020
Debentures in foreign currencies	~~W~~	865,668	~~W~~	852,570

8.5.4 Gains or losses from hedging instruments in hedge of net investments in foreign operations and hedged items attributable to the hedged risk for the three-month periods ended March 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021		2020
Losses on hedging instruments	~~W~~	(45,702)	~~W~~	(18,915)
Effective portion of losses on hedge of net investments in foreign operations (amount recognized in other comprehensive income)		(45,702)		(18,915)
Ineffective portion of losses on hedge of net investments in foreign operations (amount recognized in profit or loss)		—		—

8.5.5 Effective portion of gains or losses on hedging instruments recognized in other comprehensive income for the three-month periods ended March 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021		2020
Other comprehensive loss	~~W~~	(45,702)	~~W~~	(18,915)
Reclassification to profit or loss		—		—
Income tax effect		12,831		6,755

	~~W~~	(32,871)	~~W~~	(12,160)

8.6 Interest Rate Benchmark Reform

The USD LIBOR interest rate will be replaced by the Secured Overnight Financing Rate (“SOFR”) based on actual transactions starting from July 2023 for specific term rate (1M, 3M, 6M, 12M) and in the long-term, RFR would substitute the CD rate in an emergency. In this hedging relationship, within the corresponding hedging relationship of related interest rate benchmark (CD#3M, USD#LIBOR#3M, USD#LIBOR#6M), the Group assumed that the spread to be changed on a SOFR basis would be similar to that included in the interest rate swap used as a hedging instrument, and no other changes were assumed.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

9. Loans Measured at Amortized Cost

9.1 Details of loans as of March 31, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	March 31, 2021		December 31, 2020
Loans measured at amortized cost	~~W~~	385,843,246	~~W~~	379,734,020
Deferred loan origination fees and costs		700,717		716,327
Less: Allowances for credit losses		(3,301,503)		(3,283,363)

Carrying amount	~~W~~	383,242,460	~~W~~	377,166,984

9.2 Details of loans to banks as of March 31, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	March 31, 2021		December 31, 2020
Loans measured at amortized cost	~~W~~	7,233,174	~~W~~	5,577,728
Less: Allowances for credit losses		(662)		(682)

Carrying amount	~~W~~	7,232,512	~~W~~	5,577,046

9.3 Details of loan types and customer types of loans to customers other than banks as of March 31, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	March 31, 2021
	Retail		Corporate		Credit card		Total
Loans in Korean won	~~W~~	176,644,270	~~W~~	143,383,497	~~W~~	—	~~W~~	320,027,767
Loans in foreign currencies		3,656,890		17,048,792		—		20,705,682
Domestic import usance bills		—		2,438,915		—		2,438,915
Off-shore funding loans		—		1,207,844		—		1,207,844
Call loans		—		1,480,408		—		1,480,408
Bills bought in Korean won		—		1,763		—		1,763
Bills bought in foreign currencies		—		2,231,606		—		2,231,606
Guarantee payments under acceptances and guarantees		9		4,228		—		4,237
Credit card receivables in Korean won		—		—		19,230,584		19,230,584
Credit card receivables in foreign currencies		—		—		62,171		62,171
Bonds purchased under repurchase agreements		—		3,672,771		—		3,672,771
Privately placed bonds		—		849,097		—		849,097
Factored receivables		120		—		—		120
Lease receivables		1,032,310		318,506		—		1,350,816
Loans for installment credit		5,996,192		50,816		—		6,047,008

		187,329,791		172,688,243		19,292,755		379,310,789

Proportion (%)		49.39		45.53		5.08		100.00
Less: Allowances for credit losses		(923,559)		(1,693,567)		(683,715)		(3,300,841)

	~~W~~	186,406,232	~~W~~	170,994,676	~~W~~	18,609,040	~~W~~	376,009,948

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

9.3 Details of loan types and customer types of loans to customers other than banks as of March 31, 2021 and December 31, 2020, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2020
	Retail		Corporate		Credit card		Total
Loans in Korean won	~~W~~	175,062,187	~~W~~	142,812,751	~~W~~	—	~~W~~	317,874,938
Loans in foreign currencies		3,092,630		16,159,722		—		19,252,352
Domestic import usance bills		—		2,152,059		—		2,152,059
Off-shore funding loans		—		1,203,737		—		1,203,737
Call loans		—		1,582,251		—		1,582,251
Bills bought in Korean won		—		1,620		—		1,620
Bills bought in foreign currencies		—		1,739,262		—		1,739,262
Guarantee payments under acceptances and guarantees		10		8,011		—		8,021
Credit card receivables in Korean won		—		—		18,734,560		18,734,560
Credit card receivables in foreign currencies		—		—		63,071		63,071
Bonds purchased under repurchase agreements		—		3,175,080		—		3,175,080
Privately placed bonds		—		1,154,162		—		1,154,162
Factored receivables		104		3		—		107
Lease receivables		1,105,001		335,582		—		1,440,583
Loans for installment credit		6,440,521		50,295		—		6,490,816

		185,700,453		170,374,535		18,797,631		374,872,619

Proportion (%)		49.54		45.45		5.01		100.00
Less: Allowances for credit losses		(910,088)		(1,671,098)		(701,495)		(3,282,681)

	~~W~~	184,790,365	~~W~~	168,703,437	~~W~~	18,096,136	~~W~~	371,589,938

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

10. Allowances for Credit Losses

10.1 Changes in allowances for credit losses of loans measured at amortized cost for the three-month periods ended March 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021
	Retail						Corporate						Credit card
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Non- impaired		Impaired				Non- impaired		Impaired				Non- impaired		Impaired
Beginning	~~W~~	403,805	~~W~~	240,578	~~W~~	265,705	~~W~~	368,782	~~W~~	410,937	~~W~~	892,061	~~W~~	205,157	~~W~~	234,219	~~W~~	262,119
Transfer between stages
Transfer to 12-month expected credit losses		48,175		(43,167)		(5,008)		38,169		(22,160)		(16,009)		28,886		(28,187)		(699)
Transfer to lifetime expected credit losses		(28,694)		39,436		(10,742)		(20,202)		32,818		(12,616)		(19,067)		19,968		(901)
Impairment		(1,986)		(41,857)		43,843		(665)		(20,813)		21,478		(553)		(47,416)		47,969
Write-offs		—		13		(107,241)		—		—		(43,233)		—		—		(110,398)
Sales		(143)		(4)		(19)		158		—		—		—		—		—
Provision (reversal) for credit losses [1,2]		(15,241)		40,826		75,535		798		(7,344)		60,214		(8,595)		35,040		69,291
Business combination		8,315		2,223		7,194		—		—		1,653		—		—		—
Others (exchange differences, etc.)		1,433		290		290		479		2,152		7,572		1		—		(3,119)

Ending [3]	~~W~~	415,664	~~W~~	238,338	~~W~~	269,557	~~W~~	387,519	~~W~~	395,590	~~W~~	911,120	~~W~~	205,829	~~W~~	213,624	~~W~~	264,262

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

10.1 Changes in allowances for credit losses of loans measured at amortized cost for the three-month periods ended March 31, 2021 and 2020, are as follows: (cont’d)

(In millions of Korean won)	2020
	Retail						Corporate						Credit card
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Non- impaired		Impaired				Non- impaired		Impaired				Non- impaired		Impaired
Beginning	~~W~~	278,380	~~W~~	224,905	~~W~~	208,036	~~W~~	215,069	~~W~~	290,309	~~W~~	451,608	~~W~~	209,651	~~W~~	266,183	~~W~~	263,876
Transfer between stages
Transfer to 12-month expected credit losses		41,858		(41,290)		(568)		22,585		(22,351)		(234)		35,516		(35,189)		(327)
Transfer to lifetime expected credit losses		(28,771)		40,648		(11,877)		(11,902)		14,389		(2,487)		(24,284)		25,233		(949)
Impairment		(957)		(38,619)		39,576		(312)		(13,245)		13,557		(716)		(56,642)		57,358
Write-offs		—		—		(111,739)		—		—		(40,316)		—		—		(122,145)
Sales		(222)		(14)		(9)		—		—		—		—		—		—
Provision (reversal) for credit losses [1,2]		2,265		46,178		91,454		(5,684)		(1,905)		32,459		(8,751)		54,566		85,502
Others (exchange differences, etc.)		77		58		(482)		3,645		2,279		2,532		—		—		(3,057)

Ending	~~W~~	292,630	~~W~~	231,866	~~W~~	214,391	~~W~~	223,401	~~W~~	269,476	~~W~~	457,119	~~W~~	211,416	~~W~~	254,151	~~W~~	280,258

[1]

Provision for credit losses in the consolidated statements of comprehensive income also include provision (reversal) for credit losses of due from financial institutions (Note 7.3), and provision (reversal) for credit losses of financial investments (Note 11.5), provision (reversal) for credit losses of unused commitments and guarantees (Note 18.2), provision (reversal) for credit losses of financial guarantees contracts (Note 18.3), and provision (reversal) for credit losses of other financial assets.

[2]	Includes ~~W~~ 99,840 million and ~~W~~ 81,755 million of collections from written-off loans for the three-month periods ended March 31, 2021 and 2020, respectively.
[3]

Includes additional provision of ~~W~~ 44,547 million for industries and borrowers which are highly affected by COVID-19, ~~W~~ 23,475 million due to expanding the scope of the loans subject to lifetime expected credit losses (non-impaired) as of March 31, 2021.

The Group manages the written-off loans that their legal extinctive prescriptions have not been completed, and that have not been collected; the balances of those loans are ~~W~~ 10,500,761 million and ~~W~~ 10,566,603 million as of March 31, 2021 and December 31, 2020, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

10.2 Changes in gross carrying amount of loans for the three-month periods ended March 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	348,518,780	~~W~~	28,504,202	~~W~~	3,427,365
Transfer between stages
Transfer to 12-month expected credit losses		7,427,190		(7,317,415)		(109,775)
Transfer to lifetime expected credit losses (non-impaired)		(10,410,237)		10,529,423		(119,186)
Transfer to lifetime expected credit losses (impaired)		(151,476)		(609,970)		761,446
Write-offs		—		12		(259,803)
Sales		(1,663,061)		(3,947)		(382)
Business combination		117,704		3,924		11,171
Net increase (decrease) (execution, repayment and others)		9,918,882		(1,898,114)		(132,770)

Ending	~~W~~	353,757,782	~~W~~	29,208,115	~~W~~	3,578,066

(In millions of Korean won)	2020
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	316,377,009	~~W~~	23,814,108	~~W~~	1,900,958
Transfer between stages
Transfer to 12-month expected credit losses		6,420,508		(6,398,935)		(21,573)
Transfer to lifetime expected credit losses (non-impaired)		(8,122,881)		8,241,173		(118,292)
Transfer to lifetime expected credit losses (impaired)		(118,568)		(564,365)		682,933
Write-offs		—		—		(274,200)
Sales		(3,813,081)		(12,475)		198
Net increase (decrease) (execution, repayment and others)		17,565,162		(1,525,458)		(194,940)

Ending	~~W~~	328,308,149	~~W~~	23,554,048	~~W~~	1,975,084

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

11. Financial Assets at Fair Value through Profit or Loss and Financial Investments

11.1 Details of financial assets at fair value through profit or loss and financial investments as of March 31, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	March 31, 2021		December 31, 2020
Financial assets at fair value through profit or loss
Debt securities:
Government and public bonds	~~W~~	8,467,656	~~W~~	9,315,317
Financial bonds		17,764,574		17,897,348
Corporate bonds		4,113,505		3,997,753
Asset-backed securities		275,444		236,130
Beneficiary certificates		14,359,374		14,200,802
Derivatives linked securities		1,658,943		2,218,502
Other debt securities		10,919,322		10,549,248
Equity securities:
Stocks		1,543,224		1,632,619
Other equity securities		513,482		459,694
Loans:
Privately placed bonds		253,571		212,021
Other loans		65,333		125,962
Due from financial institutions:
Other due from financial institutions		123,124		100,094
Others		98,387		89,965

	~~W~~	60,155,939	~~W~~	61,035,455

Financial Investments
Financial assets at fair value through other comprehensive income
Debt securities:
Government and public bonds	~~W~~	17,242,475	~~W~~	14,735,340
Financial bonds		19,491,830		23,194,387
Corporate bonds		18,113,174		18,721,327
Asset-backed securities		1,444,672		1,795,840
Other debt securities		—		9,995
Equity securities:
Stocks		2,452,786		2,852,158
Equity investments		27,796		37,602
Other equity securities		184,361		185,139
Loans:
Privately placed bonds		327,243		265,426
Other loans		23,408		27,983

		59,307,745		61,825,197

Financial assets at amortized cost
Debt securities:
Government and public bonds		18,352,700		17,193,289
Financial bonds		4,109,651		5,678,949
Corporate bonds		8,327,798		8,181,961
Asset-backed securities		5,804,329		5,788,587
Other debt securities		30,566		30,392
Less: Allowances for credit losses		(3,039)		(2,949)

		36,622,005		36,870,229

	~~W~~	95,929,750	~~W~~	98,695,426

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

11.2 Dividend income from equity securities designated at fair value through other comprehensive income for the three-month periods ended March 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021				2020
	From the financial assets derecognized		From the remaining financial assets		From the financial assets derecognized		From the remaining financial assets
Equity securities measured at fair value through other comprehensive income
Stocks
Listed	~~W~~	7,106	~~W~~	—	~~W~~	—	~~W~~	13,317
Unlisted		—		19,100		—		20,060
Equity investments		—		—		—		261
Other equity securities		—		1,692		—		968

	~~W~~	7,106	~~W~~	20,792	~~W~~	—	~~W~~	34,606

11.3 Derecognized equity securities measured at fair value through other comprehensive income for the three-month periods ended March 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021				2020
	Disposal price		Accumulated other comprehensive income as of disposal date		Disposal price		Accumulated other comprehensive income as of disposal date
Equity securities measured at fair value through other comprehensive income
Stocks
Listed	~~W~~	485,057	~~W~~	(256,122)	~~W~~	—	~~W~~	—
Unlisted		6,900		6,282		—		—
Equity investments		—		—		—		—

	~~W~~	491,957	~~W~~	(249,840)	~~W~~	—	~~W~~	—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

11.4 Provision (reversal) for credit losses of financial investments for the three-month periods ended March 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021
	Provision		Reversal		Total
Securities measured at fair value through other comprehensive income	~~W~~	1,119	~~W~~	(152)	~~W~~	967
Loans measured at fair value through other comprehensive income		—		(8)		(8)
Securities measured at amortized cost		395		(312)		83

	~~W~~	1,514	~~W~~	(472)	~~W~~	1,042

(In millions of Korean won)	2020
	Provision		Reversal		Total
Securities measured at fair value through other comprehensive income	~~W~~	1,068	~~W~~	(84)	~~W~~	984
Loans measured at fair value through other comprehensive income		64		(224)		(160)
Securities measured at amortized cost		545		(229)		316

	~~W~~	1,677	~~W~~	(537)	~~W~~	1,140

11.5 Changes in allowances for credit losses of financial investments for the three-month periods ended March 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	9,908	~~W~~	39	~~W~~	73
Transfer between stages
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Sales		(554)		(2)		—
Provision for credit losses		1,040		2		—
Others		34		2		—

Ending	~~W~~	10,428	~~W~~	41	~~W~~	73

(In millions of Korean won)	2020
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	5,370	~~W~~	—	~~W~~	—
Transfer between stages
Transfer to 12-month expected credit losses		(5)		5		—
Transfer to lifetime expected credit losses		—		—		—
Sales		(298)		—		—
Provision for credit losses		1,113		27		—
Others		61		(1)		73

Ending	~~W~~	6,241	~~W~~	31	~~W~~	73

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

12. Investments in Associates and Joint Ventures

Investments in associates and joint ventures as of March 31, 2021 and December 31, 2020, are as follows:

(in millions of Korean won)	March 31, 2021
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location

KB Pre IPO Secondary Venture Fund No.1 [1]	15.19	~~W~~	551	~~W~~	1,272	~~W~~	1,272	Investment finance	Korea
KB-KDBC Pre-IPO New Technology Business Investment Fund [2]	66.66		13,601		16,431		16,431	Investment finance	Korea
KB Star Office Private Real Estate Investment Trust No.1	21.05		20,000		23,165		23,165	Investment finance	Korea
Balhae Infrastructure Company [1]	12.61		106,386		102,760		102,760	Investment finance	Korea
Aju Good Technology Venture Fund	38.46		17,113		22,497		22,497	Investment finance	Korea
SY Auto Capital Co., Ltd.	49.00		9,800		18,806		16,462	Installment loan	Korea
Incheon Bridge Co., Ltd. [1]	14.99		9,158		(18,026)		—	Operation of highways and related facilities	Korea
Big Dipper Co., Ltd.	25.14		440		—		—	Research, consulting and big data	Korea
Paycoms Co., Ltd. [3]	11.70		800		91		250	System software publishing	Korea
Food Factory Co., Ltd. [4]	22.22		1,000		577		1,263	Farm product distribution industry	Korea
KBSP Private Equity Fund No.4 [1]	14.95		6,100		5,920		5,920	Investment finance	Korea
Korea Credit Bureau Co., Ltd. [1]	9.00		4,500		6,804		6,804	Credit information	Korea
KoFC POSCO HANWHA KB Shared Growth Private Equity Fund No.2	25.00		7,939		8,352		8,352	Investment finance	Korea
Keystone-Hyundai Securities No.1 Private Equity Fund [1]	2.81		1,051		546		546	Investment finance	Korea
KB Social Impact Investment Fund	30.00		4,500		4,352		4,352	Investment finance	Korea
KB-Solidus Global Healthcare Fund	43.33		48,677		44,229		44,926	Investment finance	Korea
POSCO-KB Shipbuilding Fund	31.25		6,625		9,108		9,108	Investment finance	Korea
KB-TS Technology Venture Private Equity Fund [2]	56.00		15,680		19,304		19,304	Investment finance	Korea
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund [2]	42.55		26,050		26,791		26,041	Investment finance	Korea
KB-SJ Tourism Venture Fund [1]	18.52		4,500		4,124		4,124	Investment finance	Korea
UNION Media Commerce Fund	28.99		1,000		960		960	Investment	Korea

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

12. Investments in Associates and Joint Ventures (cont’d)

(in millions of Korean won)	March 31, 2021
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location

KB-Stonebridge Secondary Private Equity Fund [1]	14.56	~~W~~	14,308	~~W~~	22,720	~~W~~	22,720	Investment finance	Korea
KB SPROTT Renewable Private Equity Fund No.1	37.69		5,795		4,958		4,958	Investment finance	Korea
KB-UTC Inno-Tech Venture Fund	44.29		22,501		21,967		21,967	Investment finance	Korea
WJ Private Equity Fund No.1	26.95		10,000		9,666		9,666	Investment finance	Korea
All Together Korea Fund No.2 [5]	99.99		10,000		10,032		10,032	Asset management	Korea
KB-NAU Special Situation Corporate Restructuring Private Equity Fund [1]	12.00		10,584		10,399		10,399	Asset management	Korea
JR GLOBAL REIT	22.55		186,729		188,257		188,257	Real estate management	Korea
Project Vanilla Co., Ltd.	49.00		2,450		1,926		1,926	System software publishing	Korea
December & Company Inc. [1]	16.78		25,330		24,359		24,359	System software publishing	Korea
2020 KB Fintech Renaissance Fund [1]	5.05		550		545		545	Investment finance	Korea
KB Material and Parts No.1 PEF [1]	14.47		3,400		3,351		3,351	Investment finance	Korea
FineKB Private Equity Fund No.1	25.00		—		(81)		—	Investment finance	Korea
KB Bio Private Equity No.3 Ltd. [1]	12.20		10,000		9,987		9,987	Investment finance	Korea
K The 15th REIT Co., Ltd.	40.57		8,600		8,600		8,600	Investment finance	Korea
Others			2,475		31		763

		~~W~~	618,193	~~W~~	614,780	~~W~~	632,067

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

12. Investments in Associates and Joint Ventures (cont’d)

(in millions of Korean won)	December 31, 2020
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location

KB Pre IPO Secondary Venture Fund No.1 [1]	15.19	~~W~~	551	~~W~~	1,279	~~W~~	1,279	Investment finance	Korea
KB GwS Private Securities Investment Trust	26.74		113,880		142,799		141,359	Investment finance	Korea
KB-KDBC Pre-IPO New Technology Business Investment Fund [2]	66.66		13,601		16,042		16,042	Investment finance	Korea
KB Star Office Private Real Estate Investment Trust No.1	21.05		20,000		20,413		20,066	Investment finance	Korea
Balhae Infrastructure Company [1]	12.61		106,107		106,624		106,624	Investment finance	Korea
Aju Good Technology Venture Fund	38.46		17,113		21,351		21,348	Investment finance	Korea
SY Auto Capital Co., Ltd.	49.00		9,800		18,713		16,144	Installment loan	Korea
Incheon Bridge Co., Ltd. [1]	14.99		9,158		(18,100)		—	Operation of highways and related facilities	Korea
Big Dipper Co., Ltd.	25.14		440		(5)		—	Research, consulting and big data	Korea
Paycoms Co., Ltd. [3]	11.70		800		72		198	System software publishing	Korea
Food Factory Co., Ltd. [4]	22.22		1,000		632		1,281	Farm product distribution industry	Korea
KBSP Private Equity Fund No.4 [1]	14.95		6,100		5,950		5,950	Investment finance	Korea
KB Private Equity Fund No.3 [1]	15.69		—		94		94	Investment finance	Korea
Korea Credit Bureau Co., Ltd. [1]	9.00		4,500		7,153		7,153	Credit information	Korea
KoFC POSCO HANWHA KB Shared Growth Private Equity Fund No.2	25.00		9,739		9,845		9,845	Investment finance	Korea
Keystone-Hyundai Securities No.1 Private Equity Fund [1]	4.49		1,908		1,556		1,556	Investment finance	Korea
KB Social Impact Investment Fund	30.00		3,000		2,874		2,874	Investment finance	Korea
KB-Solidus Global Healthcare Fund	43.33		48,677		45,516		46,213	Investment finance	Korea
POSCO-KB Shipbuilding Fund	31.25		10,375		12,895		12,895	Investment finance	Korea
KB-TS Technology Venture Private Equity Fund [2]	56.00		16,576		17,630		17,630	Investment finance	Korea
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund [2]	42.55		26,050		27,513		26,763	Investment finance	Korea
KB-SJ Tourism Venture Fund [1]	18.52		4,500		4,133		4,133	Investment finance	Korea

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

12. Investments in Associates and Joint Ventures (cont’d)

(in millions of Korean won)	December 31, 2020

	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location

UNION Media Commerce Fund	28.99	~~W~~	1,000	~~W~~	960	~~W~~	960	Investment	Korea
KB-Stonebridge Secondary Private Equity Fund [1]	14.56		14,308		16,636		16,636	Investment finance	Korea
KB SPROTT Renewable Private Equity Fund No.1	37.69		5,795		5,049		5,049	Investment finance	Korea
KB-UTC Inno-Tech Venture Fund	44.29		17,416		16,999		16,999	Investment finance	Korea
WJ Private Equity Fund No.1	26.95		10,000		9,711		9,711	Investment finance	Korea
All Together Korea Fund No.2 [5]	99.99		10,000		10,023		10,023	Asset management	Korea
KB-NAU Special Situation Corporate Restructuring Private Equity Fund [1]	12.00		5,700		5,611		5,611	Asset management	Korea
JR GLOBAL REIT	26.07		215,854		215,854		215,854	Real estate management	Korea
Project Vanilla Co., Ltd.	49.00		2,450		2,151		2,151	System software publishing	Korea
December & Company Inc. [1]	17.63		24,849		24,402		24,402	System software publishing	Korea
2020 KB Fintech Renaissance Fund [1]	5.05		550		547		547	Investment finance	Korea
KB Material and Parts No.1 PEF [1]	14.47		3,400		3,371		3,371	Investment finance	Korea
FineKB Private Equity Fund No.1	25.00		—		—		—	Investment finance	Korea
Others			2,475		1,004		674

		~~W~~	737,672	~~W~~	757,297	~~W~~	771,435

[1]

As of March 31, 2021 and December 31, 2020, the Group can exercise significant influence on the decision-making processes of the associate’s financial and business policies through participation in governing bodies.

[2]

In order to direct relevant activities, it is necessary to obtain the consent of the two co-operative members; the Group has applied the equity method as the Group cannot control the investee by itself.

[3]	The ownership of Paycoms Co., Ltd. would be 22.96% and 22.96% as of March 31, 2021 and December 31, 2020, respectively, considering the potential voting rights from convertible bond.
[4]	The ownership of Food Factory Co., Ltd. would be 30.00% and 30.00% as of March 31, 2021 and December 31, 2020, respectively, considering the potential voting rights from convertible bond.
[5]	As of March 31, 2021 and December 31, 2020, the Group participates in the Investment Management Committee but cannot exercise control.

In accordance with Korean IFRS No.1028 Investments in Associates and Joint Ventures, the Group has applied exemption of equity method for 31 companies including Banksalad Co., Ltd., and recognized them as financial assets at fair value through profit or loss.

Although the Group holds more than 20% of ownership, the entities that the Group has a limited influence on due to the trust agreement on related activities, bankruptcy and rehabilitation procedures have been excluded from the investment in associates by limited influence.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

13. Deferred Income Tax Assets and Liabilities

Details of deferred income tax assets and liabilities as of March 31, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	March 31, 2021
	Assets		Liabilities		Net amount
Other provisions	~~W~~	161,182	~~W~~	—	~~W~~	161,182
Allowances for credit losses		37,166		(3,158)		34,008
Impairment losses of property and equipment		6,642		(1,877)		4,765
Share-based payments		17,581		—		17,581
Provisions for acceptances and guarantees		24,607		—		24,607
Gains or losses on valuation of derivatives		12,928		(207,769)		(194,841)
Present value discount		13,626		(2,783)		10,843
Gains or losses on fair value hedge		—		(5,448)		(5,448)
Accrued interest		—		(116,196)		(116,196)
Deferred loan origination fees and costs		7,764		(225,332)		(217,568)
Advanced depreciation provision		—		(1,703)		(1,703)
Gains or losses on revaluation		338		(319,676)		(319,338)
Investments in subsidiaries and others		32,591		(104,253)		(71,662)
Gains or losses on valuation of security investment		76,635		(1,007,040)		(930,405)
Defined benefit liabilities		585,466		—		585,466
Accrued expenses		180,496		—		180,496
Retirement insurance expense		—		(512,321)		(512,321)
Adjustments to the prepaid contributions		—		(29,052)		(29,052)
Derivative-linked securities		46,727		(17,013)		29,714
Others		999,344		(783,170)		216,174

		2,203,093		(3,336,791)		(1,133,698)

Offsetting of deferred income tax assets and liabilities		(2,122,715)		2,122,715		—

	~~W~~	80,378	~~W~~	(1,214,076)	~~W~~	(1,133,698)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

13. Deferred Income Tax Assets and Liabilities (cont’d)

(In millions of Korean won)	December 31, 2020
	Assets		Liabilities		Net amount
Other provisions	~~W~~	149,259	~~W~~	—	~~W~~	149,259
Allowances for credit losses		26,496		(3,356)		23,140
Impairment losses of property and equipment		3,992		(1,889)		2,103
Share-based payments		17,718		—		17,718
Provisions for acceptances and guarantees		17,046		—		17,046
Gains or losses on valuation of derivatives		20,645		(223,482)		(202,837)
Present value discount		17,058		(3,041)		14,017
Gains or losses on fair value hedge		21,060		—		21,060
Accrued interest		—		(125,835)		(125,835)
Deferred loan origination fees and costs		7,224		(226,821)		(219,597)
Advanced depreciation provision		—		(1,703)		(1,703)
Gains or losses on revaluation		338		(319,698)		(319,360)
Investments in subsidiaries and others		38,164		(111,589)		(73,425)
Gains or losses on valuation of security investment		73,857		(1,232,689)		(1,158,832)
Defined benefit liabilities		606,146		—		606,146
Accrued expenses		334,900		—		334,900
Retirement insurance expense		—		(541,317)		(541,317)
Adjustments to the prepaid contributions		—		(28,261)		(28,261)
Derivative-linked securities		78,202		(30,881)		47,321
Others		1,081,691		(740,462)		341,229

		2,493,796		(3,591,024)		(1,097,228)

Offsetting of deferred income tax assets and liabilities		(2,428,738)		2,428,738		—

	~~W~~	65,058	~~W~~	(1,162,286)	~~W~~	(1,097,228)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

14. Financial Liabilities at Fair Value through Profit or Loss

14.1 Details of financial liabilities at fair value through profit or loss, and financial liabilities designated at fair value through profit or loss as of March 31, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	March 31, 2021		December 31, 2020
Financial liabilities at fair value through profit or loss
Borrowed securities sold	~~W~~	4,232,675	~~W~~	1,934,735
Other		99,416		91,216

		4,332,091		2,025,951

Financial liabilities designated at fair value through profit or loss
Derivative-linked securities		8,417,988		9,784,107

		8,417,988		9,784,107

	~~W~~	12,750,079	~~W~~	11,810,058

14.2 Difference between the carrying amount and contractual cash flow amount of financial liabilities designated at fair value through profit or loss as of March 31, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	March 31, 2021		December 31, 2020
Contractual cash flow amount	~~W~~	8,227,745	~~W~~	9,583,186
Carrying amount		8,417,988		9,784,107

Difference	~~W~~	(190,243)	~~W~~	(200,921)

15. Deposits

Details of deposits as of March 31, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	March 31, 2021		December 31, 2020
Demand deposits
Demand deposits in Korean won	~~W~~	166,116,871	~~W~~	162,155,728
Demand deposits in foreign currencies		13,155,243		14,473,832

		179,272,114		176,629,560

Time deposits
Time deposits in Korean won		144,687,482		149,435,968

		144,687,482		149,435,968

Time deposits in foreign currencies		12,589,991		10,043,679
Fair value adjustments on fair value hedged time deposits in foreign currencies		(458)		2,089

		12,589,533		10,045,768

		157,277,015		159,481,736

Certificates of deposits		2,721,624		2,468,924

	~~W~~	339,270,753	~~W~~	338,580,220

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

16. Borrowings

16.1 Details of borrowings as of March 31, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	March 31, 2021		December 31, 2020
General borrowings	~~W~~	35,196,873	~~W~~	32,312,859
Bonds sold under repurchase agreements and others		14,491,544		16,334,365
Call money		756,126		1,179,932

	~~W~~	50,444,543	~~W~~	49,827,156

16.2 Details of general borrowings as of March 31, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)		Lenders	Annual interest rate (%)	March 31, 2021	December 31, 2020
Borrowings in Korean won	Borrowings from the Bank of Korea	The Bank of Korea	0.25	~~W~~6,821,229	~~W~~6,463,267
	Borrowings from the government	SEMAS and others	0.00 ~ 2.70	2,640,994	2,675,568
	Borrowings from banks	Shinhan Bank and others	0.88 ~ 3.35	180,277	137,952
	Borrowings from non-banking financial institutions	Korea Securities Finance Corporation and others	0.20 ~ 4.74	2,053,894	2,203,702
	Other borrowings	The Korea Development Bank and others	0.00 ~ 5.20	10,987,268	9,717,382

				22,683,662	21,197,871

Borrowings in foreign currencies	Due to banks	Commonwealth Bank of Australia and others	—	1,736	292
	Borrowings from banks	Central Bank of Uzbekistan and others	0.00 ~ 8.84	10,802,441	9,839,110
	Borrowings from other financial institutions	The Export-Import Bank of Korea and others	0.70 ~ 1.47	23,078	23,827
	Other borrowings	Bank of New York Mellon and others	0.00 ~ 2.80	1,685,956	1,251,759

				12,513,211	11,114,988

				~~W~~35,196,873	~~W~~32,312,859

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

17. Debentures

Details of debentures as of March 31, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	Annual interest rate (%)	March 31, 2021		December 31, 2020
Debentures in Korean won
Structured debentures	5.65 ~ 5.86	~~W~~	1,030	~~W~~	1,960
Exchangeable bonds *	0.00		240,000		240,000
Subordinated fixed rate debentures	2.02 ~ 4.35		5,334,287		4,834,407
Fixed rate debentures	0.00 ~ 3.50		46,184,836		47,229,619
Floating rate debentures	0.63 ~ 1.90		3,040,000		3,190,000

			54,800,153		55,495,986
Fair value adjustments of fair value hedged debentures in Korean won			(60,952)		(6,839)
Less: Discount on debentures in Korean won			(32,774)		(32,028)
Less: Adjustment for exchangeable rights in Korean won			(14,159)		(14,957)

			54,692,268		55,442,162

Debentures in foreign currencies
Floating rate debentures	0.48 ~ 1.48		2,382,995		2,232,938
Fixed rate debentures	0.05 ~ 13.50		5,129,091		5,030,580

			7,512,086		7,263,518
Fair value adjustments of fair value hedged debentures in foreign currencies			41,631		81,333
Less: Discount on debentures in foreign currencies			(25,012)		(26,326)

			7,528,705		7,318,525

		~~W~~	62,220,973	~~W~~	62,760,687

*

Fair value of the liability component of exchangeable bonds is calculated by using market interest rates of bonds under the same conditions without the exchangeable rights. The residual amount after deducting the liability component from the issuance amount, represents the value of the exchangeable rights and is recorded in equity. Shares to be exchanged are 5 million treasury shares of KB Financial Group Inc. with the exchange price of ~~W~~ 48,000. Exercise period for exchangeable rights is from the 60th day from the issuance date to 10 days before the maturity date.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

18. Provisions

18.1 Details of provisions as of March 31, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	March 31, 2021		December 31, 2020
Provisions for credit losses of unused loan commitments	~~W~~	288,413	~~W~~	298,753
Provisions for credit losses of acceptances and guarantees		89,525		62,254
Provisions for credit losses of financial guarantee contracts		6,870		6,348
Provisions for restoration costs		151,555		151,696
Others		170,921		195,852

	~~W~~	707,284	~~W~~	714,903

18.2 Changes in provisions for credit losses of unused loan commitments, acceptances and guarantees for the three-month periods ended March 31, 2021 and 2020, are as follows:

(In millions of Korean won)

	2021
	Provisions for credit losses of unused loan commitments						Provisions for credit losses of acceptances and guarantees
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Non- impaired		Impaired				Non- impaired		Impaired
Beginning	~~W~~	162,721	~~W~~	127,463	~~W~~	8,569	~~W~~	33,088	~~W~~	14,838	~~W~~	14,328
Transfer between stages
Transfer to 12-month expected credit losses		12,590		(11,776)		(814)		17		(17)		—
Transfer to lifetime expected credit losses		(4,566)		4,677		(111)		(122)		122		—
Impairment		(71)		(410)		481		—		(46)		46
Provision (reversal) for credit losses		(11,119)		(3,106)		1,630		6,506		15,964		3,715
Business combination		825		—		—		—		—		—
Others (exchange differences, etc.)		537		893		—		721		261		104

Ending *	~~W~~	160,917	~~W~~	117,741	~~W~~	9,755	~~W~~	40,210	~~W~~	31,122	~~W~~	18,193

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

18.2 Changes in provisions for credit losses of unused loan commitments, acceptances and guarantees for the three-month periods ended March 31, 2021 and 2020, are as follows: (cont’d)

(In millions of Korean won)

	2020
	Provisions for credit losses of unused loan commitments						Provisions for credit losses of acceptances and guarantees
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Non- impaired		Impaired				Non- impaired		Impaired
Beginning	~~W~~	127,297	~~W~~	71,464	~~W~~	9,387	~~W~~	24,961	~~W~~	36,012	~~W~~	16,786
Transfer between stages
Transfer to 12-month expected credit losses		13,090		(12,631)		(459)		17		(17)		—
Transfer to lifetime expected credit losses		(3,982)		4,177		(195)		(69)		69		—
Impairment		(78)		(742)		820		—		(446)		446
Provision (reversal) for credit losses		(8,044)		7,077		1,444		(547)		(1,872)		1,910
Others (exchange differences, etc.)		574		587		(1)		876		1,383		485

Ending	~~W~~	128,857	~~W~~	69,932	~~W~~	10,996	~~W~~	25,238	~~W~~	35,129	~~W~~	19,627

*

Includes additional provision of ~~W~~ 15,654 million for industries and borrowers which are highly affected by COVID-19, and ~~W~~ 25,023 million due to expanding the scope of the loans subject to lifetime expected credit losses (non-impaired) as of March 31, 2021.

18.3 Changes in provisions for credit losses of financial guarantee contracts for the three-month periods ended March 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021		2020
Beginning	~~W~~	6,348	~~W~~	6,063
Provision		522		239
Others		—		—

Ending	~~W~~	6,870	~~W~~	6,302

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

18.4 Changes in provisions for restoration costs for the three-month periods ended March 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021		2020
Beginning	~~W~~	151,696	~~W~~	120,340
Provision		3,622		8,109
Reversal		(406)		(2,768)
Used		(3,761)		(2,135)
Unwinding of discount		404		786

Ending	~~W~~	151,555	~~W~~	124,332

Provisions for restoration costs are the present value of estimated costs to be incurred for the restoration of the leased properties. The expenditure of the restoration cost will be incurred at the end of each lease contract, and the lease period is used to reasonably estimate the time of expenditure. Also, the average restoration expense based on actual three-year historical data and three-year historical average inflation rate were used to estimate the present value of estimated costs.

18.5 Changes in other provisions for the three-month periods ended March 31, 2021 and 2020, are as follows:

(In millions of Korean won)

	2021
	Membership rewards program		Dormant accounts		Litigations		Others		Total
Beginning	~~W~~	19,501	~~W~~	3,007	~~W~~	40,517	~~W~~	132,827	~~W~~	195,852
Increase		20,513		1,049		1,475		6,991		30,028
Decrease		(19,905)		(1,024)		(1,218)		(32,841)		(54,988)
Others		—		—		27		2		29

Ending	~~W~~	20,109	~~W~~	3,032	~~W~~	40,801	~~W~~	106,979	~~W~~	170,921

(In millions of Korean won)

	2020
	Membership rewards program		Dormant accounts		Litigations		Others		Total
Beginning	~~W~~	14,669	~~W~~	3,579	~~W~~	28,690	~~W~~	68,681	~~W~~	115,619
Increase		18,284		657		595		7,318		26,854
Decrease		(16,020)		(823)		(3,563)		(19,150)		(39,556)

Ending	~~W~~	16,933	~~W~~	3,413	~~W~~	25,722	~~W~~	56,849	~~W~~	102,917

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

19. Net Defined Benefit Liabilities

19.1 Defined Benefit Plan

The Group operates defined benefit plans which have the following characteristics:

•	The Group has the obligation to pay the agreed benefits to all its current and former employees.

•	The Group assumes actuarial risk (that benefits will cost more than expected) and investment risk.

The net defined benefit liability recognized in the consolidated statement of financial position is calculated by independent actuaries in accordance with actuarial valuation methods. The net defined benefit obligation is calculated using the Projected Unit Credit method (the ‘PUC’). Data used in the PUC such as interest rates, future salary increase rate, mortality rate and consumer price index are based on observable market data and historical data which are updated annually.

Actuarial assumptions may differ from actual results, due to changes in the market, economic trends and mortality trends which may impact defined benefit liabilities and future payments. Actuarial gains and losses arising from changes in actuarial assumptions are recognized in the period incurred through other comprehensive income.

19.2 Details of net defined benefit liabilities as of March 31, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	March 31, 2021		December 31, 2020
Present value of defined benefit obligation	~~W~~	2,482,609	~~W~~	2,548,334
Fair value of plan assets		(2,191,469)		(2,302,953)

Net defined benefit liabilities *	~~W~~	291,140	~~W~~	245,381

*

The net defined benefit liabilities of ~~W~~ 291,140 million is calculated by subtracting ~~W~~ 1,666 million net defined benefit assets from ~~W~~ 292,806 million net defined benefit liabilities as of March 31, 2021. The net defined benefit liabilities of ~~W~~ 245,381 million is calculated by subtracting ~~W~~ 2,845 million net defined benefit assets from ~~W~~ 248,226 million net defined benefit liabilities as of December 31, 2020.

19.3 Details of post-employment benefits recognized in profit or loss as employee compensation and benefits for the three-month periods ended March 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021		2020
Current service cost	~~W~~	60,252	~~W~~	57,371
Past service cost		540		—
Net interest expenses on net defined benefit liabilities		982		1,155
Gains on settlement		(2,807)		—

Post-employment benefits *	~~W~~	58,967	~~W~~	58,526

*

Includes post-employment benefits amounting to ~~W~~ 795 million recognized as other operating expense for the three-month period ended March 31, 2021, and post-employment benefits amounting to ~~W~~ 669 million recognized as other operating expense and ~~W~~ 32 million recognized as prepayment for the three-month period ended March 31, 2020.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

20. Equity

20.1 Share Capital

20.1.1 Details of share capital as of March 31, 2021 and December 31, 2020, are as follows:

(In millions of Korean won and in number of shares)	March 31, 2021		December 31, 2020
Type of share	Ordinary share		Ordinary share
Number of authorized shares		1,000,000,000		1,000,000,000
Par value per share (In Korean won)	~~W~~	5,000	~~W~~	5,000
Number of issued shares		415,807,920		415,807,920
Share capital	~~W~~	2,090,558	~~W~~	2,090,558

20.1.2 Changes in outstanding shares for the three-month periods ended March 31, 2021 and 2020, are as follows:

(In number of shares)	2021	2020
Beginning	389,634,335	389,634,335
Increase	—	—
Decrease	—	—

Ending	389,634,335	389,634,335

20.2 Hybrid Securities

Details of hybrid securities classified as equity as of March 31, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)

	Issuance date	Maturity	Interest rate (%)	March 31, 2021		December 31, 2020
The 1-1st Hybrid securities	May 2, 2019	Perpetual bond	3.23	~~W~~	349,309	~~W~~	349,309
The 1-2nd Hybrid securities	May 2, 2019	Perpetual bond	3.44		49,896		49,896
The 2-1st Hybrid securities	May 8, 2020	Perpetual bond	3.30		324,099		324,099
The 2-2nd Hybrid securities	May 8, 2020	Perpetual bond	3.43		74,812		74,812
The 3-1st Hybrid securities	Jul. 14, 2020	Perpetual bond	3.17		369,099		369,099
The 3-2nd Hybrid securities	Jul. 14, 2020	Perpetual bond	3.38		29,922		29,922
The 4-1st Hybrid securities	Oct. 20, 2020	Perpetual bond	3.00		433,996		433,996
The 4-2nd Hybrid securities	Oct. 20, 2020	Perpetual bond	3.28		64,855		64,855
The 5-1st Hybrid securities	Feb. 19, 2021	Perpetual bond	2.67		419,070		—
The 5-2nd Hybrid securities	Feb. 19, 2021	Perpetual bond	2.87		59,862		—
The 5-3rd Hybrid securities	Feb. 19, 2021	Perpetual bond	3.28		119,727		—

				~~W~~2,294,647		~~W~~1,695,988

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

20.2 Hybrid Securities (cont’d)

The above hybrid securities are early redeemable by the Group after 5 or 7 or 10 years from the issuance date. On the other hand, hybrid securities of ~~W~~ 574,580 million issued by Kookmin Bank are recognized as non-controlling interests and are early redeemable after 5 years from the issuance date and each interest payment date thereafter.

20.3 Capital Surplus

Details of capital surplus as of March 31, 2021 and December 31, 2020, are as follows

(In millions of Korean won)	March 31, 2021		December 31, 2020
Paid-in capital in excess of par value	~~W~~	13,190,274	~~W~~	13,190,274
Loss on sales of treasury shares		(481,332)		(481,332)
Other capital surplus		4,002,718		4,002,714
Consideration for exchangeable rights		11,933		11,933

	~~W~~	16,723,593	~~W~~	16,723,589

20.4 Accumulated Other Comprehensive Income

Details of accumulated other comprehensive income as of March 31, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	March 31, 2021		December 31, 2020
Remeasurements of net defined benefit liabilities	~~W~~	(304,016)	~~W~~	(300,324)
Exchange differences on translating foreign operations		(38,990)		(131,113)
Net gains on financial instruments at fair value through other comprehensive income		359,273		717,230
Share of other comprehensive loss of associates and joint ventures		(3,528)		(3,529)
Losses on cash flow hedging instruments		(20,158)		(28,597)
Gains (losses) on hedging instruments of net investments in foreign operations		(10,594)		22,277
Other comprehensive income (loss) arising from separate account		(10,444)		8,698
Fair value changes on financial liabilities designated at fair value due to own credit risk		(8,221)		(11,507)
Net gains on overlay approach adjustment		331,144		339,202

	~~W~~	294,466	~~W~~	612,337

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

20.5 Retained Earnings

20.5.1 Details of retained earnings as of March 31, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	March 31, 2021		December 31, 2020
Legal reserves *	~~W~~	695,347	~~W~~	557,405
Voluntary reserves		982,000		982,000
Unappropriated retained earnings		21,225,712		20,977,987

	~~W~~	22,903,059	~~W~~	22,517,392

*

With respect to the allocation of net profit earned in a fiscal term, the Parent Company must set aside in its legal reserve an amount equal to at least 10% of its profit after tax as reported in the financial statements, each time it pays dividends on its net profits earned until its legal reserve reaches at least the aggregate amount of its paid-in capital in accordance with Article 53 of the Financial Holding Company Act. This reserve is not available for the payment of cash dividends, but may be transferred to share capital, or used to reduce accumulated deficit.

20.5.2 Regulatory reserve for credit losses

Measurement and disclosure of regulatory reserve for credit losses are required in accordance with Articles 26 through 28 of Supervisory Regulations on Financial Holding Companies.

20.5.2.1 Details of regulatory reserve for credit losses as of March 31, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	March 31, 2021		December 31, 2020
Regulatory reserve for credit losses attributable to:
Shareholders of the Parent Company	~~W~~	3,699,535	~~W~~	3,587,439
Non-controlling interests		41,014		37,682

	~~W~~	3,740,549	~~W~~	3,625,121

20.5.2.2 Regulatory reserve for credit losses estimated to be appropriated and adjusted profit after provision of regulatory reserve for credit losses for the three-month periods ended March 31, 2021 and 2020, are as follows:

(In millions of Korean won, except for earnings per share)	2021		2020
Provision of regulatory reserve for credit losses	~~W~~	112,096	~~W~~	172,037
Adjusted profit after provision of regulatory reserve for credit losses [1,2]		1,144,357		554,161
Adjusted basic earnings per share after provision of regulatory reserve for credit losses [1]		2,937		1,422
Adjusted diluted earnings per share after provision of regulatory reserve for credit losses [1]		2,879		1,411

[1]

Adjusted profit after provision of regulatory reserve for credit losses is not based on Korean IFRS; this is calculated reflecting provision of the reserve for credit losses before tax to the net profit attributable to shareholders of the Parent Company.

[2]	After deducting dividends on hybrid securities.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

20.6 Treasury Shares

Changes in treasury shares for the three-month periods ended March 31, 2021 and 2020, are as follows:

(In millions of Korean won and in number of shares)

	2021
	Beginning		Acquisition		Disposal		Ending
Number of treasury shares *		26,173,585		—		—		26,173,585
Carrying amount	~~W~~	1,136,188	~~W~~	—	~~W~~	—	~~W~~	1,136,188

*	5,000,000 treasury shares are deposited at the Korea Securities Depository for issuing exchangeable bonds.

(In millions of Korean won and in number of shares)

	2020
	Beginning		Acquisition		Disposal		Ending
Number of treasury shares		26,173,585		—		—		26,173,585
Carrying amount	~~W~~	1,136,188	~~W~~	—	~~W~~	—	~~W~~	1,136,188

21. Net Interest Income

Details of interest income, expense and net interest income for the three-month periods ended March 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021		2020
Interest income
Due from financial institutions measured at fair value through profit or loss	~~W~~	61	~~W~~	237
Securities measured at fair value through profit or loss		141,559		177,061
Loans measured at fair value through profit or loss		2,079		2,704
Securities measured at fair value through other comprehensive income		198,153		184,161
Loans measured at fair value through other comprehensive income		893		2,723
Due from financial institutions measured at amortized cost		17,082		35,301
Securities measured at amortized cost		176,298		150,365
Loans measured at amortized cost		3,031,843		2,997,536
Others		56,969		69,888

		3,624,937		3,619,976

Interest expenses
Deposits		561,476		788,873
Borrowings		119,263		153,527
Debentures		283,316		300,354
Others		18,582		28,021

		982,637		1,270,775

Net interest income	~~W~~	2,642,300	~~W~~	2,349,201

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

22. Net Fee and Commission Income

Details of fee and commission income, expense and net fee and commission income for the three-month periods ended March 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021		2020

Fee and commission income
Banking activity fees	~~W~~	44,924	~~W~~	49,858
Lending activity fees		22,705		24,623
Credit card and debit card related fees		374,498		320,346
Agent activity fees		49,188		49,958
Trust and other fiduciary fees		124,689		99,628
Fund management related fees		42,786		36,895
Acceptances and guarantees fees		12,368		13,056
Foreign currency related fees		62,861		33,193
Securities agency fees		49,036		40,396
Other business account commission on consignment		12,943		12,243
Commissions received on securities business		251,352		144,821
Lease fees		209,448		135,693
Others		102,240		80,753

		1,359,038		1,041,463

Fee and commission expense
Trading activity related fees *		11,976		9,330
Lending activity fees		9,696		5,096
Credit card and debit card related fees		191,787		207,894
Outsourcing related fees		46,072		41,648
Foreign currency related fees		11,387		13,456
Others		120,941		93,907

		391,859		371,331

Net fee and commission income	~~W~~	967,179	~~W~~	670,132

*	Fees from financial instruments at fair value through profit or loss.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

23. Net Gains or Losses on Financial Instruments at Fair Value through Profit or Loss

23.1 Net Gains or Losses on Financial Instruments at Fair Value through Profit or Loss

Net gains or losses on financial instruments at fair value through profit or loss include dividend income and gains or losses arising from changes in fair values, sales and redemptions. Details of net gains or losses on financial instruments at fair value through profit or loss for the three-month periods ended March 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021		2020
Gains on financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss
Debt securities	~~W~~	482,212	~~W~~	665,192
Equity securities		197,950		119,745

		680,162		784,937

Derivatives held for trading
Interest rate		2,381,068		2,122,330
Currency		2,980,558		3,780,314
Stock or stock index		509,996		1,227,761
Credit		10,009		13,231
Commodity		8,207		7,065
Other		68,206		147,560

		5,958,044		7,298,261

Financial liabilities at fair value through profit or loss		64,769		150,531
Other financial instruments		42		390

		6,703,017		8,234,119

Losses on financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss
Debt securities		470,516		701,498
Equity securities		90,971		191,679

		561,487		893,177

Derivatives held for trading
Interest rate		2,303,245		2,223,919
Currency		2,909,237		3,649,702
Stock or stock index		477,752		2,172,317
Credit		5,057		13,099
Commodity		3,337		11,439
Other		102,934		251,555

		5,801,562		8,322,031

Financial liabilities at fair value through profit or loss		54,969		25,872
Other financial instruments		39		18

		6,418,057		9,241,098

Net gains (losses) on financial instruments at fair value through profit or loss	~~W~~	284,960	~~W~~	(1,006,979)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

23.2 Net Gains or Losses on Financial Instruments Designated at Fair Value through Profit or Loss

Net gains or losses on financial instruments designated at fair value through profit or loss include dividend income and gains or losses arising from changes in fair values, sales and redemptions. Details of net gains or losses on financial instruments designated at fair value through profit or loss for the three-month periods ended March 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021		2020
Gains on financial instruments designated at fair value through profit or loss
Financial liabilities designated at fair value through profit or loss	~~W~~	228,059	~~W~~	1,262,618

		228,059		1,262,618

Losses on financial instruments designated at fair value through profit or loss
Financial liabilities designated at fair value through profit or loss		288,059		394,151

		288,059		394,151

Net gains (losses) on financial instruments designated at fair value through profit or loss	~~W~~	(60,000)	~~W~~	868,467

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

24. Net Other Operating Income and Expenses

Details of other operating income and expenses for the three-month periods ended March 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021		2020
Other operating income
Gains related to financial instruments at fair value through other comprehensive income
Gains on redemption of financial instruments at fair value through other comprehensive income	~~W~~	2	~~W~~	110
Gains on disposal of financial instruments at fair value through other comprehensive income		51,454		136,464

		51,456		136,574

Gains related to financial assets at amortized cost
Gains on sale of loans measured at amortized cost		43,878		52,298
Gains on disposal of securities measured at amortized cost		—		229

		43,878		52,527

Gains on foreign exchange transactions		1,014,582		1,263,289
Dividend income		27,898		34,605
Others		275,948		357,403

		1,413,762		1,844,398

Other operating expenses
Losses related to financial instruments at fair value through other comprehensive income
Losses on redemption of financial instruments at fair value through other comprehensive income		17		3
Losses on disposal of financial instruments at fair value through other comprehensive income		15,874		3,479

		15,891		3,482

Losses related to financial assets at amortized cost
Losses on sale of loans measured at amortized cost		1,458		809
Losses on disposal of securities measured at amortized cost		3		—

		1,461		809

Losses on foreign exchanges transactions		951,335		1,251,738
Others		810,440		805,295

		1,779,127		2,061,324

Net other operating expenses	~~W~~	(365,365)	~~W~~	(216,926)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

25. General and Administrative Expenses

25.1 Details of general and administrative expenses for the three-month periods ended March 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021		2020
Employee benefits
Salaries and short-term employee benefits—salaries	~~W~~	736,133	~~W~~	609,002
Salaries and short-term employee benefits—others		274,705		201,339
Post-employment benefits—defined benefit plans		58,172		57,825
Post-employment benefits—defined contribution plans		8,039		7,928
Termination benefits		(1,448)		8,613
Share-based payments		38,338		(6,211)

		1,113,939		878,496

Depreciation and amortization		213,427		211,700

Other general and administrative expenses
Rental expense		29,639		29,190
Tax and dues		67,244		64,875
Communication		14,997		12,232
Electricity and utilities		9,053		7,786
Publication		3,416		3,212
Repairs and maintenance		11,293		5,279
Vehicle		3,718		2,422
Travel		3,061		3,553
Training		10,939		6,135
Service fees		55,681		52,876
Electronic data processing expenses		74,005		70,804
Advertising		32,359		40,458
Others		80,296		70,179

		395,701		369,001

	~~W~~	1,723,067	~~W~~	1,459,197

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

25.2 Share-based Payments

25.2.1 Stock grants

The Group changed the scheme of share-based payments from stock options to stock grants in November 2007. The stock grants award program is an incentive plan that sets, on grant date, the maximum number of shares that can be awarded. Actual shares to be granted is determined in accordance with achievement of pre-set performance targets over the vesting period.

25.2.1.1 Details of stock grants linked to long-term performance as of March 31, 2021, are as follows:

(In number of shares)	Grant date	Number of granted shares [1]	Vesting conditions [2]
KB Financial Group Inc.
Series 22	Apr. 01, 2019	3,278	Service fulfillment, market performance [3] 30% and non-market performance [4] 70%
Series 23	May 27, 2019	1,436	Service fulfillment, market performance [3] 30% and non-market performance [4] 70%
Series 25	Jan. 01, 2020	36,103	Service fulfillment, market performance [3] 0~30% and non-market performance [4] 70~100%
Series 27	Jun. 16, 2020	184	Service fulfillment, market performance [3] 30% and non-market performance [4] 70%
Series 28	Nov. 21, 2020	68,135	Service fulfillment, market performance [3] 35% and non-market performance [5] 65%
Series 29	Jan. 1, 2021	105,649	Service fulfillment, market performance [3] 0~30% and non-market performance [4] 70~100%
Deferred grant in 2015	—	5,303	Satisfied
Deferred grant in 2016	—	6,119	Satisfied
Deferred grant in 2017	—	2,249	Satisfied
Deferred grant in 2018	—	3,863	Satisfied
Deferred grant in 2019	—	17,526	Satisfied
Deferred grant in 2020	—	55,039	Satisfied

		304,884

Kookmin Bank
Series 76	Apr. 1, 2019	5,765	Service fulfillment, market performance [3] 30~50%, and non-market performance [4] 50~70%
Series 77	May. 27, 2019	4,396	Service fulfillment, market performance [3] 30~50%, and non-market performance [4] 50~70%
Series 78	Nov. 21, 2019	36,443	Service fulfillment, market performance [3] 30%, and non-market performance [6] 70%
Series 79	Jan. 1, 2020	223,517	Service fulfillment, market performance [3] 0~50%, and non-market performance [4] 50~100%
Series 80	Mar 1, 2020	7,943	Service fulfillment, market performance [3] 30~50%, and non-market performance [4] 50~70%
Series 81	Jan. 1, 2021	247,493	Service fulfillment, market performance [3] 30~50%, and non-market performance [4] 30~100%
Series 82	Mar 1, 2021	18,202	Service fulfillment, market performance [3] 30~50%, and non-market performance [4] 30~100%
Deferred grant in 2015	—	760	Satisfied
Deferred grant in 2016	—	12,671	Satisfied
Deferred grant in 2017	—	9,763	Satisfied
Deferred grant in 2018	—	33,916	Satisfied
Deferred grant in 2019	—	65,475	Satisfied
Deferred grant in 2020		80,634	Satisfied

		746,978

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

25.2.1.1 Details of stock grants linked to long-term performance as of March 31, 2021, are as follows: (cont’d)

(In number of shares)	Grant date	Number of granted shares [1]	Vesting conditions [2]
Other subsidiaries
Stock granted in 2010	—	106
Stock granted in 2011	—	146
Stock granted in 2012	—	420
Stock granted in 2013	—	544
Stock granted in 2014	—	1,028
Stock granted in 2015	—	2,602
Stock granted in 2016	—	5,713	Services fulfillment, market performance [3] 10~50% and non-market performance [4] 50~100%
Stock granted in 2017	—	17,222
Stock granted in 2018	—	62,818
Stock granted in 2019	—	76,030
Stock granted in 2020	—	376,767
Stock granted in 2021		310,726

		854,122

		1,905,984

[1]

Granted shares represent the total number of shares initially granted to executives and employees who have residual shares as of March 31, 2021 (Deferred grants are residual shares vested as of March 31, 2021).

[2]

Executives and employees were given the option of deferred payment of the granted shares (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted amount is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

[3]

Relative TSR (Total Shareholders Return): [(Fair value at the end of the contract - Fair value at the beginning of the contract) + (Total amount of dividend per share paid during the contract period)] / Fair value at the beginning of the contract

[4]	Companies’ and individuals’ performance results
[5]	EPS, Asset Quality, HCROI, Profit from non-banking segments
[6]	EPS, Asset Quality

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

25.2.1.2 Details of stock grants linked to short-term performance as of March 31, 2021, are as follows:

(In number of shares)	Estimated number of vested shares *	Vesting conditions

KB Financial Group Inc.
Stock granted in 2015	5,352	Satisfied
Stock granted in 2016	5,409	Satisfied
Stock granted in 2017	2,489	Satisfied
Stock granted in 2018	7,920	Satisfied
Stock granted in 2019	19,083	Satisfied
Stock granted in 2020	36,480	Satisfied
Stock granted in 2021	9,028	Proportional to service period
Kookmin Bank
Stock granted in 2015	5,019	Satisfied
Stock granted in 2016	12,867	Satisfied
Stock granted in 2017	5,512	Satisfied
Stock granted in 2018	41,481	Satisfied
Stock granted in 2019	93,912	Satisfied
Stock granted in 2020	109,906	Satisfied
Stock granted in 2021	29,305	Proportional to service period
Other subsidiaries
Stock granted in 2015	7,777	Satisfied
Stock granted in 2016	34,345	Satisfied
Stock granted in 2017	102,048	Satisfied
Stock granted in 2018	286,859	Satisfied
Stock granted in 2019	500,458	Satisfied
Stock granted in 2020	310,417	Satisfied
Stock granted in 2021	51,812	Proportional to service period

	1,677,479

*

Executives and employees were given the option of deferred payment of the granted shares (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted amount is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

25.2.1.3 The accrued expenses for share-based payments related to stocks grants as of March 31, 2021 and December 31, 2020, are ~~W~~ 140,166 million and ~~W~~ 135,327 million, respectively, and the compensation costs from stock grants amounting to ~~W~~ 38,385 million were recognized and ~~W~~ 6,211 million were reversed for the three-month periods ended March 31, 2021 and 2020, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

25.2.2 Mileage stock

25.2.2.1 Details of mileage stock as of March 31, 2021, are as follows:

(In number of shares)	Grant date	Number of granted shares [1]	Expected exercise period (years) [2]	Remaining shares
Stock granted in 2018
	Apr. 02, 2018	116	0.00	83
	Apr. 30, 2018	87	0.00~0.08	50
	May 08, 2018	170	0.00~0.10	124
	Jun. 01, 2018	140	0.00~0.17	96
	Jul. 02, 2018	180	0.00~0.25	99
	Aug. 07, 2018	194	0.00~0.35	131
	Aug. 09, 2018	47	0.00~0.36	22
	Aug. 14, 2018	30	0.00~0.37	26
	Aug. 16, 2018	130	0.00~0.38	89
	Sep. 07, 2018	106	0.00~0.44	63
	Oct. 04, 2018	129	0.00~0.51	69
	Nov. 01, 2018	258	0.00~0.59	200
	Nov. 06, 2018	236	0.00~0.60	164
	Dec. 03, 2018	132	0.00~0.67	116
	Dec. 04, 2018	21	0.00~0.68	21
	Dec. 07, 2018	91	0.00~0.68	72
	Dec. 12, 2018	64	0.00~0.70	32
	Dec. 18, 2018	271	0.00~0.72	233
	Dec. 19, 2018	42	0.00~0.72	30
	Dec. 31, 2018	127	0.00~0.75	106
Stock granted in 2019
	Jan. 11, 2019	26,580	0.00~0.78	19,414
	Feb. 01, 2019	12	0.00~0.84	8
	Apr. 01, 2019	167	0.00~1.00	96
	Apr. 18, 2019	105	0.00~1.05	81
	Apr. 22, 2019	33	0.00~1.06	33
	Jul. 01, 2019	109	0.00~1.25	87
	Aug. 29, 2019	39	0.00~1.41	35
	Sep. 02, 2019	50	0.00~1.42	34
	Nov. 01, 2019	119	0.00~1.59	95
	Nov. 08, 2019	14	0.00~1.61	6
	Dec. 05, 2019	56	0.00~1.68	54
	Dec. 06, 2019	84	0.00~1.68	83
	Dec. 31, 2019	87	0.00~1.75	65
Stock granted in 2020
	Jan. 18, 2020	28,645	0.00~1.80	24,951
	May 12, 2020	46	0.00~2.12	44
	Jun. 30, 2020	206	0.00~2.25	206
	Aug. 26, 2020	40	0.00~2.41	40
	Oct. 29, 2020	160	0.00~2.58	160
	Nov. 6, 2020	45	0.00~2.60	37

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

25.2.2.1 Details of mileage stock as of March 31, 2021, are as follows: (cont’d)

(In number of shares)	Grant date	Number of granted shares [1]	Expected exercise period (years) [2]	Remaining shares
Stock granted in 2020
	Nov. 30, 2020	35	0.00~2.67	34
	Dec. 2, 2020	57	0.00~2.67	55
	Dec. 4, 2020	154	0.00~2.68	152
	Dec. 30, 2020	88	0.00~2.75	86
Stock granted in 2021
	Jan. 15, 2021	28,156	0.00~2.79	26,828

		87,658		74,510

[1]

Mileage stock is exercisable for two years after one year from the grant date. When the mileage stock is exercised, the closing price of prior month is applied. However, in case of transfer or retirement during the vesting period, mileage stock is exercisable at the closing price of the last month prior to transfer or retirement.

[2]	The shares are assessed based on the stock price as of March 31, 2021. These shares are vested immediately at grant date.

25.2.2.2 The accrued expenses for share-based payments related to mileage stock as of March 31, 2021 and December 31, 2020, are ~~W~~ 4,187 million and ~~W~~ 2,862 million, respectively. The compensation costs amounting to ~~W~~ 2,161 million and ~~W~~ 460 million were recognized as expenses for the three-month periods ended March 31, 2021 and 2020, respectively.

25.2.3 Long-term share-based payments

The Group calculates the short-term performance bonus of directors of Prudential Life Insurance Company of Korea Ltd. based on the results of the current performance evaluation and will defer the bonus for three years and pay it in cash reflecting the stock price of KB Financial Group Inc. at that time.

25.2.3.1 Details of long-term share-based payments as of March 31, 2021, are as follows:

	Grant date	Vested shares	Expected exercise period (years)	Vesting condition
Granted in 2020	2020	13,402	2.75	Services fulfillment

25.2.3.2 The accrued expenses for long-term share-based payments as of March 31, 2021 and December 31, 2020, are ~~W~~ 605 million and ~~W~~ 652 million, respectively. The compensation costs amounting to ~~W~~ 47 million were reversed for the three-month period ended March 31, 2021.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

26. Income Tax Expense

Details of income tax expense for the three-month periods ended March 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021		2020
Income tax payable
Current income tax expense	~~W~~	296,287	~~W~~	223,864
Adjustments of income tax of prior years recognized in current tax		21,605		8,723

		317,892		232,587

Changes in deferred income tax assets (liabilities)		36,470		(41,027)

Income tax recognized directly in equity and others
Remeasurements of net defined benefit liabilities		1,677		464
Exchange differences on translating foreign operations		(9,373)		(8,792)
Net gains or losses on financial instruments at fair value through other comprehensive income		137,238		94,286
Shares of other comprehensive income or loss of associates and joint ventures		(221)		2,874
Gains or losses on cash flow hedging instruments		(5,386)		6,032
Gains or losses on hedging instruments of net investments in foreign operations		12,831		6,755
Other comprehensive income or loss arising from separate account		6,788		126
Fair value changes on financial liabilities designated at fair value due to own credit risk		(1,246)		(7,527)
Net gains or losses on overlay approach adjustment		4,045		(9,177)
Others		—		3,462

		146,353		88,503

Others		555		396

Income tax expense	~~W~~	501,270	~~W~~	280,459

27. Dividends

The dividends to the shareholders of the Parent Company in respect of the year ended December 31, 2020, of ~~W~~ 1,770 per share, amounting to total dividends of ~~W~~ 689,653 million, were declared at the annual general shareholder’s meeting on March 26, 2021. The Group’s financial statements as of March 31, 2021, reflect this dividend payable. The dividends paid to the shareholders of the Parent Company in 2020 were ~~W~~ 861,092 million (~~W~~ 2,210 per share).

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

28. Accumulated Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss) for the three-month periods ended March 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021

	Beginning		Changes except for reclassifi- cation		Reclassification to profit or loss		Transfer to retained earnings		Tax effect		Ending
Remeasurements of net defined benefit liabilities	~~W~~	(300,324)	~~W~~	(5,369)	~~W~~	—	~~W~~	—	~~W~~	1,677	~~W~~	(304,016)
Exchange differences on translating foreign operations		(131,113)		101,496		—		—		(9,373)		(38,990)
Net gains on financial instruments at fair value through other comprehensive income		717,230		(747,085)		(4,431)		256,321		137,238		359,273
Share of other comprehensive loss of associates and joint ventures		(3,529)		222		—		—		(221)		(3,528)
Losses on cash flow hedging instruments		(28,597)		28,434		(14,609)		—		(5,386)		(20,158)
Gains (losses) on hedging instruments of net investments in foreign operations		22,277		(45,702)		—		—		12,831		(10,594)
Other comprehensive income (loss) arising from separate account		8,698		(3,202)		(22,728)		—		6,788		(10,444)
Fair value changes on financial liabilities designated at fair value due to own credit risk		(11,507)		4,532		—		—		(1,246)		(8,221)
Net gains on overlay approach adjustment		339,202		18,253		(30,356)		—		4,045		331,144

	~~W~~	612,337	~~W~~	(648,421)	~~W~~	(72,124)	~~W~~	256,321	~~W~~	146,353	~~W~~	294,466

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

28. Accumulated Other Comprehensive Income (Loss) (cont’d)

(In millions of Korean won)	2020

	Beginning		Changes except for reclassifi- cation		Reclassification to profit or loss		Transfer to retained earnings		Tax effect		Ending
Remeasurements of net defined benefit liabilities	~~W~~	(290,228)	~~W~~	(1,688)	~~W~~	—	~~W~~	—	~~W~~	464	~~W~~	(291,452)
Exchange differences on translating foreign operations		31,793		90,131		—		—		(8,792)		113,132
Net gains on financial instruments at fair value through other comprehensive income		487,331		(235,568)		(103,538)		—		94,286		242,511
Share of other comprehensive income (loss) of associates and joint ventures		3,318		(10,952)		—		—		2,874		(4,760)
Losses on cash flow hedging instruments		(27,333)		(77,336)		32,780		—		6,032		(65,857)
Losses on hedging instruments of net investments in foreign operations		(41,992)		(18,915)		—		—		6,755		(54,152)
Other comprehensive income arising from separate account		18,381		2,924		(3,383)		—		126		18,048
Fair value changes on financial liabilities designated at fair value due to own credit risk		(20,326)		27,356		—		—		(7,527)		(497)
Net gains on overlay approach adjustment		187,077		6,640		31,593		—		(9,177)		216,133

	~~W~~	348,021	~~W~~	(217,408)	~~W~~	(42,548)	~~W~~	—	~~W~~	85,041	~~W~~	173,106

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

29. Earnings per Share

29.1 Basic Earnings per Share

Basic earnings per share is calculated by dividing profit attributable to shareholders of the Parent Company by the weighted average number of ordinary shares outstanding.

29.1.1 Weighted average number of ordinary shares outstanding

Details of weighted average number of ordinary shares outstanding for the three-month periods ended March 31, 2021 and 2020, are as follows:

(In number of shares)	2021	2020

Beginning (A)	415,807,920	415,807,920
Acquisition of treasury shares (B)	(26,173,585)	(26,173,585)

Weighted average number of ordinary shares outstanding (C=A+B)	389,634,335	389,634,335

29.1.2 Basic earnings per share

Details of basic earnings per share for the three-month periods ended March 31, 2021 and 2020, are as follows:

(In Korean won and in number of shares)	2021		2020

Profit attributable to shareholders of the Parent Company	~~W~~	1,270,015,202,039	~~W~~	729,453,615,231
Deduction: Dividends on hybrid securities		13,561,875,000		3,256,250,000

Profit attributable to the ordinary equity holders of the Parent Company (A)		1,256,453,327,039		726,197,365,231
Weighted average number of ordinary shares outstanding (B)		389,634,335		389,634,335
Basic earnings per share (A/B)	~~W~~	3,225	~~W~~	1,864

29.2 Diluted Earnings per Share

Diluted earnings per share is calculated through increasing the weighted average number of ordinary shares outstanding by the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares. The Group has categories of dilutive potential ordinary shares such as stock grants and ordinary share exchange rights of exchangeable bonds.

A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price for the period) based on the monetary value of stock grants. The number of shares calculated above is compared with the number of shares that would have been issued assuming the settlement of stock grants.

Exchangeable bonds are included in potential ordinary shares from the exercisable date of the exchange right, and interest expenses after tax for the period were added to profit for diluted earnings per share.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

29.2.1 Adjusted profit for diluted earnings per share

Adjusted profit for diluted earnings per share for the three-month periods ended March 31, 2021 and 2020, are as follows:

(In Korean won)	2021		2020

Profit attributable to shareholders of the Parent Company	~~W~~	1,270,015,202,039	~~W~~	729,453,615,231
Deduction: Dividends on hybrid securities		13,561,875,000		3,256,250,000

Profit attributable to ordinary equity holders of the Parent Company		1,256,453,327,039		726,197,365,231
Adjustments: Interest expense on exchangeable bonds		578,758,406		—

Adjusted profit for diluted earnings per share	~~W~~	1,257,032,085,445	~~W~~	726,197,365,231

29.2.2 Weighted average number of ordinary shares outstanding for diluted earnings per share

Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share for the three-month periods ended March 31, 2021 and 2020, are as follows:

(In number of shares)	2021	2020

Weighted average number of ordinary shares outstanding	389,634,335	389,634,335
Adjustment:
Stock grants	3,038,052	3,059,205
Exchangeable bonds	5,000,000	—

Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share	397,672,387	392,693,540

29.2.3 Diluted earnings per share

Details of diluted earnings per share for the three-month periods ended March 31, 2021 and 2020, are as follows:

(In Korean won and in number of shares)	2021		2020

Adjusted profit for diluted earnings per share	~~W~~	1,257,032,085,445	~~W~~	726,197,365,231
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		397,672,387		392,693,540

Diluted earnings per share	~~W~~	3,161	~~W~~	1,849

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

30. Insurance Contracts

30.1 Insurance Liabilities

Details of insurance liabilities by insurance types as of March 31, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	March 31, 2021
	Non-life insurance		Life insurance		Others		Total
Premium reserve *	~~W~~	25,247,596	~~W~~	23,808,774	~~W~~	—	~~W~~	49,056,370
Reserve for outstanding claims		2,974,440		261,390		2,419		3,238,249
Unearned premium reserve		1,972,984		11,373		584		1,984,941
Reserve for dividend to policyholders		127,668		39,555		—		167,223
Reserve for distribution of earnings to policyholders		57,292		5,898		—		63,190
Reserve for loss compensation on participating insurance		20,090		7,234		—		27,324
Guarantee reserve		—		896,825		—		896,825

	~~W~~	30,400,070	~~W~~	25,031,049	~~W~~	3,003	~~W~~	55,434,122

(In millions of Korean won)	December 31, 2020
	Non-life insurance		Life insurance		Others		Total
Premium reserve *	~~W~~	24,990,530	~~W~~	23,264,955	~~W~~	—	~~W~~	48,255,485
Reserve for outstanding claims		2,885,006		252,883		2,426		3,140,315
Unearned premium reserve		1,859,367		9,450		896		1,869,713
Reserve for dividend to policyholders		129,660		41,024		—		170,684
Reserve for distribution of earnings to policyholders		51,292		5,009		—		56,301
Reserve for loss compensation on participating insurance		20,090		6,818		—		26,908
Guarantee reserve		—		895,890		—		895,890

	~~W~~	29,935,945	~~W~~	24,476,029	~~W~~	3,322	~~W~~	54,415,296

*	Includes negative VOBA amounting to ~~W~~ 2,618,478 million and ~~W~~ 2,698,010 million as of March 31, 2021 and December 31, 2020, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

30.2 Net Insurance Income

Details of insurance income and expenses for the three-month periods ended March 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021		2020

Insurance Income
Premium income	~~W~~	3,894,359	~~W~~	2,950,772
Reinsurance income		228,638		222,681
Reversal of policy reserves		320		372
Separate account income		84,055		50,357
Income from change in reinsurance assets		42,631		42,724
Other insurance income		5,599		3,657

		4,255,602		3,270,563

Insurance Expenses
Insurance claims paid		1,345,613		1,402,601
Dividend expenses		3,767		3,056
Refunds of surrender value		983,174		849,223
Reinsurance expenses		292,976		286,867
Provision for policy reserves		1,003,738		281,651
Separate account expenses		30,275		29,886
Administration expenses		157,438		104,000
Amortization of deferred acquisition costs		204,319		172,200
Expenses from change in reinsurance assets		22		—
Claim survey expenses paid		17,075		14,789
Other insurance expenses		42,991		48,196

		4,081,388		3,192,469

Net insurance income	~~W~~	174,214	~~W~~	78,094

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

30.3 Application of the Overlay Approach

Upon initial application of Korean IFRS No.1109, the Group applied the overlay approach in accordance with Korean IFRS No.1104.

30.3.1 Details of financial assets with the overlay approach applied as of March 31, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	March 31, 2021		December 31, 2020

Financial assets at fair value through profit or loss
Due from financial institutions	~~W~~	73,203	~~W~~	70,312
Debt securities		7,454,287		7,363,457
Equity securities		206,002		305,337

	~~W~~	7,733,492	~~W~~	7,739,106

30.3.2 Changes in net gains (losses) on overlay adjustment for the three-month periods ended March 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021		2020

Beginning	~~W~~	339,202	~~W~~	187,077
Recognition of other comprehensive income due to acquisition and valuation		13,954		6,151
Reclassification to profit or loss due to disposal		(22,012)		22,905

Ending	~~W~~	331,144	~~W~~	216,133

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

31. Statement of Cash Flows

31.1 Details of cash and cash equivalents as of March 31, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	March 31, 2021		December 31, 2020

Cash	~~W~~	2,750,415	~~W~~	2,560,970
Checks with other banks		357,106		327,781
Due from the Bank of Korea		17,491,593		12,340,532
Due from other financial institutions		9,549,702		10,379,559

		30,148,816		25,608,842

Due from financial institutions measured at fair value through profit or loss		123,124		100,094

		30,271,940		25,708,936

Restricted due from financial institutions		(20,334,524)		(15,303,363)
Due from financial institutions with original maturities over three months		(1,742,188)		(1,720,481)

		(22,076,712)		(17,023,844)

	~~W~~	8,195,228	~~W~~	8,685,092

31.2 Cash inflows and outflows from income tax, interests and dividends for the three-month periods ended March 31, 2021 and 2020, are as follows:

(In millions of Korean won)	Activity	2021		2020

Income tax paid	Operating	~~W~~	128,037	~~W~~	105,873
Interest received	Operating		3,701,855		3,711,800
Interest paid	Operating		1,104,563		1,234,374
Dividends received	Operating		62,957		18,184
Dividends paid	Financing		13,562		3,256

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

32. Contingent Liabilities and Commitments

32.1 Details of acceptances and guarantees as of March 31, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	March 31, 2021		December 31, 2020

Confirmed acceptances and guarantees
Confirmed acceptances and guarantees in Korean won
Acceptances and guarantees for KB purchasing loan	~~W~~	162,966	~~W~~	144,457
Others		868,356		1,048,848

		1,031,322		1,193,305

Confirmed acceptances and guarantees in foreign currencies
Acceptances of letter of credit		235,092		221,422
Letter of guarantees		59,205		45,693
Bid bond		76,836		72,037
Performance bond		842,324		703,826
Refund guarantees		575,831		801,445
Others		2,671,182		3,072,099

		4,460,470		4,916,522

Financial guarantees
Acceptances and guarantees for issuance of debenture		10,040		10,040
Acceptances and guarantees for mortgage		49,251		89,302
Overseas debt guarantees		366,991		410,470
International financing guarantees in foreign currencies		172,389		197,097
Others		50,951		50,950

		649,622		757,859

		6,141,414		6,867,686

Unconfirmed acceptances and guarantees
Guarantees of letter of credit		2,181,547		2,094,989
Refund guarantees		680,222		344,112

		2,861,769		2,439,101

	~~W~~	9,003,183	~~W~~	9,306,787

32.2 Details of commitments as of March 31, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	March 31, 2021		December 31, 2020

Commitments
Corporate loan commitments	~~W~~	40,183,493	~~W~~	40,253,100
Retail loan commitments		47,615,538		46,450,857
Credit line of credit cards		66,772,819		65,325,863
Purchase of other securities		6,744,850		7,104,163

		161,316,700		159,133,983

Financial Guarantees
Credit line		4,020,124		3,522,809
Purchase of securities		543,900		683,800

		4,564,024		4,206,609

	~~W~~	165,880,724	~~W~~	163,340,592

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

32.3 Other Matters (including litigation)

a) The Group has 117 pending lawsuits as a plaintiff (excluding simple lawsuits related to the collection or management of loans), with an aggregate claims of ~~W~~ 536,866 million, and 281 pending lawsuits as a defendant (excluding simple lawsuits related to the collection or management of loans) with an aggregate claims of ~~W~~ 1,990,887 million, which arose in the normal course of the business, as of March 31, 2021. Details of major pending lawsuits in which the Group is a defendant are as follows:

(in number of cases, in millions of Korean won)

Company	Lawsuits	No. of cases	Amount	Description of the lawsuits	Status of the lawsuits
Kookmin Bank	Request for a return of redemption amount	1	~~W~~48,068

Kookmin Bank invested the assets entrusted by OO Asset Management and OO Investment Trust Management in the Fairfield Sentry Limited, and Fairfield Sentry Limited reinvested the assets in Bernard L. Madoff Investment Securities LLC managed by Bernard Madoff (Bernard L. Madoff Investment Securities LLC is in the liquidation process due to Ponzi scheme fraud-related losses).

Bankruptcy trustee of Bernard L. Madoff Investment Securities LLC filed a lawsuit against Kookmin Bank seeking to return the amount of redemptions received by Kookmin Bank through Fairfield Sentry Limited.

					Application for incineration by the defendant has been denied, and further proceedings are scheduled. [Related litigation is in progress at the New York Southern District Bankruptcy Court (10-03777) at the written complaint review stage]

Kookmin Bank	Request for compensation for damages	1	1,637,861	The plaintiff filed a lawsuit for compensation for damages against Indonesian Financial Supervisory Authority (OJK) and Kookmin Bank as joint defendants, claiming that the capital increase and Kookmin Bank’s acquisition of PT Bank KB Bukopin Tbk was illegal in violation of local laws and regulations in Indonesia.	It is difficult to accurately predict the result of the lawsuit as of now, but it is judged that the possibility that the result of this lawsuit will have a significant impact on the financial position of the Group is low.

KB Securities Co., Ltd.	Request for a return of transaction amount (Australian fund)	1	100,000	The plaintiffs OOOO Securities and OOOO Life Insurance filed lawsuits, claiming that the KB Securities Co., Ltd. provided false information on major matters in the product description while selling JB Australia NDIS Private Fund No.1 (on April 25, 2019, plaintiffs invested ~~W~~ 50 billion each) (a) (Primary claim) requesting KB Securities Co., Ltd. to return unjust enrichment of ~~W~~ 100 billion for cancelation of sales contracts of beneficiary certificates due to an error or termination of the contract due to default, (b) (Secondary claim) requesting for compensation for damages in investments amounting to ~~W~~ 100 billion due to violation of the investor protection obligation and fraudulent transactions of KB Securities Co., Ltd. and OOO Asset Management.	First trial is in progress (second hearing for the first trial is scheduled on April 2, 2021).

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

32.3 Other Matters (including litigation) (cont’d)

b) On April 10, 2020, Kookmin Bank acquired 70% shares of PRASAC Microfinance Institution Plc. (“PRASAC”), a specialized credit micro finance institution in Cambodia, for US$ 603 million from its existing shareholders. Kookmin Bank has signed an agreement with the existing shareholders of PRASAC. The existing shareholders have the right of put option to sell 30% of the remaining shares to Kookmin Bank, and they are entitled to exercise their rights at the exercise price calculated on the basis of the adjusted book value of net asset as of 2021 year-end, within six months from the issue date of the audit report or the confirmation date of the adjusted value. If the put option is not exercised until its expiry, Kookmin Bank has a right to exercise a call option during the six months following the expiry of such put option. All shareholders are restricted from selling shares or additional pledge before exercising the put option and call option.

c) Kookmin Bank has entered into an agreement with PT Bosowa Corporindo, a major shareholder of PT Bank KB Bukopin Tbk. Under this agreement, Kookmin Bank and PT Bosowa Corporindo have a right of first refusal and a tag-along right. In addition, Kookmin Bank can exercise its drag-along right for two years from the time three years have elapsed since the acquisition date (July 27, 2018) in certain cases, such as violation of the agreement between shareholders.

d) In June 2013, KB Kookmin Card Co., Ltd. had an accident in which cardholders’ personal information was stolen (hereinafter referred to as “accident”) due to illegal activities by employees of personal credit information company in charge of development of the system upgrading to prevent fraudulent use of credit card. As a result, KB Kookmin Card Co., Ltd. was notified by the Financial Services Commission of the suspension of some new business for 3 months as of February 16, 2014. In respect of the incident, KB Kookmin Card Co., Ltd. faces 3 and 2 legal claims filed as a defendant, with an aggregate claim of ~~W~~ 164 million and ~~W~~ 108 million as of March 31, 2021 and December 31, 2020. In addition, the Group takes out the personal information protection liability insurance as of March 31, 2021.

e) As of March 31, 2021, KB Capital Co., Ltd. is not able to dispose, transfer or collateralize the shares or rights of shares of KB KOLAO Leasing Co., LTD. (“joint-venture lease company”) to a third party without the written consent of both KB Kookmin Card Co., Ltd. and Kolao Holdings, for five years (the restriction period for the disposal of its equity) after February 8, 2017. However, KB Kookmin Card Co., Ltd. and KB Capital Co., Ltd. may transfer all or part of their shares in the joint-venture lease company to affiliates of KB Financial Group Inc., who agree to comply with all the terms and conditions of this agreement on the establishment and operation of the joint-venture lease company and agree to succeed their responsibility for the joint-venture lease company. Meanwhile, KB KOLAO Leasing Co., LTD. is selling LVMC Holdings (formerly Kolao Holdings) allied receivables that are more than three months overdue to Lanexang Leasing Co., Ltd. in accordance with an agreement.

f) As of March 31, 2021, KB Capital Co., Ltd. and PT Sunindo Primasura are required to hold the shares of PT Sunindo Kookmin Best Finance for five years after the completion date of the share purchase (May 18, 2020). If one party is going to sell all or part of the shares, provide them as collateral, trade or dispose of them, it should give the opportunity to exercise preemption to the other party by providing written proposal including transfer price, payment method and others. Meanwhile, the shareholders of PT Sunindo Kookmin Best Finance can receive dividends for up to 20% of net profit after taxes for each fiscal year starting from three years after the fiscal year in which profit available for dividend occurs.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

32.3 Other Matters (including litigation) (cont’d)

g) KB Securities Co., Ltd., as a sales agency, sold ~~W~~ 326,500 million of private equity funds and trusts, which loans to corporations (borrower) that invest in apartment rental businesses for the disabled in Australia, to individuals and institutional investors. However, management of the fund is impossible due to the breach of contract by local borrower in Australia, therefore there is a possibility of losses of principal to these funds subscribers. In this regard, there are three lawsuits in which KB Securities Co., Ltd. is the defendant as of March 31, 2021. There is a possibility that additional lawsuits will be filed in the future, but the magnitude and final outcome of the lawsuit are unpredictable.

h) In relation to Lime Asset Management, KB Securities Co., Ltd. has a PIS (Portfolio Index Swap) contract, as of March 31, 2021, associated with ‘Lime Thetis Qualified Investor Private Investment Trust No.2’ and Lime Pluto FI Qualified Investor Private Investment Trust No.D-1’ whose redemption were suspended during the fourth quarter of 2019. The notional amount of the underlying assets of the PIS contract is ~~W~~ 263,900 million. Meanwhile, KB Securities Co., Ltd. sold ~~W~~ 68,100 million of feeder fund of aforementioned redemption-suspended funds. On October 20, 2020, Lime Asset Management’s license as a fund manager was revoked by the Financial Supervisory Service’s sanctions review committee, and most of its redemption-suspended funds and normal funds were transferred to Wellbridge Asset Management (the bridge management company). Recovery and distribution are in progress by the bridge management company. It is difficult to predict whether and when the aforementioned redemption-suspended funds will be redeemed, and there is a possibility that lawsuits may be filed in the future, but the impact on the consolidated financial statements cannot be predicted at this time.

i) The proliferation of COVID-19 has had a negative impact on the global economy, which may have a greater impact than expected credit losses and potential impairment of assets in a particular portfolio, and it could negatively affect the profit generation capability of the Group as follows:

•	There is a possibility of uncertainty about the credit risk of a borrower that could be affected by COVID-19.

•	Uncertainty may arise about forward-looking macroeconomic information related to expected credit losses.

•

Korean won may depreciate against major foreign currencies. This may result in an increase in principal and interest payments on liabilities denominated in foreign currencies, and losses on foreign exchanges transactions.

•	A significant decrease in the fair value of the Group’s investment in an entity that could be affected by COVID-19 pandemic can occur.

Meanwhile, the impact on expected credit losses related to COVID-19 is described in Note 10.1 Changes in allowances for credit losses of loans and Note 18.2 Changes in provisions for credit losses of unused loan commitments, acceptances and guarantees.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

33. Subsidiaries

33.1 Details of major consolidated subsidiaries as of March 31, 2021, are as follows:

Investor	Investee	Ownership (%)	Location	Date of financial statements	Industry
KB Financial Group Inc.	Kookmin Bank	100.00	Korea	Mar. 31	Banking and foreign exchange transaction

	KB Securities Co., Ltd.	100.00	Korea	Mar. 31	Financial investment

	KB Insurance Co., Ltd.	100.00	Korea	Mar. 31	Non-life insurance

	KB Kookmin Card Co., Ltd.	100.00	Korea	Mar. 31	Credit card and installment financing

	Prudential Life Insurance Company of Korea Ltd.	100.00	Korea	Mar. 31	Life insurance

	KB Asset Management Co., Ltd.	100.00	Korea	Mar. 31	Collective investment and advisory

	KB Capital Co., Ltd.	100.00	Korea	Mar. 31	Financial Leasing

	KB Life Insurance Co., Ltd.	100.00	Korea	Mar. 31	Life insurance

	KB Real Estate Trust Co., Ltd.	100.00	Korea	Mar. 31	Real estate trust management

	KB Savings Bank Co., Ltd.	100.00	Korea	Mar. 31	Savings banking

	KB Investment Co., Ltd.	100.00	Korea	Mar. 31	Capital investment

	KB Data System Co., Ltd.	100.00	Korea	Mar. 31	Software advisory, development, and supply

	KB Credit Information Co., Ltd.	100.00	Korea	Mar. 31	Collection of receivables or credit investigation

Kookmin Bank	Kookmin Bank Cambodia Plc.	100.00	Cambodia	Mar. 31	Banking and foreign exchange transaction

	Kookmin Bank (China) Ltd.	100.00	China	Mar. 31	Banking and foreign exchange transaction

	KB Microfinance Myanmar Co., Ltd.	100.00	Myanmar	Mar. 31	Microfinance services

	PRASAC Microfinance Institution Plc.	70.00	Cambodia	Mar. 31	Microfinance services

	PT Bank KB Bukopin Tbk	67.00	Indonesia	Mar. 31	Banking and foreign exchange transaction

	PT Bank Syariah Bukopin	92.78	Indonesia	Mar. 31	Banking

	PT Bukopin Finance	97.03	Indonesia	Mar. 31	Installment financing

	KB Bank Myanmar Co., Ltd.	100.00	Myanmar	Mar. 31	Banking and foreign exchange transaction

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

33.1 Details of major consolidated subsidiaries as of March 31, 2021, are as follows: (cont’d)

Investor	Investee	Ownership (%)	Location	Date of financial statements	Industry
KB Securities Co., Ltd.	KBFG Securities America Inc.	100.00	United States	Mar. 31	Investment advisory and securities dealing activities

	KB Securities Hong Kong Ltd.	100.00	China	Mar. 31	Investment advisory and securities dealing activities

	KB Securities Vietnam Joint Stock Company	99.70	Vietnam	Mar. 31	Investment advisory and securities dealing activities

	KB FINA Joint Stock Company	100.00	Vietnam	Mar. 31	Investment advisory and securities dealing activities

KB Insurance Co., Ltd.	Leading Insurance Services, Inc.	100.00	United States	Mar. 31	Management service

	LIG Insurance (China) Co., Ltd.	100.00	China	Mar. 31	Non-life insurance

	PT. KB Insurance Indonesia	70.00	Indonesia	Mar. 31	Non-life insurance

	KB Claims Survey & Adjusting	100.00	Korea	Mar. 31	Claim service

	KB Sonbo CNS	100.00	Korea	Mar. 31	Management service

	KB Golden Life Care Co., Ltd.	100.00	Korea	Mar. 31	Service

KB Kookmin Card Co., Ltd.	KB Daehan Specialized Bank Plc.	95.71	Cambodia	Mar. 31	Auto Installment finance

	PT. KB Finansia Multi Finance	80.00	Indonesia	Mar. 31	Auto Installment finance

	KB J Capital Co., Ltd.	49.99	Thailand	Mar. 31	Service

KB Capital Co., Ltd.	PT Sunindo Kookmin Best Finance	85.00	Indonesia	Mar. 31	Auto Installment finance

KB Kookmin Card Co., Ltd., KB Capital Co., Ltd.	KB KOLAO LEASING Co., Ltd.	80.00	Laos	Mar. 31	Auto Installment finance

Kookmin Bank, KB Data System Co., Ltd.	PT KB DATA SYSTEMS INDONESIA	100.00	Indonesia	Mar. 31	Service

KB Asset Management Co., Ltd.	KBAM Shanghai Advisory Services Co., Ltd.	100.00	China	Mar. 31	General advisory

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

33.2 Details of consolidated structured entities as of March 31, 2021, are as follows:

	Consolidated structured entities	Reasons for consolidation
Trusts	Kookmin Bank (development trust) and 10 others	The Group controls the trust because it has power to determine management performance of the trust and is significantly exposed to variable returns that absorb losses through the guarantees of payment of principal, or payment of principal and fixed rate of return.

Asset-backed securitization	MS Sejong 4th Co., Ltd. and 115 others	The Group controls these investees because it has power over relevant activities in the event of default, is significantly exposed to variable returns by providing lines of credit, ABCP purchase commitments or acquisition of subordinated debt and has ability to affect those returns through its power.

Investment funds	KB Global Platform Fund and 149 others	Funds are consolidated if the Group, as a collective investor or operating manager (member), etc., can manage fund assets on behalf of other investors, or dismiss the collective investor and operating manager, and is substantially exposed to significant variable returns or has such rights.

If the Group holds more than a majority of the ownership interests but does not have the power over relevant activities of structured entities in accordance with agreements with trust and other related parties, those structured entities are excluded from the consolidation.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

33.3 Condensed financial information of major subsidiaries as of March 31, 2021 and December 31, 2020, and for the three-month periods ended March 31, 2021 and 2020, are as follows:

(In millions of Korean won)	March 31, 2021						2021
	Assets		Liabilities		Equity		Operating revenue		Profit (loss) attributable to shareholders of the Parent Company		Total compre- hensive income (loss) attributable to shareholders of the Parent Company
Kookmin Bank [1]	~~W~~	447,822,480	~~W~~	417,648,348	~~W~~	30,174,132	~~W~~	8,417,049	~~W~~	688,493	~~W~~	684,116
KB Securities Co., Ltd. [1,2]		56,757,451		51,595,001		5,162,450		2,964,308		221,064		238,264
KB Insurance Co., Ltd. [1,2]		39,264,138		35,432,231		3,831,907		3,547,780		68,769		(159,829)
KB Kookmin Card Co., Ltd.[1]		25,106,711		20,847,985		4,258,726		870,167		141,534		147,819
Prudential Life Insurance Company of Korea Ltd. [2]		24,969,022		22,762,855		2,206,167		524,348		112,061		(133,760)
KB Asset Management Co., Ltd. [1]		312,167		124,242		187,925		68,665		19,884		19,846
KB Capital Co., Ltd. [1,2]		12,901,302		11,422,324		1,478,978		387,129		53,932		50,993
KB Life Insurance Co., Ltd.		10,698,623		10,171,639		526,984		820,627		(1,473)		(55,143)
KB Real Estate Trust Co., Ltd. [1]		438,236		116,646		321,590		46,799		27,067		27,067
KB Savings Bank Co., Ltd.		2,084,249		1,852,341		231,908		33,280		6,423		6,305
KB Investment Co., Ltd. [1]		836,451		612,402		224,049		20,878		3,903		3,904
KB Data System Co., Ltd.		38,868		22,864		16,004		36,947		(1,363)		(1,459)
KB Credit Information Co., Ltd.		27,278		11,262		16,016		9,954		83		78

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

33.3 Condensed financial information of major subsidiaries as of March 31, 2021 and December 31, 2020, and for the three-month periods ended March 31, 2021 and 2020, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2020						2020
	Assets		Liabilities		Equity		Operating revenue		Profit (loss) attributable to shareholders of the Parent Company		Total compre- hensive income (loss) attributable to shareholders of the Parent Company
Kookmin Bank [1]	~~W~~	438,444,114	~~W~~	408,036,040	~~W~~	30,408,074	~~W~~	8,891,595	~~W~~	586,347	~~W~~	359,082
KB Securities Co., Ltd. [1,2]		57,570,654		52,516,488		5,054,166		5,238,005		(21,369)		15,154
KB Insurance Co., Ltd. [1,2]		39,078,117		35,086,458		3,991,659		3,561,845		77,177		116,253
KB Kookmin Card Co., Ltd.[1]		24,071,644		19,789,958		4,281,686		792,343		82,101		64,926
Prudential Life Insurance Company of Korea Ltd. [2]		25,121,656		22,681,729		2,439,927		—		—		—
KB Asset Management Co., Ltd. [1]		335,601		112,522		223,079		43,567		4,397		4,462
KB Capital Co., Ltd. [1,2]		12,823,748		11,392,177		1,431,571		293,498		39,315		39,621
KB Life Insurance Co., Ltd.		10,424,916		9,842,789		582,127		487,326		5,950		(4,580)
KB Real Estate Trust Co., Ltd. [1]		437,619		108,096		329,523		38,125		21,019		21,019
KB Savings Bank Co., Ltd.		1,883,720		1,658,116		225,604		22,961		3,423		3,289
KB Investment Co., Ltd. [1]		848,693		618,552		230,141		20,259		(5,267)		(5,258)
KB Data System Co., Ltd.		40,347		23,024		17,323		37,966		1,073		1,071
KB Credit Information Co., Ltd.		27,711		11,773		15,938		9,488		169		168

[1]	Financial information is based on its consolidated financial statements.
[2]	Includes fair value adjustments arising from the acquisition.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

33.4 The Characteristics of Risks Associated with Consolidated Structured Entities

The terms of contractual arrangements to provide financial support to consolidated structured entities are as follows:

33.4.1 The Group has provided payment guarantees of ~~W~~ 3,845,346 million to K plus 1st L.L.C and other subsidiaries.

33.4.2 The Group provides capital commitment to 23 subsidiaries including KB Sinansan Line Private Special Asset Fund (SOC). The unexecuted amount of the capital commitment is ~~W~~ 968,368 million. Based on the capital commitment, the Group is subject to increase its investment upon the request of the asset management company or the additional agreement among investors.

33.4.3 The Group provides the guarantees of payment of principal, or principal and fixed rate of return in case the operating results of the trusts are less than the guaranteed principal, or principal and fixed rate of return.

33.5 Changes in Subsidiaries

33.5.1 Subsidiaries newly included in consolidation for the three-month period ended March 31, 2021, are as follows:

Company	Reasons of obtaining control

PT KB DATA SYSTEMS INDONESIA and 2 others	Holds more than a majority of the ownership interests

Able Guwall 1st Co., Ltd. and 12 others	Holds the power in the event of default and is exposed to significant variable returns by providing lines of credit, ABCP purchase commitments or acquisition of subordinated debt

KB Global Private Real Estate Debt Fund No.11 and 5 others	Holds the power to determine the operation of the funds and is exposed to variable returns by holding significant amount of ownership interests

33.5.2 Subsidiaries excluded from consolidation for the three-month period ended March 31, 2021, are as follows:

Company	Reasons of losing control

Able Hana Co., Ltd. and 24 others	Termination of the commitments

KB SAUDI SEPCO II Private Special Asset Fund and 1 another	Liquidation

Aquila Global Real Assets Fund No.1 LP and 4 others	Disposal

KB Global ESG Securities Feeder Fund (Equity) and 1 another	Decrease in ownership interests to less than majority

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

34. Related Party Transactions

According to Korean IFRS No.1024, the Group includes investments in associates, key management (including family members), and post-employment benefit plans of the Group and its related party companies in the scope of related parties. The Group discloses balances (receivables and payables) and other amounts arising from transactions with related parties in the notes to the consolidated financial statements. Refer to Note 12 for details of investments in associates and joint ventures.

34.1 Profit or loss arising from transactions with related parties for the three-month periods ended March 31, 2021 and 2020, are as follows:

(In millions of Korean won)		2021		2020
Associates and joint ventures
Balhae Infrastructure Company	Fee and commission income	~~W~~	1,447	~~W~~	1,676
Korea Credit Bureau Co., Ltd.	Interest expense		3		—
	Fee and commission income		221		1
	Insurance income		1		1
	Fee and commission expense		1,123		704
	Reversal of credit losses		1		—
	Other operating expense		1		—
KB GwS Private Securities Investment Trust*	Fee and commission income		146		212
Incheon Bridge Co., Ltd.	Interest income		1,099		1,059
	Interest expense		38		100
	Fee and commission income		4		7
	Fee and commission expense		1		2
	Insurance income		69		69
	Gains on financial instruments at fair value through profit or loss		—		1,069
	Losses on financial instruments at fair value through profit or loss		841		—
	Reversal of credit losses		14		—
	Provision for credit losses		3		—
KoFC POSCO HANWHA KB Shared Growth Private Equity Fund No.2	Fee and commission income		—		12
Aju Good Technology Venture Fund	Interest expense		4		7
KB Star Office Private Real Estate Investment Trust No.1	Interest income		91		92
	Interest expense		3		23
	Fee and commission income		107		108
RAND Bio Science Co., Ltd.	Interest expense		—		7
SY Auto Capital Co., Ltd.	Interest income		273		278
	Fee and commission income		21		6
	Fee and commission expense		1		42
	Insurance income		9		10
	Other operating income		182		216
	Other operating expense		34		37
	Reversal of credit losses		11		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

34.1 Profit or loss arising from transactions with related parties for the three-month periods ended March 31, 2021 and 2020, are as follows: (cont’d)

(In millions of Korean won)		2021		2020
Food Factory Co., Ltd.	Interest income	~~W~~	16	~~W~~	11
	Interest expense		1		3
	Insurance income		2		1
	Reversal of credit losses		7		—
KB Pre IPO Secondary Venture Fund No.1	Interest expense		—		3
	Fee and commission income		28		28
KB Private Equity Fund No.3*	Fee and commission income		—		119
Acts Co., Ltd.	Interest income		—		1
APRO Co., Ltd. *	Interest income		—		7
	Interest expense		—		1
	Insurance income		—		1
	Provision for credit losses		—		1
POSCO-KB Shipbuilding Fund	Fee and commission income		70		123
Dae-A Leisure Co., Ltd.	Interest expense		1		2
Paycoms Co., Ltd.	Interest income		3		3
Big Dipper Co., Ltd.	Fee and commission expense		257		—
KB-KDBC Pre-IPO New Technology Business Investment Fund	Interest expense		—		15
	Fee and commission income		56		300
KB-TS Technology Venture Private Equity Fund	Fee and commission income		—		126
KB-SJ Tourism Venture Fund	Fee and commission income		70		84
Banksalad Co., Ltd.	Fee and commission income		9		9
	Fee and commission expense		20		—
RMGP Bio-Pharma Investment Fund, L.P.	Fee and commission income		10		—
	Other non-operating income		—		10
KB-MDI Centauri Fund LP	Fee and commission income		82		—
Contents First	Interest expense		(1)		—
December & Company Inc.	Insurance income		27		—
GENINUS Inc.	Interest expense		10		—
Wyatt Corp.	Insurance income		15		14
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	Interest expense		3		18
	Fee and commission income		169		367
SKYDIGITAL INC.	Fee and commission income		1		1
KB No.17 Special Purpose Acquisition Company	Gains on financial instruments at fair value through profit or loss		42		—
	Losses on financial instruments at fair value through profit or loss		—		20
	Interest expense		4		7
KB No.18 Special Purpose Acquisition Company	Gains on financial instruments at fair value through profit or loss		55		60
	Interest expense		7		10
KB No.19 Special Purpose Acquisition Company	Gains on financial instruments at fair value through profit or loss		59		8
	Interest expense		2		4

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

34.1 Profit or loss arising from transactions with related parties for the three-month periods ended March 31, 2021 and 2020, are as follows: (cont’d)

(In millions of Korean won)		2021		2020
KB No.20 Special Purpose Acquisition Company	Fee and commission income	~~W~~	—	~~W~~	210
	Gains on financial instruments at fair value through profit or loss		57		1,579
	Interest expense		3		7
KB SPROTT Renewable Private Equity Fund No.1	Fee and commission income		120		244
KB-Stonebridge Secondary Private Equity Fund	Fee and commission income		108		578
COSES GT	Interest income		4		—
WJ Private Equity Fund No.1	Fee and commission income		2		—
UPRISE, Inc.	Interest income		2		—
CellinCells Co., Ltd.	Interest expense		—		3
Bomapp Inc.	Fee and commission expense		4		1
	Insurance income		—		1
KB Social Impact Investment Fund	Fee and commission income		75		75
KB-UTC Inno-Tech Venture Fund	Fee and commission income		127		164
KBSP Private Equity Fund No.4	Fee and commission income		96		—
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	Fee and commission income		352		—
2020 KB Fintech Renaissance Fund	Fee and commission income		37		—
FineKB Private Equity Fund No.1	Fee and commission income		123		—
KB Bio Private Equity No.3 Ltd.	Fee and commission income		69		—
K The 15th REIT Co., Ltd.	Fee and commission income		500		—
KB-Solidus Global Healthcare Fund	Fee and commission income		171		211
Fabric Time Co., Ltd.	Fee and commission income		2		2
	Interest expense		8		(1)
BNF Corporation Ltd. *	Interest income		—		401
	Fee and commission income		—		2
	Provision for credit losses		—		8
Keystone-Hyundai Securities No.1 Private Equity Fund	Fee and commission income		23		43
Other
Retirement pension	Fee and commission income		343		298
	Interest expense		1		2

*	Excluded from the Group’s related party as of March 31, 2021.

Meanwhile, the Group purchased installment financial assets, etc. from SY Auto Capital Co., Ltd. amounting to ~~W~~ 223,063 million and ~~W~~ 277,856 million for the three-month periods ended March 31, 2021 and 2020, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

34.2 Details of receivables and payables, and related allowances for credit losses arising from transactions with related parties as of March 31, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)		March 31, 2021		December 31, 2020
Associates and joint ventures
Balhae Infrastructure Company	Other assets	~~W~~	1,447	~~W~~	1,733
Korea Credit Bureau Co., Ltd.	Loans measured at amortized cost (gross amount)		101		36
	Deposits		4,751		19,982
	Insurance liabilities		—		1
	Other liabilities		120		623
KB GwS Private Securities Investment Trust *	Other assets		—		641
Incheon Bridge Co., Ltd.	Financial assets at fair value through profit or loss		37,915		38,756
	Loans measured at amortized cost (gross amount)		128,281		133,002
	Allowances for credit losses		189		202
	Other assets		503		545
	Deposits		28,783		39,520
	Provisions		291		292
	Insurance liabilities		40		109
	Other liabilities		201		205
Jungdo Co., Ltd.	Deposits		4		4
Dongjo Co., Ltd.	Insurance liabilities		—		1
Dae-A Leisure Co., Ltd.	Deposits		555		636
	Other liabilities		22		21
Aju Good Technology Venture Fund	Deposits		4,923		3,093
	Other liabilities		5		1
KB Star Office Private Real Estate Investment Trust No.1	Loans measured at amortized cost (gross amount)		10,000		10,000
	Allowances for credit losses		5		5
	Other assets		243		137
	Deposits		2,307		4,255
	Other liabilities		3		24
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	Deposits		9,829		8,097
	Other liabilities		1		1
WJ Private Equity Fund No.1	Other assets		2		2
	Deposits		180		349
KB Cape No.1 Private Equity Fund	Financial assets at fair value through profit or loss		2,000		2,000
	Other assets		144		144
RAND Bio Science Co., Ltd.	Deposits		260		693
	Loans measured at amortized cost (gross amount)		2		1

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

34.2 Details of receivables and payables, and related allowances for credit losses arising from transactions with related parties as of March 31, 2021 and December 31, 2020, are as follows: (cont’d)

(In millions of Korean won)		March 31, 2021		December 31, 2020
SY Auto Capital Co., Ltd.	Loans measured at amortized cost (gross amount)	~~W~~	30,042	~~W~~	40,060
	Allowances for credit losses		46		57
	Other assets		62		65
	Deposits		5		6
	Insurance liabilities		32		13
	Other liabilities		27		76
Food Factory Co., Ltd.	Financial assets at fair value through profit or loss		662		662
	Loans measured at amortized cost (gross amount)		3,584		3,210
	Allowances for credit losses		4		8
	Other assets		2		3
	Deposits		935		1,555
	Provisions		—		2
	Insurance liabilities		5		5
	Other liabilities		2		9
KB Pre IPO Secondary Venture Fund No.1	Deposits		598		629
Acts Co., Ltd.	Deposits		49		18
	Insurance liabilities		—		1
	Other liabilities		100		100
POSCO-KB Shipbuilding Fund	Other assets		70		264
Paycoms Co., Ltd.	Other assets		1		1
	Financial assets at fair value through profit or loss		1,226		1,226
	Deposits		1		1
Big Dipper Co., Ltd.	Loans measured at amortized cost (gross amount)		5		4
	Deposits		7		1
KB-KDBC Pre-IPO New Technology Business Investment Fund	Deposits		331		923
Computerlife Co., Ltd.	Deposits		1		—
RMGP Bio-Pharma Investment Fund, L.P.	Financial assets at fair value through profit or loss		4,974		4,250
	Other liabilities		61		71
RMGP Bio-Pharma Investment, L.P.	Financial assets at fair value through profit or loss		10		9
Wyatt Corp.	Financial assets at fair value through profit or loss		6,000		6,000
	Deposits		1		1
	Insurance liabilities		24		39

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

34.2 Details of receivables and payables, and related allowances for credit losses arising from transactions with related parties as of March 31, 2021 and December 31, 2020, are as follows: (cont’d)

(In millions of Korean won)		March 31, 2021		December 31, 2020
SKYDIGITAL INC.	Deposits	~~W~~	24	~~W~~	15
Banksalad Co., Ltd.	Financial assets at fair value through profit or loss		9,141		9,141
UPRISE, Inc.	Financial assets at fair value through profit or loss		250		250
	Loans measured at amortized cost (gross amount)		500		500
	Allowances for credit losses		1		1
	Deposits		2		11
Stratio, Inc.	Financial assets at fair value through profit or loss		1,000		1,000
	Deposits		—		13
Honest Fund, Inc.	Financial assets at fair value through profit or loss		3,999		3,999
CellinCells Co., Ltd.	Financial assets at fair value through profit or loss		2,000		2,000
	Loans measured at amortized cost (gross amount)		21		24
	Deposits		58		260
	Provisions		1		—
Jo Yang Industrial Co., Ltd.	Deposits		—		2
KB No.17 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss		2,730		2,687
	Deposits		1,709		1,711
	Other liabilities		2		23
KB No.18 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss		3,928		3,873
	Deposits		2,078		2,101
	Other liabilities		26		19
KB No.19 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss		2,114		2,055
	Deposits		1,034		1,053
	Other liabilities		5		3
KB No.20 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss		3,125		3,067
	Deposits		1,706		1,716
	Other liabilities		5		1
COSES GT	Financial assets at fair value through profit or loss		4,930		4,930
	Loans measured at amortized cost (gross amount)		502		500
	Allowances for credit losses		4		4
	Other assets		1		1

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

34.2 Details of receivables and payables, and related allowances for credit losses arising from transactions with related parties as of March 31, 2021 and December 31, 2020, are as follows: (cont’d)

(In millions of Korean won)		March 31, 2021		December 31, 2020
	Deposits	~~W~~	1,515	~~W~~	292
	Insurance liabilities		1		1
	Other liabilities		1		—
Bomapp Inc.	Financial assets at fair value through profit or loss		1,999		1,999
	Insurance liabilities		—		2
Channel Corporation	Financial assets at fair value through profit or loss		4,551		4,551
MitoImmune Therapeutics	Financial assets at fair value through profit or loss		7,000		5,000
KB-Solidus Global Healthcare Fund	Other assets		171		707
Bioprotect Ltd.	Financial assets at fair value through profit or loss		3,264		3,264
GOMI CORPORATION	Financial assets at fair value through profit or loss		500		500
	Loans measured at amortized cost (gross amount)		9		9
	Deposits		92		37
Copin Communications, Inc.	Financial assets at fair value through profit or loss		1,500		1,500
Go2joy Co., Ltd.	Financial assets at fair value through profit or loss		1,200		1,200
ClavisTherapeutics, Inc.	Financial assets at fair value through profit or loss		2,000		2,000
S&E BIO	Financial assets at fair value through profit or loss		2,000		2,000
	Deposits		869		1,142
Bluepointpartners Inc.	Financial assets at fair value through profit or loss		1,432		1,432
4N Inc.	Financial assets at fair value through profit or loss		200		200
	Deposits		17		76
Xenohelix Co., Ltd.	Financial assets at fair value through profit or loss		2,100		2,100
Contents First	Financial assets at fair value through profit or loss		7,277		6,146
	Deposits		16		1,823
	Other liabilities		—		7
KB-MDI Centauri Fund LP	Financial assets at fair value through profit or loss		4,280		4,280
	Other assets		390		308
OKXE Inc.	Financial assets at fair value through profit or loss		800		800

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

34.2 Details of receivables and payables, and related allowances for credit losses arising from transactions with related parties as of March 31, 2021 and December 31, 2020, are as follows: (cont’d)

(In millions of Korean won)		March 31, 2021		December 31, 2020
GENINUS Inc.	Financial assets at fair value through profit or loss	~~W~~	5,599	~~W~~	5,599
	Loans measured at amortized cost (gross amount)		8		—
	Deposits		6,478		13,630
	Other liabilities		23		15
FineKB Private Equity Fund No.1	Other assets		162		38
NEOMIO CORP.	Deposits		—		535
DPAPS Co., Ltd.	Deposits		3		—
December & Company Inc.	Deposits		1		1
	Insurance liabilities		72		—
K The 15th REIT Co., Ltd.	Insurance liabilities		8		—
Checkmate Therapeutics Inc.	Financial assets at fair value through profit or loss		2,200		—
Mantisco Co., Ltd.	Financial assets at fair value through profit or loss		3,000		—
	Deposits		1,141		—
IMBiologics Corp.	Financial assets at fair value through profit or loss		2,000		—
Fabric Time Co., Ltd.	Financial assets at fair value through profit or loss		3,345		3,345
	Loans measured at amortized cost (gross amount)		52		59
	Provisions		—		1
	Deposits		2,493		3,947
	Other liabilities		8		40
Key management	Loans measured at amortized cost (gross amount)		3,630		5,153
	Allowances for credit losses		1		2
	Other assets		4		5
	Deposits		21,672		17,167
	Provisions		2		—
	Insurance liabilities		2,759		2,501
	Other liabilities		371		371
Other
Retirement pension	Other assets		473		295
	Other liabilities		26		10,600

*	Excluded from the Group’s related party as of March 31, 2021.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

34.3 Significant lending transactions with related parties for the three-month periods ended March 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021
	Beginning		Increase		Decrease		Ending
Associates and joint ventures
Korea Credit Bureau Co., Ltd.	~~W~~	36	~~W~~	101	~~W~~	(36)	~~W~~	101
Incheon Bridge Co., Ltd.		171,758		6		(5,568)		166,196
KB Star Office Private Real Estate Investment Trust No.1		10,000		—		—		10,000
KB Cape No.1 Private Equity Fund		2,000		—		—		2,000
RAND Bio Science Co., Ltd.		1		2		(1)		2
SY Auto Capital Co., Ltd.		40,060		42		(10,060)		30,042
Food Factory Co., Ltd.		3,872		396		(22)		4,246
Paycoms Co., Ltd.		1,226		—		—		1,226
Big Dipper Co., Ltd.		4		5		(4)		5
RMGP Bio-Pharma Investment Fund, L.P.		4,250		724		—		4,974
RMGP Bio-Pharma Investment, L.P.		9		1		—		10
Wyatt Corp.		6,000		—		—		6,000
Banksalad Co., Ltd.		9,141		—		—		9,141
UPRISE, Inc.		750		—		—		750
Stratio, Inc.		1,000		—		—		1,000
Honest Fund, Inc.		3,999		—		—		3,999
CellinCells Co., Ltd.		2,024		21		(24)		2,021
KB No.17 Special Purpose Acquisition Company		2,687		43		—		2,730
KB No.18 Special Purpose Acquisition Company		3,873		55		—		3,928
KB No.19 Special Purpose Acquisition Company		2,055		59		—		2,114
KB No.20 Special Purpose Acquisition Company		3,067		58		—		3,125
COSES GT		5,430		2		—		5,432
Bomapp Inc.		1,999		—		—		1,999
Channel Corporation		4,551		—		—		4,551
MitoImmune Therapeutics		5,000		2,000		—		7,000
Bioprotect Ltd.		3,264		—		—		3,264
GOMI CORPORATION		509		9		(9)		509
Copin Communications, Inc.		1,500		—		—		1,500
Go2joy Co., Ltd.		1,200		—		—		1,200
ClavisTherapeutics, Inc.		2,000		—		—		2,000
S&E BIO		2,000		—		—		2,000
Bluepointpartners Inc.		1,432		—		—		1,432
4N Inc.		200		—		—		200
Xenohelix Co., Ltd.		2,100		—		—		2,100
Contents First		6,146		1,131		—		7,277
KB-MDI Centauri Fund LP		4,280		—		—		4,280
Fabric Time Co., Ltd.		3,404		52		(59)		3,397

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

34.3 Significant lending transactions with related parties for the three-month periods ended March 31, 2021 and 2020, are as follows: (cont’d)

(In millions of Korean won)	2021
	Beginning		Increase		Decrease		Ending
OKXE Inc.	~~W~~	800	~~W~~	—	~~W~~	—	~~W~~	800
GENINUS Inc.		5,599		8		—		5,607
Checkmate Therapeutics Inc.		—		2,200		—		2,200
Mantisco Co., Ltd.		—		3,000		—		3,000
IMBiologics Corp.		—		2,000		—		2,000
Key management		5,153		268		(1,791)		3,630

(In millions of Korean won)	2020
	Beginning		Increase		Decrease		Ending
Associates and joint ventures
Korea Credit Bureau Co., Ltd.	~~W~~	43	~~W~~	—	~~W~~	(43)	~~W~~	—
Incheon Bridge Co., Ltd.		185,564		1,074		(3,682)		182,956
KB Star Office Private Real Estate Investment Trust No.1		10,000		—		—		10,000
KB Cape No.1 Private Equity Fund		2,000		—		—		2,000
RAND Bio Science Co., Ltd.		1		1		(1)		1
SY Auto Capital Co., Ltd.		41,990		6,698		(7,140)		41,548
Food Factory Co., Ltd.		2,582		8		(12)		2,578
Acts Co., Ltd.		—		74		—		74
Paycoms Co., Ltd.		1,157		—		—		1,157
Big Dipper Co., Ltd.		11		2		(11)		2
APRO Co., Ltd. *		2,019		2,000		(4,019)		—
RMGP Bio-Pharma Investment Fund, L.P.		3,419		255		—		3,674
RMGP Bio-Pharma Investment, L.P.		8		—		—		8
Wyatt Corp.		6,000		—		—		6,000
Banksalad Co., Ltd.		7,504		—		—		7,504
UPRISE, Inc.		250		—		—		250
Stratio, Inc.		1,000		—		—		1,000
Honest Fund, Inc.		3,999		—		—		3,999
CellinCells Co., Ltd.		2,004		5		(4)		2,005
KB No.17 Special Purpose Acquisition Company		2,683		—		(19)		2,664
KB No.18 Special Purpose Acquisition Company		3,786		62		—		3,848
KB No.19 Special Purpose Acquisition Company		2,043		9		—		2,052
KB No.20 Special Purpose Acquisition Company		1,499		1,579		—		3,078
COSES GT		2,930		—		—		2,930
CWhy Inc.		2,000		—		—		2,000
Bomapp Inc.		1,999		—		—		1,999
ZOYI Corporation INC.		2,000		2,551		—		4,551
MitoImmune Therapeutics		5,000		—		—		5,000

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

34.3 Significant lending transactions with related parties for the three-month periods ended March 31, 2021 and 2020, are as follows: (cont’d)

(In millions of Korean won)	2020
	Beginning		Increase		Decrease		Ending
Fabric Time Co., Ltd.	~~W~~	1,845	~~W~~	1,525	~~W~~	—	~~W~~	3,370
Bioprotect Ltd.		—		3,480		—		3,480
GOMI CORPORATION		—		500		—		500
Copin Communications, Inc.		—		1,000		—		1,000
Go2joy Co., Ltd.		—		1,200		—		1,200
ClavisTherapeutics, Inc.		—		2,000		—		2,000
S&E BIO		—		2,000		—		2,000
BNF Corporation Ltd. *		3,659		1,000		(4,659)		—
Key management		3,538		2,289		(1,234)		4,593

*	Excluded from the Group’s related party as of March 31, 2021.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

34.4 Significant borrowing transactions with related parties for the three-month periods ended March 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021
	Beginning		Borrowing		Repayment		Others [1]		Ending
Associates and joint ventures
Korea Credit Bureau Co., Ltd.	~~W~~	19,982	~~W~~	—	~~W~~	—	~~W~~	(15,231)	~~W~~	4,751
Incheon Bridge Co., Ltd.		39,520		—		(5,000)		(5,737)		28,783
DPAPS Co., Ltd.		—		—		—		3		3
Jungdo Co., Ltd.		4		—		—		—		4
Dae-A Leisure Co., Ltd.		636		—		—		(81)		555
Computerlife Co., Ltd.		—		—		—		1		1
SKYDIGITAL INC.		15		—		—		9		24
Jo Yang Industrial Co., Ltd.		2		—		—		(2)		—
Aju Good Technology Venture Fund		3,093		—		—		1,830		4,923
KB-KDBC Pre-IPO New Technology Business Investment Fund		923		—		—		(592)		331
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		8,097		—		—		1,732		9,829
NEOMIO CORP.		535		—		—		(535)		—
WJ Private Equity Fund No.1		349		—		—		(169)		180
KB Star Office Private Real Estate Investment Trust No.1		4,255		—		(1,593)		(355)		2,307
SY Auto Capital Co., Ltd.		6		—		—		(1)		5
KB No.17 Special Purpose Acquisition Company		1,711		1,546		(1,525)		(23)		1,709
KB No.18 Special Purpose Acquisition Company		2,101		—		—		(23)		2,078
KB No.19 Special Purpose Acquisition Company		1,053		—		—		(19)		1,034
KB No.20 Special Purpose Acquisition Company		1,716		—		—		(10)		1,706
RAND Bio Science Co., Ltd.		693		—		(400)		(33)		260
Food Factory Co., Ltd.		1,555		507		(500)		(627)		935
Acts Co., Ltd.		18		—		—		31		49
Paycoms Co., Ltd.		1		—		—		—		1
Big Dipper Co., Ltd.		1		—		—		6		7
Wyatt Corp.		1		—		—		—		1
Stratio, Inc.		13		—		—		(13)		—
UPRISE, Inc.		11		—		—		(9)		2
CellinCells Co., Ltd.		260		—		—		(202)		58
COSES GT		292		—		—		1,223		1,515
Fabric Time Co., Ltd.		3,947		—		(3,000)		1,546		2,493
GOMI CORPORATION		37		—		—		55		92
S&E BIO		1,142		—		—		(273)		869
KB Pre IPO Secondary Venture Fund No.1		629		—		—		(31)		598
4N Inc.		76		—		—		(59)		17
Contents First		1,823		—		(990)		(817)		16

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

34.4 Significant borrowing transactions with related parties for the three-month periods ended March 31, 2021 and 2020, are as follows: (cont’d)

(In millions of Korean won)	2021
	Beginning		Borrowing		Repayment		Others [1]		Ending
December & Company Inc.	~~W~~	1	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1
GENINUS Inc.		13,630		—		—		(7,152)		6,478
Mantisco Co., Ltd.		—		—		—		1,141		1,141
Key management		17,167		5,196		(4,223)		3,531		21,671

(In millions of Korean won)	2020
	Beginning		Borrowing		Repayment		Others [1]		Ending
Associates and joint ventures
Korea Credit Bureau Co., Ltd.	~~W~~	17,966	~~W~~	—	~~W~~	—	~~W~~	(13,819)	~~W~~	4,147
Incheon Bridge Co., Ltd.		45,447		—		—		(6,334)		39,113
Jungdo Co., Ltd.		4		—		—		—		4
Dae-A Leisure Co., Ltd.		753		—		—		(274)		479
Computerlife Co., Ltd.		1		—		—		(1)		—
SKYDIGITAL INC.		25		—		—		129		154
Jo Yang Industrial Co., Ltd.		2		—		—		1		3
Aju Good Technology Venture Fund		5,456		—		—		(96)		5,360
KB-KDBC Pre-IPO New Technology Business Investment Fund		7,054		1,500		(5,000)		1,423		4,977
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		13,118		—		—		(149)		12,969
KB Star Office Private Real Estate Investment Trust No.1		8,293		2,118		(2,099)		(115)		8,197
SY Auto Capital Co., Ltd.		8		—		—		(4)		4
KB No.17 Special Purpose Acquisition Company		1,742		1,525		(1,500)		(17)		1,750
KB No.18 Special Purpose Acquisition Company		2,140		—		—		(21)		2,119
KB No.19 Special Purpose Acquisition Company		1,093		—		—		(16)		1,077
KB No.20 Special Purpose Acquisition Company		1,984		—		—		(255)		1,729
RAND Bio Science Co., Ltd.		4,452		300		(600)		(1,174)		2,978
Wise Asset Management Co., Ltd.		21		—		—		(21)		—
Food Factory Co., Ltd.		1,073		1,000		—		(396)		1,677
Acts Co., Ltd.		1		—		—		3		4
Paycoms Co., Ltd.		1		—		—		—		1
Big Dipper Co., Ltd.		6		—		—		247		253
APRO Co., Ltd. [2]		3,201		—		—		(3,201)		—
Wyatt Corp.		—		—		—		1		1
Stratio, Inc.		726		—		—		(420)		306
CellinCells Co., Ltd.		1,545		—		—		(434)		1,111
Fabric Time Co., Ltd.		395		6,502		(300)		421		7,018
BNF Corporation Ltd. [2]		947		—		—		(947)		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

34.4 Significant borrowing transactions with related parties for the three-month periods ended March 31, 2021 and 2020, are as follows: (cont’d)

(In millions of Korean won)	2020
	Beginning		Borrowing		Repayment		Others [1]		Ending
GOMI CORPORATION	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	273	~~W~~	273
S&E BIO		—		—		—		1,902		1,902
KB IGen Private Equity Fund No.1 [2]		147		—		—		—		147
KB Pre IPO Secondary Venture Fund No.1		2,955		—		—		(2,873)		82
Key management		15,338		6,389		(5,774)		1,061		17,014

[1]	Transactions between related parties, such as settlements arising from operating activities and deposits, are expressed in net amount.
[2]	Excluded from the Group’s related party as of March 31, 2021.

34.5 Significant investment and withdrawal transactions with related parties for the three-month periods ended March 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021				2020
	Equity investments		Withdrawal and others		Equity investments		Withdrawal and others
Balhae Infrastructure Company	~~W~~	279	~~W~~	3,620	~~W~~	430	~~W~~	3,484
KB GwS Private Securities Investment Trust *		—		188,836		—		4,060
KoFC POSCO HANWHA KB Shared Growth Private Equity Fund No.2		—		1,800		—		2,600
POSCO-KB Shipbuilding Fund		—		3,750		—		—
KB Pre IPO Secondary Venture Fund No.1		—		—		—		586
KB-KDBC Pre-IPO New Technology Business Investment Fund		—		—		—		1,000
KB-SJ Tourism Venture Fund		—		—		1,000		—
Korea Credit Bureau Co., Ltd.		—		90		—		90
KB-UTC Inno-Tech Venture Fund		5,085		—		4,725		—
KB-Solidus Global Healthcare Fund		—		—		10,920		2,990
KB-Stonebridge Secondary Private Equity Fund		—		—		1,533		—
KB-NAU Special Situation Corporate Restructuring Private Equity Fund		4,884		—		—		—
JR GLOBAL REIT		—		29,125		—		—
KB Bio Private Equity No.3 Ltd.		10,000		—		—		—
K The 15th REIT Co., Ltd.		8,600		—		—		—
KB Social Impact Investment Fund		1,500		—		—		—
KB-TS Technology Venture Private Equity Fund		—		896		—		—
Keystone-Hyundai Securities No.1 Private Equity Fund		—		857		—		—

*	Excluded from the Group’s related party as of March 31, 2021.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

34.6 Unused commitments provided to related parties as of March 31, 2021 and December 31, 2020, are as follows:

(In millions of Korean won or in a US Dollar)		March 31, 2021		December 31, 2020
Associates and joint ventures
Balhae Infrastructure Company	Purchase of securities	~~W~~	6,154	~~W~~	6,433
Korea Credit Bureau Co., Ltd.	Unused lines of credit for credit card		500		564
Incheon Bridge Co., Ltd.	Loan commitments in Korean won		20,000		20,000
	Unused lines of credit for credit card		94		98
KoFC POSCO HANWHA KB Shared Growth Private Equity Fund No.2	Commitments on loss absorption priority		14,980		14,980
SY Auto Capital Co., Ltd.	Unused lines of credit for credit card		108		90
Food Factory Co., Ltd.	Loan commitments in Korean won		—		388
	Unused lines of credit for credit card		82		73
KB No.17 Special Purpose Acquisition Company	Unused lines of credit for credit card		5		441
KB No.18 Special Purpose Acquisition Company	Unused lines of credit for credit card		15		15
KB No.19 Special Purpose Acquisition Company	Unused lines of credit for credit card		1		—
CellinCells Co., Ltd.	Unused lines of credit for credit card		3		—
RAND Bio Science Co., Ltd.	Unused lines of credit for credit card		23		24
Big Dipper Co., Ltd.	Unused lines of credit for credit card		95		96
Fabric Time Co., Ltd.	Unused lines of credit for credit card		448		7
GOMI CORPORATION	Unused lines of credit for credit card		6		—
COSES GT	Unused lines of credit for credit card		28		—
GENINUS Inc.	Unused lines of credit for credit card		52		—
KB Pre IPO Secondary Venture Fund No.1	Commitments on loss absorption priority		1,671		1,671
KB-TS Technology Venture Private Equity Fund	Purchase of securities		3,696		3,696
KB-SJ Tourism Venture Fund	Purchase of securities		500		500
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	Purchase of securities		10,000		10,000
KB SPROTT Renewable Private Equity Fund No.1	Purchase of securities		18,704		18,704
KB-Stonebridge Secondary Private Equity Fund	Purchase of securities		18,837		18,837
KB Social Impact Investment Fund	Purchase of securities		—		1,500

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

34.6 Unused commitments provided to related parties as of March 31, 2021 and December 31, 2020, are as follows: (cont’d)

(In millions of Korean won or in a US Dollar)		March 31, 2021		December 31, 2020
KB-UTC Inno-Tech Venture Fund	Purchase of securities	~~W~~	—	~~W~~	5,085
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	Purchase of securities		19,416		24,300
All Together Korea Fund No.2	Purchase of securities		990,000		990,000
FineKB Private Equity Fund No.1	Purchase of securities		25,000		25,000
KB-Solidus Global Healthcare Fund	Purchase of securities		2,120		2,120
RMGP Bio-Pharma Investment Fund, L.P.	Purchase of securities	USD	7,136,494	USD	7,796,423
RMGP Bio-Pharma Investment, L.P.	Purchase of securities	USD	15,956	USD	17,132
KB-MDI Centauri Fund LP	Purchase of securities	USD	13,537,500	USD	13,537,500
Key management	Loan commitments in Korean won		2,020		1,760

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2021 and 2020 (Unaudited), and December 31, 2020

34.7 Details of compensation to key management for the three-month periods ended March 31, 2021 and 2020, are as follows:

(In millions of Korean won)	2021
	Short-term employee benefits		Post-employment benefits		Share-based payments		Total
Registered directors (executive)	~~W~~	1,962	~~W~~	277	~~W~~	3,862	~~W~~	6,101
Registered directors (non-executive)		259		—		—		259
Non-registered directors		3,028		130		5,335		8,493

	~~W~~	5,249	~~W~~	407	~~W~~	9,197	~~W~~	14,853

(In millions of Korean won)	2020
	Short-term employee benefits		Post-employment benefits		Share-based payments		Total
Registered directors (executive)	~~W~~	1,935	~~W~~	211	~~W~~	(1,006)	~~W~~	1,140
Registered directors (non-executive)		257		—		—		257
Non-registered directors		2,559		216		(922)		1,853

	~~W~~	4,751	~~W~~	427	~~W~~	(1,928)	~~W~~	3,250

34.8 Details of collateral provided from related parties as of March 31, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	Assets pledged as collateral	March 31, 2021		December 31, 2020

Associates
KB Star Office Private Real Estate Investment Trust No.1	Real estate	~~W~~	13,000	~~W~~	13,000
Key management	Time deposits and others		306		213
	Real estate		5,436		4,356

As of March 31, 2021, Incheon Bridge Co., Ltd., a related party, provides fund management account, civil engineering works insurance, and management and operations rights as senior collateral amounting to ~~W~~ 611,000 million to the project financing group that consists of the Group and 5 other institutions, and as subordinated collateral amounting to ~~W~~ 384,800 million to subordinated debt holders that consist of the Group and 2 other institutions. Also, it provides certificate of credit guarantee amounting to ~~W~~ 400,000 million as collateral to the project financing group that consists of the Group and 5 other institutions.